               As filed with Securities and Exchange Commission on
                                November 19, 2001
                                                      Registration No. 333-
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          ----------------------------

                                    FORM S-6
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933

                             -----------------------

                   NEW ENGLAND VARIABLE LIFE SEPARATE ACCOUNT
                              (Exact Name of Trust)
                       NEW ENGLAND LIFE INSURANCE COMPANY
                               (Name of Depositor)
                               501 Boylston Street
                           Boston, Massachusetts 02117
              (Address of depositor's principal executive offices)

                              ---------------------

                                 MARIE C. SWIFT
                        Second Vice President and Counsel
                       New England Life Insurance Company
                               501 Boylston Street
                           Boston, Massachusetts 02117
                     (Name and address of agent for service)

                                   Copies to:
                                 STEPHEN E. ROTH
                         Sutherland Asbill & Brennan LLP
                         1275 Pennsylvania Avenue, N.W.
                             Washington, D.C. 20004

                           ---------------------------

Title of Securities Being Registered: Units of Interest in Flexible Premium Variable Life Insurance Policies.

             As soon as practicable after the effective date of this
                             Registration Statement
                 (Approximate date of proposed public offering)

The Registrant hereby amends this Registration Statement under the Securities Act of 1933 on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

                   NEW ENGLAND VARIABLE LIFE SEPARATE ACCOUNT

                       REGISTRATION STATEMENT ON FORM S-6

                              CROSS-REFERENCE SHEET


FORM N-8B-2
ITEM NO.                CAPTION IN PROSPECTUS
-----------             ---------------------

1                 Cover Page
2                 Cover Page
3                 Inapplicable
4                 Distribution of the Policies
5                 NELICO
6                 The Variable Account
9                 Inapplicable
10(a)             Other Policy Features
10(b)             Policy Values and Benefits
10(c), (d), (e)   Death Benefit; Cash Value; 24 Month Conversion Right;
                  Surrender; Partial Withdrawal; Right to Examine the Policy;
                  Loan Provision; Transfer Option; Premiums
10(f), (g), (h)   Voting Rights; Rights Reserved by NELICO
10(i)             Limits to NELICO's Right to Challenge the Policy; Payment
                  of Proceeds; Investment Options
11                The Variable Account
12                Investments of the Variable Account; Distribution of the
                  Policies
13                Charges and Expenses; Distribution of the Policies;
                  NELICO's Income Taxes; Appendix A
14                Amount Provided for Investment Under the Policy;
                  Distribution of the Policies
15                Premiums
16                Investments of the Variable Account
17                Captions referenced under Items 10(c), (d), (e) and (i) above
18                The Variable Account
19                Reports; Distribution of the Policies
20                Captions referenced under Items 6 and 10(g) above
21                Loan Provision
22                Inapplicable
23                Distribution of the Policies
24                Limits to NELICO's Right to Challenge the Policy
25                NELICO
26                Distribution of the Policies
27                NELICO
28                Management

FORM N-8B-2
ITEM NO.                CAPTION IN PROSPECTUS
-----------             ---------------------
29                NELICO
30                Inapplicable
31                Inapplicable
32                Inapplicable
33                Inapplicable
34                Distribution of the Policies
35                NELICO
36                Inapplicable
37                Inapplicable
38                Distribution of the Policies
39                Distribution of the Policies
40                Distribution of the Policies
41(a)             Distribution of the Policies
42                Inapplicable
43                Inapplicable
44(a)             Investments of the Variable Account; Amount Provided for
                  Investment Under the Policy; Deductions from Premiums;
                  Flexible Premiums
44(b)             Charges and Expenses
44(c)             Flexible Premiums; Deductions from Premiums
45                Inapplicable
46                Investments of the Variable Account; Captions referenced
                  under Items 10(c), (d) and (e) above
47                Inapplicable
48                Inapplicable
49                Inapplicable
50                Inapplicable
51                Cover Page; Death Benefit; Lapse and Reinstatement; Charges
                  and Expenses; Additional Benefits by Rider; 24 Month
                  Conversion Right; Payment Options; Policy Owner and
                  Beneficiary; Premiums; Distribution of the Policies
52                Rights Reserved by NELICO
53                Tax Considerations
54                Inapplicable
55                Inapplicable
59                Financial Statements

                           ZENITH FLEXIBLE LIFE 2002

                                Flexible Premium
                        Variable Life Insurance Policies
                                   Issued by
                 New England Variable Life Separate Account of
                       New England Life Insurance Company
                              501 Boylston Street
                          Boston, Massachusetts 02116
                                 (617) 578-2000

     This prospectus offers individual flexible premium variable life insurance policies the ("Policies") issued by New England Life Insurance Company ("NELICO").

     The Policy provides premium flexibility. You may choose between two death benefit options. One provides a fixed death benefit equal to the Policy's face amount. The other provides a death benefit that may vary daily with the investment experience of the Eligible Funds. Cash value allocated to the Eligible Funds is not guaranteed, and fluctuates daily with the investment results of the Eligible Funds.

     You allocate net premiums among the investment Sub-Accounts of NELICO's Variable Life Separate Account (the "Variable Account"). Each Sub-Account of the Variable Account invests in shares of an Eligible Fund. The Eligible Funds are:

NEW ENGLAND ZENITH FUND

State Street Research Bond Income Series
MFS Total Return Series
State Street Research Money Market Series
Capital Growth Series
Westpeak Growth and Income Series
Balanced Series
Loomis Sayles Small Cap Series
Alger Equity Growth Series
Davis Venture Value Series
Harris Oakmark Mid Cap Value Series
MFS Investors Trust Series
MFS Research Managers Series

METROPOLITAN SERIES FUND, INC.

Putnam Large Cap Growth Portfolio
Janus Mid Cap Portfolio
Russell 2000(R) Index Portfolio
Putnam International Stock Portfolio
MetLife Stock Index Portfolio
MetLife Mid Cap Stock Index Portfolio*
Morgan Stanley EAFE(R) Index Portfolio*
Lehman Brothers(R) Aggregate Bond Index Portfolio*
State Street Research Aurora Small Cap Value Portfolio*
Janus Growth Portfolio*
State Street Research Investment Trust Portfolio*
Franklin Templeton Small Cap Growth Portfolio*
Neuberger Berman Partners Mid Cap Value Portfolio*

MET INVESTORS SERIES TRUST

MFS Mid-Cap Growth Portfolio*
PIMCO Innovation Portfolio*

VARIABLE INSURANCE PRODUCTS FUND ("VIP")

Overseas Portfolio
Equity-Income Portfolio
High Income Portfolio

VARIABLE INSURANCE PRODUCTS FUND II ("VIP II")

Asset Manager Portfolio

AMERICAN FUNDS INSURANCE SERIES

American Funds Growth Fund*
American Funds Growth-Income Fund*
American Funds Global Small Capitalization Fund*

---------------
* Subject to any necessary state insurance department approvals

     You receive State Street Research Money Market Sub-Account performance until 15 days (less in some states) after we apply your initial premium payment to the Policy. Thereafter, we invest the Policy's cash value according to your instructions.

     You may also allocate net premiums to a Fixed Account in most states. Special limits apply to Fixed Account transfers and withdrawals.

     You may cancel the Policy during the "Right to Examine Policy" period. Replacing existing insurance with the Policy might not be to your advantage. Before you buy a Policy, ask your registered representative if changing, or adding to, current insurance coverage would be advantageous.

     NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED THESE POLICIES OR DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     THE SECURITIES AND EXCHANGE COMMISSION MAINTAINS A WEB SITE THAT CONTAINS THE STATEMENTS OF ADDITIONAL INFORMATION, MATERIAL INCORPORATED BY REFERENCE, AND OTHER INFORMATION REGARDING REGISTRANTS THAT FILE ELECTRONICALLY WITH THE SECURITIES AND EXCHANGE COMMISSION. THE ADDRESS OF THE SITE IS http://www.sec.gov.

     THE ELIGIBLE FUND PROSPECTUSES ARE ATTACHED. PLEASE READ THEM AND KEEP THEM FOR REFERENCE.

     WE DO NOT GUARANTEE HOW ANY OF THE SUB-ACCOUNTS OR ELIGIBLE FUNDS WILL PERFORM. THE POLICIES AND THE ELIGIBLE FUNDS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY FINANCIAL INSTITUTION AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER GOVERNMENT AGENCY.

                                          , 2002

                               TABLE OF CONTENTS

                                                              PAGE
                                                              -----
GLOSSARY....................................................    A-4
INTRODUCTION TO THE POLICIES................................    A-5
     The Policies...........................................    A-5
     Availability of the Policy.............................    A-6
     Policy Charges.........................................    A-7
     How the Policy Works...................................   A-11
     Receipt of Communications and Payments at NELICO's
      Administrative Office.................................   A-12
     NELICO.................................................   A-12
POLICY VALUES AND BENEFITS..................................   A-14
     Death Benefit..........................................   A-14
     Death Proceeds Payable.................................   A-15
     Change in Death Benefit Option.........................   A-16
     Cash Value.............................................   A-16
     Allocation of Net Premiums.............................   A-17
     Amount Provided for Investment under the Policy........   A-17
     Right to Examine Policy................................   A-18
CHARGES AND EXPENSES........................................   A-18
     Deductions from Premiums...............................   A-18
     Surrender Charge.......................................   A-18
     Monthly Deduction from Cash Value......................   A-20
     Charges Against the Eligible Funds and the Sub-Accounts
      of the Variable Account...............................   A-22
     Group or Sponsored Arrangements........................   A-22
PREMIUMS....................................................   A-23
     Flexible Premiums......................................   A-23
     Lapse and Reinstatement................................   A-24
OTHER POLICY FEATURES.......................................   A-24
     Increase in Face Amount................................   A-24
     Loan Provision.........................................   A-25
     Surrender..............................................   A-26
     Partial Withdrawal.....................................   A-27
     Reduction in Face Amount...............................   A-27
     Investment Options.....................................   A-28
     Transfer Option........................................   A-28
     Dollar Cost Averaging..................................   A-29
     Portfolio Rebalancing..................................   A-29
     Change of Insured Person...............................   A-30
     Payment of Proceeds....................................   A-30
     24 Month Conversion Right..............................   A-30
     Other Exchange Rights..................................   A-31
     Payment Options........................................   A-31
     Additional Benefits by Rider...........................   A-32
     Policy Owner and Beneficiary...........................   A-33

                                                              PAGE
                                                              -----
THE VARIABLE ACCOUNT........................................   A-33
     Investments of the Variable Account....................   A-33
     Investment Management..................................   A-36
     Substitution of Investments............................   A-37
     Share Classes of the Eligible Funds....................   A-37
THE FIXED ACCOUNT...........................................   A-38
     General Description....................................   A-38
     Values and Benefits....................................   A-38
     Policy Transactions....................................   A-38
DISTRIBUTION OF THE POLICIES................................   A-39
LIMITS TO NELICO'S RIGHT TO CHALLENGE THE POLICY............   A-40
     Misstatement of Age or Sex.............................   A-40
     Suicide................................................   A-40
TAX CONSIDERATIONS..........................................   A-40
     Introduction...........................................   A-40
     Tax Status of the Policy...............................   A-41
     Tax Treatment of Policy Benefits.......................   A-41
     NELICO's Income Taxes..................................   A-43
MANAGEMENT..................................................   A-44
VOTING RIGHTS...............................................   A-46
RIGHTS RESERVED BY NELICO...................................   A-47
TOLL-FREE NUMBERS...........................................   A-47
REPORTS.....................................................   A-47
ADVERTISING PRACTICES.......................................   A-47
LEGAL MATTERS...............................................   A-48
REGISTRATION STATEMENT......................................   A-48
EXPERTS.....................................................   A-48
APPENDIX A: ILLUSTRATIONS OF DEATH BENEFITS, CASH VALUES,
  CASH SURRENDER VALUES AND ACCUMULATED PREMIUMS............   A-49
APPENDIX B: INVESTMENT EXPERIENCE INFORMATION...............   A-52
APPENDIX C: LONG TERM MARKET TRENDS.........................   A-67
APPENDIX D: USES OF LIFE INSURANCE..........................   A-68
APPENDIX E: TAX INFORMATION.................................   A-70
APPENDIX F: GUIDELINE PREMIUM TEST AND CASH VALUE
  ACCUMULATION TEST.........................................   A-71
FINANCIAL STATEMENTS........................................   AA-1

                                    GLOSSARY

     ACCOUNT.  A Sub-Account of the Variable Account or the Fixed Account.

     AGE. The age of an insured refers to the insured's age at his or her nearest birthday.

     BASE POLICY.  The Policy without riders.

     CASH SURRENDER VALUE. The amount you receive if you surrender the Policy. It is equal to the Policy's cash value reduced by any Surrender Charge that would apply on surrender and by any outstanding Policy loan and accrued interest.

     CASH VALUE. A Policy's cash value includes the amount of its cash value held in the Variable Account, the amount held in the Fixed Account and, if there is an outstanding Policy loan, the amount of its cash value held in the Loan Account.

     FIXED ACCOUNT. The Fixed Account is a part of our general account to which you may allocate net premiums. It provides guarantees of principal and interest.

     INVESTMENT START DATE. This is the later of the date we first receive a premium payment for the Policy and the Policy Date.

     LOAN ACCOUNT. The account to which cash value from the Variable and/or Fixed Accounts is transferred when a Policy loan is taken.

     PLANNED PREMIUM. The Planned Premium is the premium payment schedule you choose to help meet your future goals under the Policy. The Planned Premium is a level amount that is subject to certain limits under the Policy.

     PREMIUMS. Premiums include all payments under the Policy, whether a Planned Premium or an unscheduled payment.

     POLICY DATE. If you make a premium payment with the application, the Policy Date is generally the later of the date Part II of the application (if any) was signed and receipt of the premium payment. If you choose to pay the initial premium upon delivery of the Policy, we issue the Policy with a Policy Date which is generally up to 30 days after issue. When you receive the Policy, you will have an opportunity to redate it to a current date.

     TARGET PREMIUM. We use the Target Premium to determine the amount of Surrender Charge that may apply on a surrender, lapse, face amount reduction, or a partial withdrawal or change in death benefit option that results in a face amount reduction. The Target Premium varies by issue age, sex, smoking status and any substandard rating of the insured and the Policy's base face amount.

     YOU.  "You" refers to the Policy Owner.

                          INTRODUCTION TO THE POLICIES

THE POLICIES

     The Policies are designed to provide lifetime insurance coverage. They are not offered primarily as an investment.

     Here is a summary of the Policy's basic features. You should read the entire prospectus for more complete information.

     -- You can make premium payments under the Policy based on a schedule you determine, subject to some limits. Your policy also provides flexibility to change your schedule at any time or make a payment that does not correspond with your schedule. We can limit or prohibit payments in some situations. (See "Premiums".)

     -- You can allocate net premiums to one or more of the Sub-Accounts of the Variable Account corresponding to mutual fund portfolios, in some states after an initial period in the State Street Research Money Market Sub-Account. (See "Allocation of Net Premiums" and "Investment Options".)

     -- The mutual fund portfolios available under the Policy include several common stock funds, including funds which invest primarily in foreign securities, as well as bond funds, balanced funds, and a money market fund. You may allocate your Policy's cash value to a cumulative maximum of 49 accounts (including the Fixed Account) over the life of the Policy. (See "Investments of the Variable Account".) We may limit your initial selection to 25 accounts.

     -- If the Fixed Account is available in your state, you may also allocate funds to that account. We provide guarantees of Fixed Account principal and interest. SPECIAL LIMITS APPLY TO TRANSFERS AND WITHDRAWALS OF CASH
                       ---------------------------------------------------------
         VALUE FROM THE FIXED ACCOUNT. We have the right to restrict transfers
         -----------------------------
         of cash value and allocations of premiums into the Fixed Account. (See "The Fixed Account".)

     -- The cash value of the Policy will vary daily based on the net investment experience of your Policy's Sub-Accounts and the amount of interest credited to your Policy's cash value in the Fixed Account. (See "Cash Value", "Charges and Expenses", "Premiums", "Loan Provision" and "Partial Withdrawal".)

     -- The portion of the cash value in the Sub-Accounts is not guaranteed. You bear the investment risk on this portion of the cash value. (See "Cash Value".)

     -- You may choose between two death benefit options and two definitions of life insurance under the Policy. The level option death benefit equals the Policy's face amount. The variable option death benefit equals the face amount plus any cash value, which varies with the net investment experience of your Policy's Sub-Accounts and the rate of interest credited on your cash value in the Fixed Account. The death benefit in either case could increase to satisfy tax law requirements if the cash value reaches certain levels. (See "Death Benefit".)

     -- You may change your allocation of future net premiums at any time. (See "Allocation of Net Premiums" and "Investment Options".)

     -- A loan privilege and partial withdrawal feature are available. (See "Loan Provision" and "Partial Withdrawal".)

     -- The Policy allows you to withdraw cash value from the Policy or transfer cash value among the Sub-Accounts and the Fixed Account up to twelve times in a Policy year without our consent. Currently, we do not limit the number of Sub-Account transfers or withdrawals you may make in a Policy year. We reserve the right to impose a charge of $25 for each transfer or each withdrawal in excess of twelve. Transfers, withdrawals and allocations involving the Fixed Account are subject to special limits. (See "Transfer Option" and "The Fixed Account--Policy Transactions".)

     -- Death benefits paid to the beneficiary generally are not subject to Federal income tax. Under current law, undistributed increases in cash value generally are not taxable to you. (See "Tax Considerations".)

     -- Loans, assignments and other pre-death distributions may have tax consequences depending primarily on the amount which you have paid into the Policy but also on any "material change" in the terms or benefits of the Policy or any death benefit reduction. If premium payments, a death benefit reduction, or a material change cause the Policy to become a "Modified Endowment Contract," then pre-death distributions (including loans) will be included in income on an income first basis, and a 10% penalty tax may be imposed on income distributed before the Policy Owner attains age 59 1/2. Tax considerations may therefore influence the amount and timing of premium payments and certain Policy transactions which you choose to make. (See "Tax Considerations".)

     -- If the Policy is not a Modified Endowment Contract, we believe that loans under the Policy will generally not be taxable to you as long as the Policy has not lapsed, been surrendered or terminated. However, the tax consequences associated with loans outstanding after the tenth policy year are uncertain. With some exceptions, other pre-death distributions under a Policy that is not a Modified Endowment Contract are includible in income only to the extent they exceed your investment in the Policy. (See "Tax Considerations".)

     -- During the "Right to Examine Policy" period you can return the Policy for a refund. (See "Right to Examine Policy".)

     -- Within 24 months after a Policy's date of issue, you may exercise the Policy's 24 Month Conversion Right. If you do, we allocate all of your Policy's cash value and future premiums to the Fixed Account. The purpose of the 24 Month Conversion Right is to provide you with fixed Policy values and benefits. (See "24 Month Conversion Right" for a description of this provision and for a description of the variation which applies to Policies issued in Maryland, New York and Connecticut.)

     In many respects the Policies are similar to fixed-benefit universal life insurance. Like universal life insurance, the Policies offer death benefits and provide flexible premiums, a cash value, and loan privileges.

     The Policies are different from fixed-benefit universal life insurance in that the death benefit may, and the cash value will, vary to reflect the investment experience of the selected Sub-Accounts.

     The Policies are designed to provide insurance protection. Although the underlying mutual fund portfolios invest in securities similar to those in which mutual funds available directly to the public invest, in many ways the Policies differ from mutual fund investments. The main differences are:

     -- The Policy provides a death benefit based on our assumption of an actuarially calculated risk.

     -- If the cash surrender value is not sufficient to pay a Monthly Deduction, the Policy may lapse with no value unless you pay additional premiums. If the Policy lapses when Policy loans are outstanding, adverse tax consequences may result.

     -- In addition to sales charges, insurance-related charges not associated with mutual fund investments are deducted from the premiums and values of the Policy. These charges include various insurance, risk, administrative and premium tax charges. (See "Charges and Expenses".)

     -- The Variable Account, not the Policy Owner, owns the mutual fund shares.

     -- Federal income tax liability on any earnings is generally deferred until you receive a distribution from the Policy. Transfers from one underlying fund portfolio to another do not incur tax liability under current law.

     --  Dividends and capital gains are automatically reinvested.

     For a discussion of some of the uses of the Policies, see "Appendix D: Uses of Life Insurance".

AVAILABILITY OF THE POLICY

     The Policies are available for insureds age 85 or younger on an underwritten basis and from the age of 20 to 70 on a guaranteed issue basis. (We issue guaranteed issue Policies based on very limited underwriting information.) We may consent to issue the Policies on insureds up to age 90. All persons must meet our underwriting and other requirements.

     The minimum face amount for the base Policy is $50,000 unless we consent to a lower amount.

     We offer other variable life insurance policies that have different death benefits, policy features, and optional programs. However, these other policies also have different charges that would affect your Sub-Account performance and cash values. The Policies may also be available with term riders that provide death benefit coverage at a lower overall cost than coverage under the base Policy; however, term riders have no cash value and terminate at the insured's age 100. To obtain more information about these other policies and term riders, contact our Administrative Office or your registered representative.

     For information concerning compensation paid for the sale of the Policies, see "Distribution of the Policies".

POLICY CHARGES

     PREMIUM-BASED CHARGES.  We deduct the following charges from premiums:

     -- A maximum sales charge of 5% (currently 2% in Policy year 11 and thereafter);

     --  A state premium tax charge of 2.5%;

     --  A charge for federal taxes of 1.25%.

     SURRENDER CHARGE. A Surrender Charge applies to a lapse, surrender, face amount reduction, or a partial withdrawal or change in death benefit option that results in a face amount reduction during the first ten Policy years, or during the first ten years following a face amount increase (nine years for issue age
90). For the first partial withdrawal in each Policy year, no Surrender Charge will apply to 10% of the cash surrender value at the time of the withdrawal. The maximum Surrender Charge equals 45% of the Target Premium. After the first Policy year (or after the first year following a face amount increase), the Surrender Charge declines ratably on a monthly basis over the remaining nine years of the Surrender Charge period until it reaches $0 in the last month of the tenth Policy year (or the tenth year following the face amount increase).

     We deduct the Surrender Charge from the Policy's available cash value, regardless of whether that cash value comes from premiums or investment experience.

     MONTHLY DEDUCTION FROM CASH VALUE. We deduct certain charges from the cash value:

     -- Monthly charge for the cost of insurance and for any benefits provided by rider;

     -- Monthly Administration and Issue Expense Charge during the first ten Policy years (and during the first ten Policy years following a face amount increase), that varies by issue age, risk class and, except for unisex Policies, sex of the insured. The monthly charge per $1000 of base Policy face amount coverage ranges from approximately 3 cents to 38 cents;

     -- A Face Amount Increase Administration Charge of $100 that applies to each underwritten face amount increase and is deducted from the Policy's cash value on the monthly anniversary when the increase takes place;

     -- Monthly Policy Charge, currently equal to $25.00 per month in the first Policy year and $6.00 per month thereafter (guaranteed not to exceed these amounts in any year);

     -- Monthly Asset Charge against the cash value in the Variable Account for our mortality and expense risk, currently equal to an annual rate of .60% in Policy years 1-10; .25% in Policy years 11-20; and .15% thereafter (guaranteed not to exceed .70% in Policy years 1-10; .35% in Policy years 11-20; and .25% thereafter).

     CHARGES DEDUCTED FROM THE ELIGIBLE FUNDS. There are daily charges against the Eligible Fund assets for investment advisory services and fund operating expenses.

     NEW ENGLAND ZENITH FUND (CLASS A SHARES). The following table shows the annual operating expenses for each New England Zenith Fund series, based on actual expenses for 2000, after any applicable expense cap or expense deferral arrangement:

                                                              MANAGEMENT    OTHER     TOTAL ANNUAL
                           SERIES                                FEES      EXPENSES     EXPENSES
                           ------                             ----------   --------   ------------
Capital Growth..............................................     .62%        .04%         .66%**
State Street Research Bond Income...........................     .40%        .07%         .47%
State Street Research Money Market..........................     .35%        .06%         .41%
MFS Total Return............................................     .50%        .08%         .58%
Westpeak Growth and Income..................................     .68%        .05%         .73%**
Loomis Sayles Small Cap.....................................     .90%        .06%         .96%**
Harris Oakmark Mid Cap Value................................     .75%        .15%         .90%*
Balanced....................................................     .70%        .10%         .80%
Davis Venture Value.........................................     .75%        .04%         .79%
Alger Equity Growth.........................................     .75%        .04%         .79%
MFS Investors Trust.........................................     .75%        .15%         .90%*
MFS Research Managers.......................................     .75%        .15%         .90%*

------------
 * Without the applicable expense cap or expense deferral arrangement (described below), Total Series Operating Expenses for the year ended December 31, 2000 would have been: Harris Oakmark Mid Cap Value Series, .96%; MFS Investors Trust Series, 1.57%; and MFS Research Managers Series, 1.25%.
** Total annual expenses do not reflect certain expense reductions due to directed brokerage arrangements. If we included these reductions, total annual expenses would have been .65% for Capital Growth Series, .70% for Westpeak Growth and Income, and .95% for Loomis Sayles Small Cap Series.

     Our affiliate, MetLife Advisers, LLC (formerly New England Investment Management, LLC) advises the series of the New England Zenith Fund. MetLife Advisers voluntarily limits the expenses (other than brokerage costs, interest, taxes or extraordinary expenses) of certain series with either an expense cap or expense deferral arrangement. Under the expense cap, MetLife Advisers bears expenses of the Loomis Sayles Small Cap Series that exceed 1.00% of average daily net assets. Under the expense deferral agreement, MetLife Advisers bears expenses of the Harris Oakmark Mid Cap Value, MFS Investors Trust, and MFS Research Managers Series that exceed .90% of average daily net assets in the year the series incurs them and charges those expenses to the series in a future year if actual expenses of the series are below the limit. MetLife Advisers may end these expense limits at any time.

     METROPOLITAN SERIES FUND (CLASS A SHARES). MetLife Advisers is the investment manager for the Portfolios of the Metropolitan Series Fund, Inc. The Portfolios pay investment management fees to MetLife Advisers and also bear other expenses. The chart below shows the total operating expenses of the Portfolios based on the year ended December 31, 2000 and current expense subsidies (in the case of the Janus Growth Portfolio and the Franklin Templeton Small Cap Growth Portfolio, anticipated expenses for 2001) as a percentage of Portfolio net assets.

                                                              MANAGEMENT     OTHER      TOTAL ANNUAL
PORTFOLIO                                                        FEES       EXPENSES      EXPENSES
---------                                                     ----------    --------    ------------
Putnam Large Cap Growth.....................................     .80%         .20%         1.00%*
Janus Mid Cap...............................................     .66%         .04%          .70%
Russell 2000 Index..........................................     .25%         .30%          .55%
Putnam International Stock..................................     .90%         .24%       1.14%++
MetLife Stock Index.........................................     .25%         .03%          .28%
MetLife Mid Cap Stock Index.................................     .25%         .20%          .45%*
Morgan Stanley EAFE Index...................................     .30%         .40%          .70%*
Lehman Brothers Aggregate Bond Index........................     .25%         .12%          .37%
State Street Research Aurora Small Cap Value................     .85%         .20%         1.05%*
Janus Growth................................................     .80%         .15%          .95%*
State Street Research Investment Trust......................     .47%         .03%          .50%**
Franklin Templeton Small Cap Growth.........................     .90%         .15%         1.05%*
Neuberger Berman Partners Mid Cap Value.....................     .70%         .19%          .89%**

------------
 * Without the applicable expense cap arrangement (described below), Total Annual Expenses for the year ended December 31, 2000 would have been 1.39% for the Putnam Large Cap Growth Portfolio, .83% for the MetLife Mid Cap Stock Index Portfolio, and 1.34% for the State Street Research Aurora Small Cap Value Portfolio. The Total Annual Expenses for these Portfolios are annualized since the Portfolios' start dates (May 1, 2000 for the Putnam Large Cap Growth Portfolio and July 5, 2000 for the MetLife Mid Cap Stock Index and the State Street Research Aurora Small Cap Value Portfolios). Without the applicable expense cap arrangement (described below), Total Annual Expenses for the year ended December 31, 2000 would have been .78% for the Morgan Stanley EAFE Index Portfolio. Without the applicable expense deferral arrangement (described below), the anticipated Total Annual Expenses would be 1.09% for the Janus Growth Portfolio and 1.61% for the Franklin Templeton Small Cap Growth Portfolio (annualized since their start date of May 1, 2001).
** Total Annual Expenses do not reflect certain expense reductions due to directed brokerage arrangements. If we included these reductions, Total Annual Expenses would have been .49% for the State Street Research Investment Trust Portfolio and .76% for the Neuberger Berman Partners Mid Cap Value Portfolio.
++ Until May 1, 2000, the management fee for the Putnam International Stock Portfolio was .75%.

MetLife Advisers voluntarily pays expenses (other than the management fee, brokerage commissions, taxes, interest and other loan costs, and any unusual one-time expenses) of (a) the Putnam Large Cap Growth Portfolio that exceed .20% of the net assets until the earlier of (i) April 30, 2002 and (ii) the date when the Portfolio's net assets reach $100 million; (b) the State Street Research Aurora Small Cap Value Portfolio that exceed .20% of the net assets until April 30, 2002; (c) the MetLife Mid Cap Stock Index Portfolio that exceed .20% of the net assets until the earlier of (i) June 30, 2002 and (ii) the date when the Portfolio's net assets reach $100 million, but in no event earlier than April 30, 2002; (d) the Morgan Stanley EAFE Index Portfolio that exceed .40% of the net assets until the earlier of (i) April 30, 2002 and (ii) the date when the Portfolio's net assets reach $200 million; and (e) the Russell 2000 Index Portfolio that exceed .30% of the net assets until the earlier of (i) April 30, 2002 and (ii) the date when the Portfolio's net assets reach $200 million. MetLife Advisers also voluntarily pays expenses (other than brokerage commissions, taxes, interest and any extraordinary or nonrecurring expenses) that exceed .95% of the net assets of the Janus Growth Portfolio and 1.05% of the net assets of the Franklin Templeton Small Cap Growth Portfolio through April 30, 2002, in the year the Portfolio incurs them and charges those expenses to the Portfolio in a future year if the actual expenses of the Portfolio are below the limit. MetLife Advisers can terminate these arrangements at any time upon notice to the Board of Directors and to Fund shareholders.

     MET INVESTORS SERIES TRUST (CLASS A SHARES). The investment adviser for Met Investors Series Trust is Met Investors Advisory Corp. ("Met Investors Advisory") (formerly known as Security First Management Corp.). The Portfolios of Met Investors Series Trust pay investment management fees to Met Investors Advisory and also bear certain other expenses. The anticipated total operating expenses of the Portfolios for 2001 after any expense subsidies, as a percentage of Portfolio average net assets, are:

                                                              MANAGEMENT     OTHER      TOTAL ANNUAL
PORTFOLIO                                                        FEES       EXPENSES      EXPENSES
---------                                                     ----------    --------    ------------
MFS Mid-Cap Growth..........................................      .62%        .18%           .80%*
PIMCO Innovation............................................      .69%        .41%          1.10%*

------------
* Met Investors Advisory and Met Investors Series Trust have entered into an Expense Limitation Agreement whereby for a period of at least one year from the February 12, 2001 commencement of operations, the Management Fees of the Portfolios will be limited so that Total Annual Expenses will not exceed .80% for the MFS Mid-Cap Growth Portfolio and 1.10% for the PIMCO Innovation Portfolio. Absent this Agreement, Management Fees for the period ending December 31, 2001 would be .65% for the MFS Mid-Cap Growth Portfolio and 1.05% for the PIMCO Innovation Portfolio, resulting in anticipated (annualized) Total Annual Expenses for the two Portfolios of .83% and 1.46% respectively. Under certain circumstances, any fees waived or expenses reimbursed by Met Investors Advisory may, with the approval of the Trust's Board of Trustees, be repaid to Met Investors Advisory.

     VIP AND VIP II (INITIAL CLASS SHARES). The investment adviser for VIP and VIP II is Fidelity Management & Research Company ("FMR"). The Portfolios of VIP and VIP II pay investment management fees to FMR and also bear other expenses. For the year ended December 31, 2000, the total operating expenses of the Portfolios, as a percentage of Portfolio average net assets, were:

                                                              MANAGEMENT     OTHER      TOTAL ANNUAL
PORTFOLIO                                                        FEES       EXPENSES      EXPENSES
---------                                                     ----------    --------    ------------
VIP Equity-Income...........................................     .48%         .08%          .56%*
VIP Overseas................................................     .72%         .17%          .89%*
VIP High Income.............................................     .58%         .10%          .68%
VIP II Asset Manager........................................     .53%         .08%          .61%

------------
* Total annual expenses do not reflect certain expense reductions due to directed brokerage arrangements and custodian interest credits. If we included these reductions, total annual expenses would have been .55% for VIP Equity-Income Portfolio, and .87% for VIP Overseas Portfolio.

     AMERICAN FUNDS INSURANCE SERIES (CLASS 2 SHARES). The investment adviser for American Funds Insurance Series is Capital Research and Management Company ("Capital Research"). The Funds of American Funds Insurance Series pay investment management fees to Capital Research and also bear certain other expenses. For the year ended December 31, 2000, the total operating expenses of each Fund, as a percentage of Fund average net assets, were:

                                                        MANAGEMENT    12B-1     OTHER      TOTAL ANNUAL
FUND                                                       FEES       FEES     EXPENSES      EXPENSES
----                                                    ----------    -----    --------    ------------
American Funds Growth.................................     .36%         .25%     .02%           .63%
American Funds Growth-Income..........................     .34%         .25%     .01%           .60%
American Funds Global Small Capitalization............     .80%         .25%     .06%          1.11%

     An investment adviser or affiliates thereof may compensate NELICO and/or certain affiliates for administrative, distribution, or other services relating to Eligible Funds. We (or our affiliates) may also be compensated with 12b-1 fees from Eligible Funds. This compensation is based on assets of the Eligible Funds attributable to the Policies and certain other variable insurance products that we and our affiliates issue. Some funds or their advisers (or other affiliates) may pay us more than others, and the amounts paid may be significant. New England Securities may also receive brokerage commissions on securities transactions initiated by an investment adviser.

     See "Charges and Expenses".

                              HOW THE POLICY WORKS
PREMIUM PAYMENTS                  [FLOW CHART]
* Flexible
* Planned premium options
* No Lapse Premium (in first five Policy years)
* Secondary Guarantee Premium (to age 100)
CHARGES FROM PREMIUM PAYMENTS
* Sales Load: 5% (currently 2% in Policy years 11 and thereafter)
* State Premium Tax Charge: 2.5%
* Charge for Federal Taxes: 1.25%
LOANS
* You may borrow your cash value
* Loan interest charge is 3.5%. (Currently we intend to charge 3.25% interest in Policy years 11-20 and 3.00% thereafter.) We transfer loaned funds out of the Fixed Account and the Eligible Funds into the Loan Account where we credit them with not less than 3.0% interest.
RETIREMENT BENEFITS
* Fixed settlement options are available for policy proceeds
CASH VALUES
* Net premium payments invested in your choice of Eligible Fund investments or the Fixed Account (generally after an initial period in the State Street Research Money Market Sub-Account)
* The cash value reflects investment experience, interest, premium payments, policy charges and any distributions from the Policy
* We do not guarantee the cash value invested in the Eligible Funds
* Any earnings you accumulate are generally free of any current income taxes
* You may change the allocation of future net premiums at any time. You may transfer funds among investment options (and to the Fixed Account). Currently we do not limit the number of Sub-Account transfers you can make in a Policy year.
* We limit the amount of transfers from (and in some cases to) the Fixed Account
* You may allocate your cash value among a maximum of 49 accounts over the life of the Policy.
DEATH BENEFIT
* Level or Variable Death Benefit Options
* Guaranteed not to be less than face amount (less any loan and loan interest) during first five Policy years if the five-year No Lapse Premium guarantee is in effect, or until age 100 if the Secondary Guarantee Rider is in effect.
* On or after age 100, equal to cash value for insureds over age 80 at issue. For insureds age 80 or younger at issue, equal to the greater of (1) cash value and (2) the lesser of the face amount on the Policy anniversary at age 80 and at age 100.
* Income tax free to named beneficiary (generally)
DAILY DEDUCTIONS FROM ASSETS
* Investment advisory fees and other expenses are deducted from the Eligible Fund values
BEGINNING OF MONTH CHARGES
* We deduct the cost of insurance protection (reflecting any substandard risk or guaranteed issue rating) from the cash value each month
* Any Rider Charges
* Policy Fee: $25.00 per month (first year) and $6.00 per month thereafter
* Administration and Issue Expense Charge: Monthly charge ranging from approximately $.03 to $.38 per $1,000 of base Policy face amount that applies during the first ten Policy years or during the first ten Policy years following a face amount increase.
* Face Amount Increase Administration Charge: maximum one-time charge of $100 levied on each underwritten increase in the base Policy's face amount.
* Asset Charge applied against the cash value in the Variable Account at an annual rate of .60% in Policy years 1-10; .25% in Policy years 11-20; and .15% thereafter (guaranteed not to exceed .70% in Policy years 1-10; .35% in Policy years 11-20; and .25% thereafter)
SURRENDER CHARGE
* Applies on lapse, surrender, face amount reduction, or partial withdrawal or change in death benefit option that results in face reduction in first ten Policy years (or in first ten Policy years following a face amount increase). Maximum charge is 45% of Target Premium in first Policy year. After first Policy year, charge reduces ratably on a monthly basis over the remaining nine years of the surrender period.
LIVING BENEFITS
* If policyholder has elected and qualified for benefits for disability and becomes totally disabled, we will waive monthly charges during the period of disability up to certain limits.
* You may surrender the Policy at any time for its cash surrender value
* Deferred income taxes, including taxes on certain amounts borrowed, become payable upon surrender
* Grace period for lapsing with no value is 62 days from the first date in which Monthly Deduction was not paid due to insufficient cash value
* Subject to our rules, you may reinstate a lapsed Policy within three years of date of lapse if it has not been surrendered

RECEIPT OF COMMUNICATIONS AND PAYMENTS AT NELICO'S ADMINISTRATIVE OFFICE

     We will treat your request for a Policy transaction, or your submission of a payment, as received by us if we receive a request conforming to our administrative procedures or a payment at our Administrative Office before the close of regular trading on the New York Stock Exchange on that day. If we receive it after that time, or if the New York Stock Exchange is not open that day, then we will treat it as received on the next day when the New York Stock Exchange is open.

NELICO

     NELICO was organized as a stock life insurance company in Delaware in 1980 and is licensed to sell life insurance in all states, the District of Columbia and Puerto Rico. Originally, NELICO was a wholly-owned subsidiary of New England Mutual Life Insurance Company ("New England Mutual"). On August 30, 1996, New England Mutual merged into Metropolitan Life Insurance Company ("MetLife"), a life insurance company whose principal office is One Madison Avenue, New York, NY 10010. MetLife then became the parent of NELICO. MetLife is a wholly-owned subsidiary of MetLife, Inc., a publicly-traded company. In connection with the merger, NELICO changed its name from "New England Variable Life Insurance Company" to "New England Life Insurance Company" and changed its domicile from the State of Delaware to the Commonwealth of Massachusetts. NELICO's Home Office is now at 501 Boylston Street, Boston, Massachusetts 02116. NELICO's mailing address is: P.O. Box 9116, Boston, Massachusetts 02117. NELICO'S Administrative Office

     The chart on the next page illustrates the relationship of NELICO, the Fixed Account, the Variable Account and the Eligible Funds.

[FLOW CHART]
NELICO
(Insurance company subsidiary of MetLife)
We deduct charges.
We allocate net premiums and net unscheduled payments to your choice of sub-accounts in the Variable Account or to the Fixed Account.
Premiums
Fixed Account
VARIABLE ACCOUNT
Zenith Capital Growth Sub-Account
Zenith State Street Research Bond Income Sub-Account
Zenith State Street Research Money Market Sub-Account
Zenith MFS Total Return Sub-Account
Zenith Westpeak Growth and Income Sub-Account
Zenith Loomis Sayles Small Cap Sub-Account
Zenith Balanced Sub-Account
Zenith Alger Equity Growth Sub-Account
Zenith Davis Venture Value Sub-Account
Zenith Harris Oakmark Mid Cap Value Sub-Account
Zenith MFS Investors Trust Sub-Account
Zenith MFS Research Managers Sub-Account
Metropolitan Putnam Large Cap Growth Sub-Account
Metropolitan Janus Mid Cap Sub-Account
Metropolitan Russell 2000 Index Sub-Account
Metropolitan Putnam International Stock Sub-Account
Metropolitan MetLife Stock Index Sub-Account
Metropolitan MetLife Mid Cap Stock Index Sub-Account
Metropolitan Morgan Stanley EAFE Index Sub-Account
Metropolitan Lehman Brothers Aggregate Bond Index Sub-Account
Metropolitan State Street Research Aurora Small Cap Value Sub-Account Metropolitan Janus Growth Sub-Account
Metropolitan State Street Investment Trust Sub-Account
Metropolitan Franklin Templeton Small Cap Growth Sub-Account
Metropolitan Neuberger Berman Partners Mid Cap Value Sub-Account
Met Investors MFS Mid-Cap Growth Sub-Account
Met Investors PIMCO Innovation Sub-Account
VIP Equity-Income Sub-Account
VIP Overseas Sub-Account
VIP High Income Sub-Account
VIP II Asset Manager Sub-Account
American Funds Growth Sub-Account
American Funds Growth-Income Sub-Account
American Funds Global Small Capitalization Sub-Account
Sub-accounts buy shares of the Eligible Funds.
NEW ENGLAND ZENITH FUND
Capital Growth Series
State Street Research Advisors Bond Income Series
State Street Research Advisors Money Market Series
MFS Total Return Series
Westpeak Growth and Income Series
Loomis Sayles Small Cap Series
Balanced Series
Alger Equity Growth Series
Davis Venture Value Series
Harris Oakmark Mid Cap Value Series
MFS Investors Trust Series
MFS Research Managers Series
METROPOLITAN SERIES FUND, INC.
Putnam Large Cap Growth Portfolio
Janus Mid Cap Portfolio
Russell 2000 Index Portfolio
Putnam International Stock Portfolio
MetLife Stock Index Portfolio
MetLife Mid Cap Stock Index Portfolio*
Morgan Stanley EAFE Index Portfolio*
Lehman Brothers Aggregate Bond Index Portfolio*
State Street Research Aurora Small Cap Value Portfolio*
Janus Growth Portfolio*
State Street Research Investment Trust Portfolio*
Franklin Templeton Small Cap Growth Portfolio*
Neuberger Berman Partners Mid Cap Value Portfolio*
MET INVESTORS SERIES TRUST
MFS Mid-Cap Growth Portfolio*
PIMCO Innovation Portfolio*
VIP
Equity-Income Portfolio
Overseas Portfolio
High Income Portfolio
VIP II
Asset Manager Portfolio
AMERICAN FUNDS INSURANCE SERIES
American Funds Growth Fund*
American Funds Growth-Income Fund*
American Funds Global Small Capitalization Fund*
Eligible Funds buy portfolio investments to support values and benefits of the Policies.
* Availability is subject to any necessary state insurance department approvals.

     THIS PROSPECTUS PROVIDES A GENERAL DESCRIPTION OF THE POLICY. POLICIES ISSUED IN YOUR STATE MAY PROVIDE DIFFERENT FEATURES AND BENEFITS FROM, AND IMPOSE DIFFERENT COSTS THAN, THOSE DESCRIBED IN THIS PROSPECTUS. YOUR ACTUAL POLICY AND ANY ENDORSEMENTS ARE THE CONTROLLING DOCUMENTS. YOU SHOULD READ THE POLICY CAREFULLY FOR ANY VARIATIONS IN YOUR STATE.

                           POLICY VALUES AND BENEFITS

DEATH BENEFIT

     If the insured dies while the Policy is in force, we pay a death benefit to the beneficiary.

     DEATH BENEFIT OPTIONS--TO AGE 100. When you apply for a Policy, you choose between two death benefit options.

     The Option A (Face Amount) death benefit is equal to the face amount of the Policy. The Option A death benefit is fixed, subject to increases required by the Internal Revenue Code of 1986 (the "Code").

     The Option B (Face Amount Plus Cash Value) death benefit is equal to the face amount of the Policy, plus the Policy's cash value, if any. The Option B death benefit is also subject to increases required by the Internal Revenue Code.

     CHOICE OF TAX TEST. The Internal Revenue Code requires the Policy's death benefit to be not less than an amount defined in the Code. As a result, if the cash value grows to certain levels, the death benefit increases to satisfy tax law requirements.

     When you apply for your Policy, you select which tax test will apply to the death benefit. You will choose between: (1) the guideline premium test, and (2) the cash value accumulation test. The test you choose at issue cannot be changed.

     Under the GUIDELINE PREMIUM TEST, the death benefit will not be less than the cash value times the guideline premium factor. See Appendix F.

     Under the CASH VALUE ACCUMULATION TEST, the death benefit will not be less than the cash value times the net single premium factor set by the Code. Net single premium factors are based on the age, smoking status, underwriting class and sex of the insured at the time of the calculation. Sample net single premium factors appear in Appendix F.

     If cash value growth in the later Policy years is your main objective, the guideline premium test may be the appropriate choice because it does not require as high a death benefit as the cash value accumulation test, and therefore cost of insurance charges may be lower, once the Policy's death benefit is subject to increases required by the Code. If you select the cash value accumulation test, you can generally make a higher amount of premium payments for any given face amount, and a higher death benefit may result in the long term. If cash value growth in the early Policy years is your main objective, the cash value accumulation test may be the appropriate choice because it allows you to invest more premiums in the Policy for each dollar of death benefit.

     TERM RIDER "IN" OR "OUT". If you add a Supplemental Coverage Term Rider to your Policy at issue, we will add the face amount of the rider to the face amount of the base Policy when we calculate the Policy death benefit under your chosen death benefit option ("Inside Term"). If you add a Convertible Supplemental Coverage Term Rider to your Policy at issue, we will not include the rider face amount in the calculation of the Policy death benefit but will simply add the face amount of the rider to the Policy proceeds ("Outside Term"). You may not select both Supplemental Coverage Term and Convertible Supplemental Coverage Term or change from one to the other.

     If you choose Supplemental Coverage Term, the Policy may have greater potential for the cash value to grow relative to the death benefit. If you choose Convertible Supplemental Coverage Term, the Policy may have greater potential for higher Policy proceeds relative to the cash value. Also, you may be able to convert Convertible Supplemental Coverage Term (but not Supplemental Coverage Term) to permanent insurance. If you choose Convertible Supplemental Coverage Term, any death benefit increases required by the Code will be triggered earlier than would be the case with Supplemental Coverage Term. These increases lead to higher Monthly Deductions.

     AGE 100. If the death benefit is payable on or after the insured's attained age 100, the death benefit will be:

     -- the cash value on the date of death, if the insured was older than 80 at issue, or

     -- the greater of (1) the cash value on the date of death, and (2) the lesser of the face amount of the Policy on the Policy anniversary when the insured was 80 and the face amount on the Policy anniversary when the insured is 100, if the insured was 80 or younger at issue.

     For Policies issued in New York, your Policy will mature at age 100 for the net cash value.

     SECONDARY GUARANTEE RIDER. If available in your state, you may choose at issue the Secondary Guarantee Rider. If you choose this benefit, we determine whether the Secondary Guarantee is in effect on the first day of each Policy month until the insured reaches age 100. If the Secondary Guarantee is in effect, the Policy will not lapse even if the cash surrender value is less than the Monthly Deduction for that month. However, any shortfall will, in effect, cause your cash surrender value to have a negative balance. During any period in which your Policy has negative cash value, no earnings will be credited to the Policy. If a negative cash surrender value balance is not restored, then upon termination of the guarantee period, you will have to pay an amount sufficient to cover the accumulated outstanding Monthly Deductions, in addition the amount you are required to pay to prevent lapse at the end of the grace period, in order to keep the Policy in force. (See "Premiums".)

     On the first day of a Policy month, if the total premiums you have paid, less all partial withdrawals and any outstanding Policy loan and loan interest (and less any cash value paid to you to allow the Policy to continue to qualify as life insurance), are at least equal to the sum of the Secondary Guarantee Premiums for each monthly anniversary since the Policy Date, then the guarantee will apply for that month.

     If your total premiums paid do not equal this amount, you will have a grace period of 62 days from the first day of the Policy month to pay a premium sufficient to keep the guarantee in force. If we do not receive this amount, the rider will terminate and the guarantee provided by the rider will no longer apply.

     We will restrict any premium payment that would cause the Policy to fail to meet the definition of a life insurance contract under the Internal Revenue Code. This limitation will not cause the Secondary Guarantee Rider to terminate.

     When testing whether the guarantee is in effect, we use each Secondary Guarantee Premium that applied to the Policy for the period of time it was in effect.

     If you choose this rider, the Monthly Deduction will include a charge for the rider until the insured reaches age 100, unless the rider terminates before then. The rider will also terminate upon request or in the event of the following:

     --  death of the insured

     --  termination of the Policy

     --  change of insured

     -- addition of a term rider on the life of someone other than the insured, if you have selected the guideline premium test for the Policy.

DEATH PROCEEDS PAYABLE

     The death proceeds we pay are equal to the death benefit on the date of the insured's death, reduced by any outstanding loan and accrued loan interest on that date. If the death occurs during the grace period, we reduce the proceeds by the amount due, to cover unpaid Monthly Deductions to the date of death. (See "Lapse and Reinstatement".) We increase the death proceeds (1) by any rider benefits payable and (2) by any cost of insurance charge made for a period beyond the date of death.

     We may adjust the death proceeds if the insured's age or sex was misstated in the application, if death results from the insured's suicide within two years (less in some states) from the Policy's date of issue, or if a rider limits the death benefit. (See "Limits to NELICO's Right to Challenge the Policy").

CHANGE IN DEATH BENEFIT OPTION

     After the first Policy year, you may change your death benefit option by written request to our Administrative Office. The change will be effective on the monthly anniversary on or following the date we receive your request. We may require proof of insurability. A change in death benefit option may have tax consequences.

     If you change from Option A (Face Amount) to Option B (Face Amount Plus Cash Value), we reduce the Policy's face amount if necessary so that the death benefit is the same immediately before and after the change. A face amount reduction below $50,000 requires our consent. If we reduce the face amount, we will first reduce any prior increases in face amount that you applied for, in the reverse order in which the increases occurred, then the face amount of any Supplemental Term Coverage Rider, then the initial face amount (including any increase in face amount from a prior change in death benefit option), but not below the Policy minimum, and finally the face amount of any Adjustable Benefit Term Rider. A partial withdrawal of cash value may be necessary to meet Federal tax law limits on the amount of premiums that you can pay into the Policy. A Surrender Charge will apply to a Policy face amount reduction or partial withdrawal that reduces the face amount on a change from Option A to Option B.

     If you change from Option B (Face Amount Plus Cash Value) to Option A (Face Amount), we increase the Policy's face amount, if necessary, so that the death benefit is the same immediately before and after the change.

CASH VALUE

     Your Policy's total cash value includes its cash value in the Variable Account and in the Fixed Account. If you have a Policy loan, the cash value also includes the amount we hold in the Loan Account as a result of the loan. The cash value reflects:

     -- net premium payments

     -- the net investment experience of the Policy's Sub-Accounts

     -- interest credited to cash value in the Fixed Account

     -- interest credited to amounts held in the Loan Account for a Policy loan

     -- the death benefit option you choose

     -- Policy charges

     -- partial withdrawals

     -- transfers among the Sub-Accounts and the Fixed Account.

     We pay you the cash surrender value if you surrender the Policy. It equals the cash value minus any outstanding Policy loan (plus interest) and any Surrender Charge that applies. (See "Loan Provision", "Surrender Charge", and "Monthly Deduction from Cash Value".)

     The Policy's cash value in the Variable Account may increase or decrease daily depending on net investment experience. Poor investment experience can reduce the cash value to zero. YOU HAVE THE ENTIRE INVESTMENT RISK FOR THE CASH VALUE IN THE VARIABLE ACCOUNT.

     The Policy's total cash value in the Variable Account equals the number of accumulation units credited in each Sub-Account multiplied by that Sub-Account's accumulation unit value. We convert any premium, interest earned on loan cash value, or cash value allocated to a Sub-Account into accumulation units of the Sub-Account. Surrenders, partial withdrawals, Policy loans, transfers and charges deducted from the cash value reduce the number of accumulation units credited in a Sub-Account. We determine the number of accumulation units by dividing the dollar amount of the transaction by the Sub-Account's accumulation unit value next determined following the transaction. (In the case of an initial premium, we use the accumulation unit value on the investment start date).

     The accumulation unit value of a Sub-Account depends on the net investment experience of its corresponding Eligible Fund and reflects fees and expenses of the Eligible Fund. We determine the accumulation unit value as of the close of regular trading on the New York Stock Exchange on each day that the Exchange is open for trading by multiplying the most recent accumulation unit value by the net investment factor ("NIF") for that day (see below).

     The NIF for a Sub-Account reflects:

     -- the change in net asset value per share of the corresponding Eligible
        Fund (as of the close of regular trading on the Exchange) from its last value,

     -- the amount of dividends or other distributions from the Eligible Fund since the last determination of net asset value per share, and

     -- any deductions for taxes that we make from the Variable Account.

     The NIF can be greater or less than one.

ALLOCATION OF NET PREMIUMS

     Your cash value is held in the general account of NELICO or an affiliate until we issue the Policy. We credit the first net premium with net investment experience equal to that of the State Street Research Money Market Sub-Account from the investment start date until the day we apply the initial premium to the Policy (in states that require a refund of premiums if you exercise the Right to Examine Policy provision, until 15 days after we apply the initial premium to the Policy). (The "investment start date" is defined below.) Then, we allocate the cash value to the Sub-Accounts and/or the Fixed Account as you choose. You can allocate to a cumulative maximum of 49 accounts (including the Fixed Account) over the life of the Policy. We may limit your initial selection to 25 accounts.

AMOUNT PROVIDED FOR INVESTMENT UNDER THE POLICY

     INVESTMENT START DATE. The investment start date is the later of: the date when we first receive a premium payment for the Policy and the Policy Date. (For this purpose, receipt of the premium payment means receipt by your registered representative, if the payment is made with the application; otherwise, it means the earlier of receipt by our Administrative Office or by a NELICO agency.)

     PREMIUM WITH APPLICATION. If you make a premium payment with the application, the Policy Date is generally the later of the date Part II (if any) of the application is signed and receipt of the premium payment. In that case, the Policy Date and investment start date are the same. The amount of premium paid with the application must be at least 10% of the annual Planned Premium for the Policy. You may only make one premium payment before the Policy is issued. When the Policy is delivered to you, you will need to pay any remaining monthly No Lapse Premiums for the period between the Policy Date and the delivery date. (See "Premiums".)

     If you make a premium payment with the application, we will cover the insured under a temporary insurance agreement for a limited period that usually begins when we receive the premium for the Policy (or, if later, on the date when Part II of the application is signed). The maximum temporary coverage is the lesser of the amount of insurance applied for and $500,000 for standard and preferred risks ($250,000 for substandard risks and $50,000 for persons who are determined to be uninsurable). We may increase these limits. These provisions vary in some states.

     If we issue a Policy, Monthly Deductions begin from the Policy Date, even if we delayed the Policy's issuance for underwriting. The deductions are for the face amount of the Policy issued, even if the temporary insurance coverage during underwriting was for a lower amount. If we decline an application, we refund the premium payment made.

     PREMIUM ON DELIVERY. If you pay the initial premium on delivery of the Policy, the Policy Date is generally up to 30 days after issue. When you receive the Policy, you will have an opportunity to redate it to a current date. The investment start date is the later of the Policy Date and the date we received the premium. Monthly Deductions begin on the Policy Date. Insurance coverage under the Policy begins when we receive the monthly No Lapse Premiums for the period since the Policy Date.

     BACKDATING. We may sometimes backdate a Policy, if you request, by assigning a Policy Date earlier than the date the application is signed. You may wish to backdate so that you can obtain lower cost of insurance rates, based on a younger insurance age. For a backdated Policy, you must also pay the No Lapse Premiums due for the period between the Policy Date and the investment start date. As of the investment start date, we allocate to the Policy those net premiums, adjusted for monthly Policy charges.

RIGHT TO EXAMINE POLICY

     You may cancel the Policy or an increase in face amount within ten days (more in some states) after you receive it. You may return the Policy or face amount increase to us or your registered representative. Insurance coverage ends as soon as you return the Policy (determined by postmark, if the Policy is mailed). If you cancel the Policy, we refund any premiums paid (or any other amount that is required by state insurance law). If you return an increase in face amount, it is cancelled from its beginning, and we will return to your cash value the Monthly Deductions for the increase, as well as the Face Amount Increase Administration Charge.

                              CHARGES AND EXPENSES

     The amount of a charge may not necessarily correspond to the costs of the services or benefits that are implied by the name of the charge or that are associated with the particular Policy. For example, the sales charge and surrender charge may not fully cover all of our sales and distribution expenses, and we may use proceeds from other charges, including the mortality and expense risk charge and the cost of insurance charge, to help cover those expenses. We can profit from certain Policy charges.

DEDUCTIONS FROM PREMIUMS

     We deduct a 5% sales charge from premiums.

     The sales charge is currently 2% rather than 5% for premiums paid in Policy year 11 and thereafter.

     We may reduce sales charges for Policies sold to some group or sponsored arrangements. We offer a program under which you may exchange certain fixed-benefit life insurance policies that New England Mutual issued for the Policy without a deduction for the sales charge from the amount of cash value that you transfer to the Policy. We may also offer a similar exchange program for certain policies issued by our affiliates. Eligibility conditions apply. Your registered representative can advise you regarding terms and availability of these programs.

     STATE PREMIUM TAX CHARGE. We deduct 2.5% from each premium for state premium taxes and administrative expenses. Premium taxes vary from state to state and the 2.5% charge reflects an average. Administrative expenses covered by this charge include those related to premium tax and certain other state filings.

     FEDERAL PREMIUM TAX CHARGE. We deduct 1.25% from each premium for our federal income tax liability related to premiums.

     EXAMPLE: The following chart shows the net amount that we would allocate to the Variable Account assuming a premium payment of $2,000 (in the first ten Policy years).

             NET
PREMIUM    PREMIUM
-------    -------
$2,000     $2,000
            - 175     (8.75% X 2,000 = total sales and premium tax charge)
           -------
           $1,825     Net Premium

SURRENDER CHARGE

     If, during the first ten Policy years, or during the first ten years following a face amount increase, you surrender or lapse your Policy, reduce the face amount, or make a partial withdrawal or change in death benefit option that reduces the face amount, then we will deduct a Surrender Charge from the cash value. (For insureds whose issue age is 90 at issue of the Policy, the Surrender Charge period is nine years.) The maximum Surrender Charge is shown in your Policy.

     For the first partial withdrawal in each Policy year, no Surrender Charge will apply to 10% of the cash surrender value at the time of the withdrawal (or, if less, the amount of the partial withdrawal).

     We base the Surrender Charge on a percentage of the Target Premium. The Surrender Charge that applies during the first Policy year is equal to 45% of
                              ----------------------------
the Target Premium. After the first Policy year, the Surrender Charge declines ratably on a monthly basis until it reaches $0 in the last month of the tenth Policy year.

                         EXAMPLES -- SURRENDER CHARGES

                                   HYPOTHETICAL            MAXIMUM SURRENDER
  INSURED                         TARGET PREMIUM                CHARGE
  -------                   ---------------------------    -----------------
  Male, Age 40
    Nonsmoker Preferred
    Face Amount $500,000
  Female, Age 45
  Smoker Preferred
  Face Amount $100,000
  Male, Age 55
  Smoker Standard
  Face Amount $1,000,000

     The table below shows the maximum Surrender Charge that applies to the Policy. The table shows the charge that applies if the lapse, surrender or face reduction occurs in any month of Policy year one and in the last month of Policy years two through ten.

                                                                               THE MAXIMUM SURRENDER
                                                    FOR POLICIES WHICH ARE    CHARGE IS THE FOLLOWING
                                                    SURRENDERED, LAPSED OR       PERCENTAGE OF ONE
                                                        REDUCED DURING            TARGET PREMIUM
                                                    ----------------------    -----------------------
Entire Policy Year                                             1                          45%
Last Month of Policy Years                                     2                          40%
                                                               3                          35%
                                                               4                          30%
                                                               5                          25%
                                                               6                          20%
                                                               7                          15%
                                                               8                          10%
                                                               9                           5%
                                                              10                           0%

     In the case of a face amount reduction or a partial withdrawal or change in death benefit option that results in a face amount reduction, we deduct any Surrender Charge that applies from the Policy's remaining cash value in an amount that is proportional to the amount of the Policy's face amount surrendered. (See "Reduction in Face Amount," "Partial Withdrawal" and "Change in Death Benefit Option".) The charge reduces the Policy's cash value in the Sub-Accounts and the Fixed Account in proportion to the amount of the Policy's cash value in each. However, if you designate the accounts from which a partial withdrawal is to be taken, the charge will be deducted proportionately from the cash value of the designated accounts.

MONTHLY DEDUCTION FROM CASH VALUE

     On the first day of each Policy month, starting with the Policy Date, we deduct the "Monthly Deduction" from your cash value.

     -- If your Policy is protected against lapse by the five year No Lapse Premium guarantee or the Secondary Guarantee Rider, we make the Monthly Deduction each month regardless of the amount of your cash surrender value. If your cash surrender value is insufficient to pay the Monthly Deduction in any month, your Policy will not lapse, but the shortfall will, in effect, cause your cash surrender value to have a negative balance. During any period in which your Policy has negative cash value, no earnings will be credited to the Policy. If a negative cash surrender value balance is not restored, then upon termination of the guarantee period, you will have to pay an amount sufficient to cover the accumulated outstanding Monthly Deductions, in addition to the amount you are required to pay to prevent lapse at the end of the grace period, in order to keep the Policy in force. (See "Premiums".)

     -- If the five year No Lapse Premium guarantee or the Secondary Guarantee Rider is not in effect, and the cash surrender value is not large enough to cover the entire Monthly Deduction, we will make the deduction to the extent cash value is available, but the Policy will be in default, and it may lapse. (See "Lapse and Reinstatement".)

     There is no Monthly Deduction on or after the Policy anniversary when the insured attains age 100.

     The Monthly Deduction reduces the cash value in each Sub-Account of the Variable Account and in the Fixed Account in proportion to the cash value in each. However, you may request that we charge the Monthly Deduction to a specific Sub-Account of the Variable Account or to the Fixed Account. If, in any month, the designated account has insufficient cash surrender value to satisfy the Monthly Deduction, we will charge the Monthly Deduction to all Sub-Accounts and, if applicable, the Fixed Account, in proportion to the cash value in each.

     The Monthly Deduction includes the following charges:

     POLICY CHARGE. The Policy Charge is currently equal to $25.00 per month in the first Policy year and $6.00 per month thereafter (guaranteed not to exceed these amounts in any year).

     ADMINISTRATION AND ISSUE EXPENSE CHARGE. During the first ten Policy years, and during the first ten Policy years following a face amount increase, we impose a monthly charge for the costs of underwriting, issuing (including sales commissions), and administering the Policy or the face amount increase. The monthly charge per $1000 of base Policy face amount coverage ranges from approximately 3 cents to 38 cents, and varies by the insured's issue age and underwriting class (at the time the Policy or a face amount increase is issued), and, except for unisex Policies, the insured's sex.

     In addition, each time there is an underwritten increase in the face amount of the base Policy, we deduct a one-time Face Amount Increase Administration Charge of $100 from the Policy's cash value on the monthly anniversary when the increase takes place.

     MONTHLY CHARGES FOR THE COST OF INSURANCE. This charge covers the cost of providing insurance protection under your Policy. The cost of insurance charge for a Policy month is equal to the "amount at risk" under the Policy, multiplied by the cost of insurance rate for that Policy month. We determine the amount at risk on the first day of the Policy month after we process the Monthly Deduction, except for the cost of insurance and Waiver of Monthly Deduction Rider charges. The amount at risk is the amount by which the death benefit (generally discounted at the monthly equivalent of 3% per year) exceeds the Policy's cash value. The cost of insurance rate for your Policy may change from month to month.

     The guaranteed cost of insurance rates for a Policy depend on the insured's

     --  smoking status

     --  substandard rating

     --  age on the first day of the Policy year

     --  sex (if the Policy is sex-based).

     The current cost of insurance rates will also depend on

     --  underwriting class

     -- the insured's age at issue (and at the time of any face amount increase)

     --  the Policy year (and the year of any face amount increase).

     We guarantee that the rates for underwritten Policies will not be higher than rates based on

     -- the 1980 Commissioners Standard Ordinary Mortality Tables (the "1980 CSO Tables") with smoker/nonsmoker modifications, for Policies issued on non-juvenile insureds (age 18 and above at issue)

     -- the 1980 Nonsmoker CSO Tables, for Policies issued on juvenile insureds (below age 18 at issue).

     The actual rates we use may be lower than the maximum rates, depending on our expectations about our future mortality and expense experience, lapse rates, taxes and investment earnings. We review the adequacy of our cost of insurance rates and other non-guaranteed charges periodically and may adjust them. Any change will apply prospectively.

     The underwriting classes we use are

     -- for Policies issued on non-juvenile insureds: preferred smoker, standard smoker, substandard smoker, preferred nonsmoker, standard nonsmoker, substandard nonsmoker, guaranteed issue smoker and guaranteed issue nonsmoker

     --  for Policies issued on juvenile insureds: standard and substandard.

     Substandard and guaranteed issue ratings result in higher cost of insurance deductions. We base the guaranteed maximum mortality charges for substandard ratings on multiples of the 1980 CSO Tables. (See below for a discussion of guaranteed issue Policies.)

     The following standard or better smoker and non-smoker classes are available for underwritten Policies:

     -- elite nonsmoker for Policies with total face amounts (base Policy plus Supplemental Coverage or Convertible Supplemental Coverage Term Riders) of $250,000 or more where the issue age is 18 through 80;

     -- preferred smoker and preferred nonsmoker for Policies with total face amounts (base Policy plus Supplemental Coverage or Convertible Supplemental Coverage Term Riders) of $100,000 or more where the issue age is 18 through 80;

     -- standard smoker and standard nonsmoker for Policies with total face amounts (base Policy plus Supplemental Coverage or Convertible Supplemental Coverage Term Riders) of $50,000 or more where the issue age is 18 through 90.

     The elite nonsmoker class offers the best current cost of insurance rates, and the preferred classes generally offer better current cost of insurance rates than the standard classes.

     Cost of insurance rates are generally lower for nonsmokers than for smokers and generally lower for females than for males. Within a given underwriting class, cost of insurance rates are generally lower for insureds with lower issue ages. Where required by state law, and for Policies sold in connection with some employee benefit plans, cost of insurance rates (and Policy values and benefits) do not vary based on the sex of the insured.

     We may offer Policies on a guaranteed issue basis to certain group or sponsored arrangements. The classes available are guaranteed issue smoker and guaranteed issue nonsmoker. We issue these Policies up to predetermined face amount limits. Because we issue these Policies based on minimal underwriting information, they may present a greater mortality cost to us than Policies in a standard class. Therefore, these Policies have their own cost of insurance rates. The cost of insurance rates are guaranteed not to exceed 100% of the 1980 CSO Tables (with smoker/nonsmoker modifications for non-juvenile insureds). Generally the current guaranteed issue rates will exceed current cost of insurance rates for a comparable underwritten Policy.

     Some group or sponsored arrangements may be eligible to purchase Policies on a simplified underwriting basis. They may elect simplified underwriting instead of guaranteed issue or for amounts of insurance above our guaranteed issue limits. However, they may not choose guaranteed issue for some members of the group and simplified underwriting for others. There is no extra insurance charge for Policies issued on a simplified underwriting basis.

     CHARGES FOR ADDITIONAL BENEFITS AND SERVICES. We charge for the cost of any additional rider benefits as described in the rider form. We also may charge you a nominal fee, which we will bill directly to you, if you request a Policy re-issue or re-dating.

     ASSET CHARGE. We charge for our mortality and expense risks. Currently, the charge is made monthly at an annual rate of .60% in Policy years 1 through 10; .25% in Policy years 11 through 20; and .15% thereafter. The charge is guaranteed not to exceed .70% in Policy years 1 through 10; .35% in Policy years 11 through 20; and .25% thereafter.

     The mortality risk we assume is that insureds may live for shorter periods of time than we estimated. The expense risk is that our costs of issuing and administering the Policies may be more than we estimated.

CHARGES AGAINST THE ELIGIBLE FUNDS AND THE SUB-ACCOUNTS OF THE VARIABLE ACCOUNT

     CHARGES FOR INCOME TAXES. We currently do not charge the Variable Account for income taxes, but in the future we may make such a charge, if appropriate. We have the right to make a charge for any taxes imposed on the Policies in the future. (See "NELICO's Income Taxes".)

     ELIGIBLE FUND EXPENSES. Charges for investment advisory fees and other expenses are deducted from the assets of the Eligible Funds. (See the "Policy Charges" section under "Introduction to the Policies.")

GROUP OR SPONSORED ARRANGEMENTS

     We may issue the Policies to group or sponsored arrangements, as well as on an individual basis. A "group arrangement" includes a situation where a trustee, employer or similar entity purchases individual Policies covering a group of individuals. Examples of such arrangements are non-tax qualified deferred compensation plans. A "sponsored arrangement" includes a situation where an employer or an association permits group solicitation of its employees or members for the purchase of individual Policies.

     We may waive, reduce or vary any Policy charges under Policies sold to a group or sponsored arrangement. We may also raise the interest rate credited to loaned amounts under these Policies. The amount of the variations and our eligibility rules may change from time to time. In general, they reflect cost savings over time that we anticipate for Policies sold to the eligible group or sponsored arrangements and relate to objective factors such as the size of the group, its stability, the purpose of the funding arrangement and characteristics of the group members. These variations of charges do not apply to Policies sold in New York other than Policies sold to non-tax qualified deferred compensation plans of various types. Consult your registered representative for any variations that may be available and appropriate for your case.

     The United States Supreme Court has ruled that insurance policies with values and benefits that vary with the sex of the insured may not be used to fund certain employee benefit programs. Therefore, we offer Policies that do not vary based on the sex of the insured to certain employee benefit programs. We recommend that employers consult an attorney before offering or purchasing the Policies in connection with an employee benefit program.

                                    PREMIUMS

FLEXIBLE PREMIUMS

     Within limits, you choose the amount and frequency of premium payments. You select a Planned Premium schedule, which is a level amount. This schedule appears in your Policy. YOUR PLANNED PREMIUMS WILL NOT NECESSARILY KEEP YOUR POLICY IN FORCE. You may skip Planned Premium payments or make additional payments. Additional payments could be subject to underwriting. No payment can be less than $10.

     You can pay Planned Premiums on an annual, semi-annual or quarterly schedule or, with our consent, monthly. You can change your Planned Premium schedule by sending your request to us. However, an increase in the amount of your Planned Premium may require our consent.

     You may make payments by check or money order. We will send premium notices for annual, semi-annual or quarterly Planned Premiums. You may also choose to have us withdraw your premium payments from your bank checking account or Nvest Cash Management Trust account. (This is known as the Master Service Account arrangement.)

     You may not make premium payments on or after the Policy anniversary when the insured reaches age 100, except for premiums required during the grace period.

     If any payments under the Policy exceed the "7-pay limit" under Federal tax law, your Policy will become a "Modified Endowment Contract" and you may have more adverse tax consequences with respect to certain distributions than would otherwise be the case if premium payments did not exceed the "7-pay limit". (See "Tax Considerations".) In addition, if you have selected the guideline premium test, Federal tax law limits the amount of premiums that you can pay under the Policy. You need our consent if, because of tax law requirements, a payment would increase the Policy's death benefit by more than it would increase cash value. We may require evidence of insurability before accepting the payment.

     We allocate net payments to your Policy's Sub-Accounts as of the date we receive the payment. (See "Receipt of Communications and Payments at NELICO's Administrative Office".)

     Under our current processing, unless you instruct us otherwise in writing, we treat a payment that is greater than the amount billed, first, as a payment of loan interest due, and second, as a premium payment. If a payment is less than the amount billed, we treat the entire payment as a premium payment. If the payment is equal to the amount billed, we apply the payment to premium and loan interest as set forth in the bill. We do not treat a payment as repayment of a Policy loan unless you instruct us to.

     If you have a Policy loan, it may be better to repay the loan than to make a premium payment, because the premium payment is subject to sales and tax charges, whereas the loan repayment is not subject to any charges. (See "Loan Provision" and "Deductions from Premiums".)

     Two types of premium payment levels can protect your Policy against lapse
(1) for the first five Policy years, and (2) until age 100 of the insured.

     FIRST FIVE POLICY YEARS. In general, if you pay the five-year No Lapse Monthly Premium amount on time, the Policy will not lapse even if the cash surrender value is less than the Monthly Deduction in any month. If (a) the total premiums you have paid, less all partial withdrawals and any outstanding Policy loan balance and loan interest (and less any cash value paid to you to allow the Policy to continue to qualify as life insurance), at least equal (b) the total No Lapse Monthly Premiums for the Policy up to that Policy month, the Policy will not lapse. The guarantee will not apply if you reinstate the Policy. We recalculate the No Lapse Premium if (1) you change the face amount, (2) you add, delete or change rider coverage, (3) the rating classification for your Policy is changed, (4) we correct a misstatement of the insured's age or sex, or
(5) you change the insured. The No Lapse Annual Premium is shown in your Policy. The No Lapse Monthly Premium is one twelfth of the No Lapse Annual Premium.

     TO AGE 100. In general, if you choose the Secondary Guarantee Rider and pay the Secondary Guarantee Premiums on time, the Policy will stay in force until the insured reaches age 100. Your total premium payments

(less any partial withdrawals, outstanding Policy loans, loan interest, and cash value paid to you to allow the Policy to continue to qualify as life insurance) must meet the requirements of the rider.

     We recalculate the Secondary Guarantee Premium if:

     --  you change your death benefit option

     --  you increase or decrease the face amount

     --  you increase or add rider coverage

     --  a correction is made in the age or sex of the insured

     --  the underwriting class of the Policy is changed.

     If your Policy is protected against lapse by the five year No Lapse Premium guarantee or the Secondary Guarantee Rider, we make the Monthly Deduction regardless of the amount of your cash surrender value. If your cash surrender value is insufficient to pay the Monthly Deduction in any month, your Policy will not lapse, but the shortfall will, in effect, cause your cash surrender value to have a negative balance. During any period in which your Policy has negative cash value, no earnings will be credited to the Policy. If a negative cash surrender value balance is not restored, then upon termination of the guarantee period, you will have to pay an amount sufficient to cover the accumulated outstanding Monthly Deductions, in addition to the amount you are required to pay to prevent lapse at the end of the grace period, in order to keep the Policy in force.

LAPSE AND REINSTATEMENT

     LAPSE. Unless your Policy is protected by the Secondary Guarantee Rider or by the five-year No Lapse Premium guarantee, any month that your Policy's cash surrender value is not large enough to cover a Monthly Deduction, your Policy will be in default. Your Policy provides a 62 day grace period for payment of a premium large enough to pay the amount due. The amount due is the least of: a premium large enough to cover the Monthly Deduction and all deductions from the premium; a premium large enough to satisfy the Secondary Guarantee Rider requirement, if the Policy has the rider; and a premium large enough to meet the five-year No Lapse Monthly Premium test. We will tell you the amount due. You have insurance coverage during the grace period, but if the insured dies before you have paid the premium, we deduct from the death proceeds the amount due for the period before the date of death. If you have not paid the required premium by the end of the grace period, your Policy will lapse without value.

     REINSTATEMENT. If your Policy has lapsed, in most states you may reinstate it within three years after the date of lapse if the insured has not attained age of 100. If more than three years have passed, you need our consent to reinstate. Reinstatement in all cases requires payment of certain charges described in the Policy and usually requires evidence of insurability that is satisfactory to us.

     If we deducted a Surrender Charge on lapse, we credit it back to the Policy's cash value on reinstatement. The Surrender Charge on the date of reinstatement is the same as it was on the date of lapse. When we determine the Surrender Charge and other charges except cost of insurance and the Policy loan interest rate, we do not count the amount of time that a Policy was lapsed.

     Some states may require a different grace period than that described above. Please read the grace period provision of your Policy for details.

                             OTHER POLICY FEATURES

INCREASE IN FACE AMOUNT

     You may increase the Policy's face amount. We require satisfactory evidence of insurability, and the insured's attained age must not exceed the maximum age at which we currently offer new insurance for the amount of the increase. The minimum amount of increase permitted is $10,000 ($20,000 for Policies issued in New York or for insureds aged 90.). The increase is effective on the monthly anniversary on or next following our receipt of a completed request.

     A Face Amount Increase Administration Charge of $100 applies to each underwritten face amount increase, and is deducted from the Policy's cash value on the monthly anniversary when the increase takes effect. The face amount increase will have its own Target Premium, as well as its own Surrender Charge, monthly Administration and Issue Expense Charge rates, current cost of insurance rates, and Right to Examine Policy and suicide and contestability periods as if it were a new Policy. When calculating the monthly cost of insurance charge, we attribute the Policy's cash value first to the initial face amount, then to the Supplemental Coverage Term Rider, then to the Adjustable Benefit Term Rider, and finally to any face amount increases in the order in which they were issued, for purposes of determining the net amount at risk.

LOAN PROVISION

     You may borrow all or part of the Policy's "loan value". We make the loan as of the date when we receive a loan request. (See "Receipt of Communications and Payments at NELICO's Administrative Office".) You should contact our Administrative Office or your registered representative for information on loan procedures.

     The Policy's loan value equals:

     (i)   the Policy's cash value; minus

     (ii)   the Policy's Surrender Charge; minus

     (iii) the amount of the most recent Monthly Deduction, times the number of Policy months to the earlier of the next Planned Premium due date and the next Policy anniversary; plus

     (iv)  interest at an annual rate of 3% to the next Policy anniversary;
           minus

     (v)   loan interest to the next Policy anniversary; minus

     (vi)  any outstanding Policy loans.

     EXAMPLE: Using the Policy illustrated on page A- assume that the Policy's Planned Premiums have been paid and that the Policy's Sub-Accounts have earned a constant 6% hypothetical gross annual rate of return (equal to a constant net
annual rate of return of    %). After the premium payment on the 10th Policy
anniversary, the maximum amount that you could borrow (if there are no outstanding loans) would be determined as follows under an annual premium payment schedule:

                                                              ANNUAL
                                                              ------    ------
(1)  Cash Value after Premium Payment on 10th Policy
  Anniversary...............................................
(2)  Cash Value Reduced by the Policy's Surrender Charge....
(3)  Amount Calculated in (2), Reduced by the Most Recent
     Monthly Deduction Times the Number of Policy Months to
     the Earlier of the Next Planned Premium Due Date and
     the Next Policy Anniversary............................
(4)  Amount Calculated in (3), Plus Interest at an Annual
Rate of Return of 3% to the
      11th Policy Anniversary...............................
(5)  Amount Calculated in (4), Reduced by Loan Interest to
     the Next Policy Anniversary............................

     A Policy loan reduces the Policy's cash value in the Sub-Accounts by the amount of the loan. A loan repayment increases the cash value in the Sub-Accounts by the amount of the repayment. Unless you request otherwise, we attribute Policy loans to the Sub-Accounts of the Variable Account and the Fixed Account in proportion to the cash value in each. We transfer cash value equal to the amount of the loan from the Sub-Accounts and the Fixed Account to the appropriate Loan Sub-Account within the Loan Account (which is part of NELICO's general account). The Loan Account has a Loan Sub-Account that corresponds to each Sub-Account of the Variable Account and the Fixed Account.

     When you make a loan repayment, we transfer an amount of cash value equal to the repayment from the Loan Account to the Sub-Accounts of the Variable Account and to the Fixed Account in the same proportion that the cash value in each Loan Sub-Account bears to the total cash value in the Loan Account.

     We guarantee that the interest rate charged on Policy loans will not be more than 3.50% per year. Currently, we charge:

     -- 3.5% in Policy years 1-10

     -- 3.25% in Policy years 11-20

     -- 3.00% in Policy years 21+.

     Policy loan interest is due and payable annually on each Policy anniversary. If not paid when due, we add the interest accrued to the loan amount, and we transfer an amount of cash value equal to the unpaid interest from the Sub-Accounts and the Fixed Account to the appropriate Loan Sub-Accounts in the same manner as a new loan.

     Cash value in the Loan Account earns interest at not less than 3% per year and is transferred on each Policy anniversary to the Sub-Accounts of the Variable Account and to the Fixed Account in the same proportion that the cash value in each Loan Sub-Account bears to the total cash value in the Loan Account. The interest credited will also be transferred: (1) when you take a new loan; (2) when you make a full or partial loan repayment; and (3) when the Policy enters the grace period.

     The amount taken from the Policy's Sub-Accounts as a result of a loan does not participate in the investment experience of the Sub-Accounts. Therefore, loans can permanently affect the death benefit and cash value of the Policy, even if repaid. In addition, we reduce any proceeds payable under a Policy by the amount of any outstanding loan plus accrued interest.

     If a Policy loan is outstanding, it may be better to repay the loan than to pay a premium, because the payment is subject to sales and premium tax charges, and the loan repayment is not subject to charges. (See "Deductions from Premiums".)

     Although the issue is not free from doubt, we believe that a loan from or secured by a Policy that is not classified as a Modified Endowment Contract should generally not be treated as a taxable distribution. A tax adviser should be consulted when considering a loan.

     If you surrender your Policy or your Policy lapses while there is an outstanding loan balance, there will generally be Federal income tax payable on the amount by which withdrawals and loans exceed the premiums paid to date. Please be advised that amounts borrowed and withdrawn reduce the Policy's cash value and any remaining cash value of the Policy may be insufficient to pay the income tax on your gains.

     If Policy loans plus accrued interest exceed the Policy's cash value less the Surrender Charge, we notify you that the Policy is going to terminate. The Policy terminates without value unless you make a sufficient payment within the later of 62 days from the monthly anniversary immediately before the date when the excess loan occurs or 31 days after we mail the notice. If the Policy lapses with a loan outstanding, adverse tax consequences may result. If your Policy is a Modified Endowment Contract, loans under your Policy may be treated as taxable distributions. (See "Tax Considerations" below.)

SURRENDER

     You may surrender a Policy for its cash surrender value at any time while the insured is living. We determine the cash surrender value as of the date when we receive the surrender request. The cash surrender value equals the cash value reduced by any Policy loan and accrued interest and by any applicable Surrender Charge. (See "Surrender Charge".) You may apply all or part of the cash surrender value to a payment option. (See "Payment Options".) A surrender may result in adverse tax consequences. (See "Tax Considerations" below.)

PARTIAL WITHDRAWAL

     After the Right to Examine Policy period you may withdraw a portion of the Policy's cash surrender value. A partial withdrawal reduces the Policy's death benefit and may reduce the Policy's face amount if necessary so that the amount at risk under the Policy will not increase. A partial withdrawal may also reduce rider benefits. We reserve the right to decline a partial withdrawal request that would reduce the face amount below the Policy's required minimum. The minimum amount of a partial withdrawal request must be $500.

     We have the right to limit partial withdrawals to no more than 90% of the cash surrender value. In addition, a partial withdrawal will be limited by any restriction that we currently impose on withdrawals from the Fixed Account. (See "The Fixed Account".) Currently, we permit partial withdrawals of up to 100% of the cash surrender value. We have the right to limit partial withdrawals to twelve per Policy year. Currently we do not limit the number of partial withdrawals. We reserve the right to impose a charge of $25 on each partial withdrawal in excess of twelve per Policy year.

     If a partial withdrawal reduces your Policy's face amount, the amount of the Surrender Charge that will be deducted from your cash value is an amount that is proportional to the amount of the face reduction. The amount deducted will reduce the remaining Surrender Charge payable under the Policy.

     For the first partial withdrawal in each Policy year, no Surrender Charge will apply to 10% of the cash surrender value at the time of the withdrawal (or, if less, the amount of the partial withdrawal).

     Any face amount reduction resulting from a partial withdrawal will reduce the face amount in the following order: the initial face amount (including face amount increases resulting from a change in death benefit option) down to the required minimum (excluding riders), the amount of any Supplemental Term Coverage Rider, the face amount of any Adjustable Benefit Term Rider, and any face amount increases in the same order in which they were issued.

     You may not reinvest cash value paid upon a partial withdrawal in the Policy except as premium payments, which are subject to the charges described under "Deductions From Premiums".

     Unless you request otherwise, a partial withdrawal reduces the cash value in the Sub-Accounts of the Variable Account and the Fixed Account in the same proportion that the cash value in each bears to the Policy's total unloaned cash value. If current restrictions on the Fixed Account will not permit this allocation, we will ask you for an acceptable allocation. We determine the amount of cash surrender value paid upon a partial withdrawal as of the date when we receive a request. You can contact your registered representative or our Administrative Office for information on partial withdrawal procedures.

     A reduction in the death benefit as a result of a partial withdrawal may create a Modified Endowment Contract or have other adverse tax consequences. If you are contemplating a partial withdrawal, you should consult your tax adviser regarding the tax consequences. (See "Tax Considerations".)

REDUCTION IN FACE AMOUNT

     After the first Policy year, you may reduce the face amount of your Policy without receiving a distribution of any Policy cash value. You may reduce your Policy's face amount by reducing the face amount of your Supplemental Coverage Term Rider or your Adjustable Benefit Term Rider, if applicable, or by reducing the face amount of your base Policy.

     If you decrease the face amount of your base Policy, we deduct any Surrender Charge that applies from the Policy's cash value in proportion to the amount of the face amount reduction. (A reduction in the face amount of your Supplemental Coverage Term Rider or Adjustable Benefit Term Rider will not trigger a Surrender Charge.)

     A face amount reduction usually decreases the Policy's death benefit. (However, if we are increasing the death benefit to satisfy Federal income tax laws, a face amount reduction will not decrease the death benefit unless we deduct a Surrender Charge from the cash value. A reduction in face amount in this situation may not be advisable.) We also may decrease any rider benefits attached to the Policy. The amount of any face reduction must be at least the required minimum shown in your Policy for a face amount reduction, and the face amount remaining after a reduction must meet our minimum face amount requirements for issue, except with our consent.

     If you choose to reduce your base Policy face amount, we will first decrease any prior increases in face amount that you applied for, in the reverse order in which the increases occurred, and then the initial face amount (including any increase in face amount from a prior change in death benefit option).

     A reduction in face amount reduces the Federal tax law limits on the amount of premiums that you can pay under the Policy under the guideline premium test. In these cases, you may need to have a portion of the Policy's cash value paid to you to comply with Federal tax law.

     A face amount reduction takes effect as of the monthly anniversary on or next following the date when we receive a request. You can contact your registered representative or the Administrative Office for information on face reduction procedures.

     A reduction in the face amount of a Policy may create a Modified Endowment Contract or have other adverse tax consequences. If you are contemplating a reduction in face amount, you should consult your tax adviser regarding the tax consequences of the transaction. (See "Tax Considerations".)

INVESTMENT OPTIONS

     You can allocate your Policy's premiums and cash value among the Sub-Accounts of the Variable Account and the Fixed Account in any combination, as long as you choose no more than a cumulative total of 49 accounts (including the Fixed Account) over the life of the Policy. You may allocate any whole percentage to a Sub-Account. For special rules regarding allocations to the Fixed Account, see "The Fixed Account."

     You make the initial premium allocation when you apply for a Policy. You can change the allocation of future premiums at any time thereafter. The change will be effective for premiums applied on or after the date when we receive your request. You may request the change by telephone or by written request. (See "Receipt of Communications and Payments at NELICO's Administrative Office.")

     See "Transfer Option" below for information on how to request a transfer or reallocation by telephone.

TRANSFER OPTION

     You may transfer your Policy's cash value between Sub-Accounts. (In states where we refund your premium if you exercise the Right to Examine Policy provision, your right to transfer begins after the first 15 days following application of the initial premium to the Policy.) We reserve the right to limit Sub-Account transfers to twelve per Policy year. Currently we do not limit the number of Sub-Account transfers per Policy year. We reserve the right to make a charge of $25 per transfer for transfers in excess of twelve in a Policy year. We treat all Sub-Account transfer requests made at the same time as a single request. The transfer is effective as of the date when we receive the transfer request. (See "Receipt of Communications and Payments at NELICO's Administrative Office".) For special rules regarding transfers involving the Fixed Account, see "The Fixed Account".

     We did not design the Policy's transfer privilege to give you a way to speculate on short-term market movements. To prevent excessive transfers that could disrupt the management of the Eligible Funds and increase transaction costs, we may adopt procedures to limit excessive transfer activity. For example, we may impose conditions and limits on, or refuse to accept, transfer requests that we receive from third parties. Third parties include investment advisers or registered representatives acting under power(s) of attorney from one or more Policy owners. In addition, certain Eligible Funds may restrict or refuse purchases or redemptions of their shares as a result of certain market timing activities. You should read the prospectuses of the Eligible Funds for more details.

     You may request a Sub-Account transfer or reallocation of future premiums by written request (which may be telecopied) to us or by telephoning us. To request a transfer or reallocation by telephone, you should contact your registered representative or contact us at 1-800-200-2214. We use reasonable procedures to confirm that instructions communicated by telephone are genuine. Any telephone instructions that we reasonably believe to be genuine are your responsibility, including losses arising from any errors in the communication of instructions.

     We do not currently offer Internet transfer capability to Policy Owners, but may do so in the future. We will notify you if we begin to offer Internet transactions.

     Telephone, facsimile, and computer systems may not always be available. Any telephone facsimile, or computer system, whether it is yours, your service provider's, your registered representative's, or ours, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your request by writing to our Administrative Office.

DOLLAR COST AVERAGING

     You may select an automated transfer privilege called dollar cost averaging. The same dollar amount is transferred from the State Street Research Money Market Sub-Account to other selected Sub-Accounts on a monthly basis. Over time, more purchases of Eligible Fund shares are made when the value of those shares is low, and fewer shares are purchased when the value is high. As a result, a lower than average cost of purchases may be achieved over the long term. This plan of investing allows you to take advantage of investment fluctuations, but does not assure a profit or protect against a loss in declining markets.

     Under this feature, you may request that a certain amount of your cash value be transferred on any selected business day of each period (or if not a day when the New York Stock Exchange is open, the next such day), from the State Street Research Money Market Sub-Account to one or more of the other Sub-Accounts. You must transfer a minimum of $100 to each account that you select under this feature, and each selected Sub-Account must receive at least 1% of the total amount of each monthly transfer. Fractional percentages may not be used. If we exercise our right to limit the number of transfers in the future, transfers made under the dollar cost averaging program will not count against the total number of transfers allowed in a Policy year. You can select a dollar cost averaging program when you apply for the Policy or at a later date by contacting our Administrative Office. You may not participate in the dollar cost averaging program while you are participating in the portfolio rebalancing program. (See "Portfolio Rebalancing" below). You can cancel your use of the dollar cost averaging program at any time before a transfer date. Transfers will continue until you notify us to stop or there no longer is sufficient cash value in the Sub-Account from which you are transferring. There is no extra charge for this feature. We reserve the right to suspend dollar cost averaging at any time.

PORTFOLIO REBALANCING

     You can select a portfolio rebalancing program for your cash value. Cash value allocated to the Sub-Accounts can be expected to increase or decrease at different rates. A portfolio rebalancing program automatically reallocates your cash value among the Sub-Accounts and the Fixed Account periodically to return the allocation to the allocation percentages you specify. Portfolio rebalancing is intended to transfer cash value from those accounts that have increased in value to those that have declined, or not increased as much, in value. Portfolio rebalancing does not guarantee profits, nor does it assure that you will not have losses.

     There are two methods of rebalancing available--periodic and variance.

     PERIODIC REBALANCING. Under this option you elect a frequency (monthly, quarterly, semi-annually or annually), measured from the Policy anniversary. On each date elected, we will rebalance the accounts by generating transfers to reallocate the cash value according to the investment percentages elected.

     VARIANCE REBALANCING. Under this option you elect a specific allocation percentage for the Fixed Account and each Sub-Account of the Variable Account. For each such account, the allocation percentage (if not zero) must be a whole percentage. You also elect a maximum variance percentage (5%, 10%, 15%, or 20% only), and can exclude specific accounts from being rebalanced. On each Monthly anniversary we will review the current account balances to determine whether any balance is outside of the variance range (either above or below) as a percentage of the specified allocation percentage for that fund. If any account is outside of the variance range, we will generate transfers to rebalance all of the specified accounts back to the predetermined percentages.

     If we exercise our right to limit the number of transfers in the future, transfers resulting from portfolio rebalancing will not count against the total number of transfers allowed in a Policy year.

     You may elect either form of portfolio rebalancing by specifying it on the Policy application, or may elect it later for an in-force Policy, or may cancel it, by submitting a change form acceptable to us under our administrative rules.

     Only one form of portfolio rebalancing may be elected at any one time, and portfolio rebalancing may not be used in conjunction with dollar cost averaging. (See "Dollar Cost Averaging".) We reserve the right to suspend portfolio rebalancing at any time.

CHANGE OF INSURED PERSON

     We offer a benefit that permits you to change the insured person under your Policy, if you provide satisfactory evidence that the person proposed to be insured is insurable and that you have an insurable interest in that person's life. The right to change the insured person is subject to some restrictions and may result in a cost or credit to you. A change of the insured person is a taxable exchange. In addition, a change of the insured person could reduce the amount of premiums you can pay into the Policy under Federal tax law and, therefore, may require a partial withdrawal of cash value. (No Surrender Charge will apply.)

     Your registered representative can provide current information on the availability of this benefit. You should consult your tax adviser before changing the insured person under your Policy.

PAYMENT OF PROCEEDS

     We ordinarily pay any cash surrender value, loan value or death benefit proceeds from the Sub-Accounts within seven days after we receive a request, or satisfactory proof of death of the insured (and any other information we need to pay the death proceeds). (See "Receipt of Communications and Payments at NELICO's Administrative Office".) However, we may delay payment (except when a loan is made to pay a premium to us) or transfers from the Sub-Accounts: (i) if the New York Stock Exchange is closed for other than weekends or holidays, or if trading on the New York Stock Exchange is restricted, (ii) if the SEC determines that an emergency exists that makes payments or Sub-Account transfers impractical, or (iii) at any other time when the Eligible Funds or the Variable Account have the legal right to suspend payment.

     We may withhold payment of surrender or loan proceeds if those proceeds are coming from a Policy Owner's check, or from a Master Service Account premium transaction, which has not yet cleared. We may also delay payment while we consider whether to contest the Policy. We pay interest on the death benefit proceeds from the date they become payable to the date we pay them.

     Unless otherwise requested, we may apply the Policy's death proceeds to our Total Control Account. We establish a Total Control Account at a banking institution at the time for payment. The Total Control Account gives convenient access to the proceeds, which are maintained in our general account or that of an affiliate, through checkbook privileges with the bank.

     Normally we promptly make payments of cash value, or of any loan value available, from cash value in the Fixed Account. However, we may delay those payments for up to six months. We pay interest in accordance with state insurance law requirements on delayed payments.

24 MONTH CONVERSION RIGHT

     GENERAL RIGHT. Generally, during the first 24 months after the Policy's issue date, you may convert the Policy to fixed benefit coverage by transferring all of your Policy's cash value to the Fixed Account. The request to convert to fixed benefit coverage must be in written form satisfactory to us.

     You may exercise this privilege only once within 24 months after issue. If you do so, we will automatically allocate all future net premiums to the Fixed Account and transfers of cash value to the Variable Account will no longer be permitted.

     The Policy permits us to limit allocations to the Fixed Account under some circumstances. (See "The Fixed Account.") If we limit such allocations, you may still exercise the 24 Month Conversion Right.

     FOR POLICIES ISSUED IN MARYLAND, NEW YORK AND CONNECTICUT. Under Policies issued in Maryland, New York and Connecticut, you can exchange the face amount of your Policy for a fixed benefit life insurance policy provided that you repay any policy loans and (1) the Policy has not lapsed and (2) the exchange is made within 24 months after the Policy's issue date. If you exercise this option, you will have to make up any investment loss you had under the variable life insurance policy. We make the exchange without evidence of insurability. The new policy will have the same face amount as that being exchanged. The new policy will have the same issue age, underwriting class and policy date as the variable life policy had. We will attach any riders to the original Policy to the new policy if they are available.

     Contact us or your registered representative for more specific information about the 24 Month Conversion Right in these states. The exchange may result in a cost or credit to you. On the exchange, you may need to make an immediate premium payment on the new policy in order to keep it in force.

OTHER EXCHANGE RIGHTS

     FOR POLICIES ISSUED IN NEW YORK. Under policies issued in New York, you can exchange your Policy while it is in force for a new policy which provides Paid-Up Insurance. Paid-Up Insurance will be provided by using the cash surrender value of the Policy as a net single premium at your age on the date of the exchange. Paid-Up Insurance is permanent insurance with no further premiums due. The face amount of the new policy of Paid-Up Insurance may be less than the face amount of this Policy.

     GROUP OR SPONSORED ARRANGEMENTS. For a Policy issued in certain business situations, we offer the additional option of exchanging the Policy at any time during the first 36 months after the Policy's issue date, if the Policy has not lapsed, to a fixed-benefit term life insurance policy issued by us or an affiliate. (Availability of this feature depends on state insurance department approval.) Contact us or your registered representative for more information about this feature.

PAYMENT OPTIONS

     We pay the Policy's death benefit and cash surrender value in one sum unless you or the payee choose a payment option for all or part of the proceeds. You can choose a combination of payment options. You can make, change or revoke the selection of payee or payment option before the death of the insured. You can contact your registered representative or our Administrative Office for the procedure to follow. The payment options available are fixed benefit options only and are not affected by the investment experience of the Variable Account. Once payments under an option begin, withdrawal rights may be restricted.

     The following payment options are available:

     (i) INCOME FOR A SPECIFIED NUMBER OF YEARS. We pay proceeds in equal monthly installments for up to 30 years, with interest at a rate not less than 3.0% a year, compounded yearly. Additional interest that we pay for any year is added to the monthly payments for that year.

     (ii) LIFE INCOME. We pay proceeds in equal monthly installments (i) for the longer of the life of the payee or 10 years, (ii) for the longer of the life of the payee or 15 years, or (iii) for the longer of the life of the payee or 20 years.

     (iii) LIFE INCOME WITH REFUND. We pay proceeds in equal monthly installments during the life of the payee. At the payee's death, we pay any remaining proceeds in one sum.

     (iv) INTEREST. We hold proceeds and pay interest of at least 3.0% a year monthly or add it to the principal annually. Withdrawals of at least $500 may be made at any time by written request.

     (v) LIFE INCOME FOR TWO LIVES. We pay proceeds in equal monthly installments (i) while either of two payees is living, but for at least 10 years, or (ii) while the two payees are living and, after the death of one payee, we pay two-thirds of the monthly amount for the life of the surviving payee.

     (vi) SPECIFIED AMOUNT OF INCOME. We make monthly payments of a chosen amount until the entire proceeds, with interest, are paid.

     You need our consent to use an option if the installment payments would be less than $50.

ADDITIONAL BENEFITS BY RIDER

     You can add additional benefits to the Policy by rider, subject to our underwriting and issuance standards. These additional benefits usually require an additional charge as part of the Monthly Deduction from cash value. The rider benefits available with the Policies provide fixed benefits that do not vary with the investment experience of the Variable Account.

     If you seek to reduce the overall cost of your insurance protection, it is to your economic advantage to include a significant portion or percentage of your insurance coverage under a level term insurance rider.

     Reductions in or elimination of term rider coverage do not trigger a Surrender Charge, and use of a term rider generally reduces sales compensation. However, like the cost of coverage under the Policy, charges deducted from the Policy's cash value to pay for term rider coverage no longer participate in the investment experience of the Variable Account, and usually increase with the age of the covered individual. Term riders have no cash value and provide no growth potential. Your registered representative can provide you more information on the uses of term rider coverage.

     The following riders and endorsements, some of which have been described previously, are available:

     SUPPLEMENTAL COVERAGE TERM RIDER, which provides term insurance.

     CONVERTIBLE SUPPLEMENTAL COVERAGE TERM RIDER, which provides term insurance that can be converted to permanent coverage.

     TEMPORARY TERM RIDER, which provides insurance coverage from the investment start date to the date of issue.

     SECONDARY GUARANTEE RIDER, which provides for a guaranteed death benefit to age 100.

     CHILDREN'S LIFE INSURANCE RIDER, which provides term insurance on the life of children of the insured.

     WAIVER OF MONTHLY DEDUCTION RIDER, which provides for waiver of Monthly Deductions upon the disability of the insured.

     WAIVER OF SPECIFIED PREMIUM RIDER, which provides for waiver of a specified amount of monthly premium in the event of the disability of the insured.

     OPTIONS TO PURCHASE ADDITIONAL LIFE INSURANCE RIDER, which allows the Owner to purchase additional coverage on the insured without providing evidence of insurability.

     TERM INSURANCE ON COVERED INSURED RIDER, which provides term insurance on any person in whom the insured has an insurable interest.

     OPTION TO PURCHASE LONG-TERM CARE INSURANCE RIDER, which allows the Owner to purchase long-term care coverage on the insured without providing evidence of insurability.

     ADJUSTABLE BENEFIT TERM RIDER, which provides term insurance coverage on the insured that allows annual adjustments and which terminates at age 100.

     ACCELERATION OF DEATH BENEFIT RIDER, which provides for an accelerated payment of all or part of the Policy's death benefit, on a discounted basis, if the insured is terminally ill, as defined in the rider.

     EXCHANGE TO TERM INSURANCE ENDORSEMENT, which allows the Policy to be reissued as term insurance if it is surrendered within the first three Policy years.

     Not all riders may be available to you and riders in addition to those listed above may be made available. You should consult your registered representative regarding the availability of riders.

POLICY OWNER AND BENEFICIARY

     The Policy Owner is named in the application but may be changed from time to time. At the death of the Policy Owner, his or her estate will become the Policy Owner unless a successor Policy Owner has been named. The Policy Owner's rights (except for rights to payment of benefits) terminate at the death of the insured.

     The beneficiary is also named in the application. You may change the beneficiary at any time before the death of the insured, unless the beneficiary designation is irrevocable. The beneficiary has no rights under the Policy until the death of the insured and must survive the insured in order to receive the death proceeds. If no named beneficiary survives the insured, we pay proceeds to the Policy Owner.

     A change of Policy Owner or beneficiary is subject to all payments made and actions taken by us under the Policy before we receive a signed change form. You can contact your registered representative or our Administrative Office for the procedure to follow.

     You may assign (transfer) your rights in the Policy to someone else. An absolute assignment of the Policy is a change of Policy Owner and beneficiary to the assignee. A collateral assignment of the Policy does not change the Policy Owner or beneficiary, but their rights will be subject to the terms of the assignment. Assignments are subject to all payments made and actions taken by us under the Policy before we receive a signed copy of the assignment form. We are not responsible for determining whether or not an assignment is valid. Changing the Policy Owner or assigning the Policy may have tax consequences. (See "Tax Considerations" below.)

                              THE VARIABLE ACCOUNT

     We established the Variable Account as a separate investment account on January 31, 1983 under Delaware law. It became subject to Massachusetts law when we changed our domicile to Massachusetts on August 30, 1996. The Variable Account is the funding vehicle for the Policies, and other NELICO variable life insurance policies; these other policies impose different costs, and provide different benefits, from the Policies. The Variable Account meets the definition of a "separate account" under Federal securities laws, and is registered with the Securities and Exchange Commission (the "SEC") as a unit investment trust under the Investment Company Act of 1940. Registration with the SEC does not involve SEC supervision of the Variable Account's management or investments. However, the Massachusetts Insurance Commissioner regulates NELICO and the Variable Account, which are also subject to the insurance laws and regulations where the Policies are sold.

     Although we own the assets of the Variable Account, applicable law provides that the portion of the Variable Account assets equal to the reserves and other liabilities of the Variable Account may not be charged with liabilities that arise out of any other business we may conduct. We believe this means that the assets of the Variable Account equal to the reserves and other liabilities of the Variable Account are not available to meet the claims of our general creditors, and may only be used to support the cash values under our variable life insurance policies issued by the Variable Account. We may transfer to our general account assets which exceed the reserves and other liabilities of the Variable Account. We will consider any possible adverse impact such a transfer might have on the Variable Account.

     Income and realized and unrealized capital gains and losses of the Variable Account are credited to the Variable Account without regard to any of our other income or capital gains and losses.

INVESTMENTS OF THE VARIABLE ACCOUNT

     Sub-Accounts of the Variable Account that are available in this Policy invest in the following Eligible Funds:

     The Zenith State Street Research Money Market Series (formerly, the Back Bay Advisors Money Market Series). Its investment objective is a high level of current income consistent with preservation of capital. An investment in the Money Market Series is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Money Market Series seeks to maintain a net asset value of $100 per share, it is possible to lose money by investing in the Money Market Series.

     The Zenith State Street Research Bond Income Series (formerly, the Back Bay Advisors Bond Income Series). Its investment objective is competitive total return primarily from investing in fixed-income securities.

     The Zenith Capital Growth Series. Its investment objective is the long-term growth of capital through investment primarily in equity securities of companies whose earnings are expected to grow at a faster rate than the United States economy.

     The Zenith MFS Total Return Series (formerly, Back Bay Advisors Managed Series). Its investment objective is a favorable total return through investment in a diversified portfolio.

     The Zenith Westpeak Growth and Income Series. Its investment objective is long-term total return through investment in equity securities.

     The Zenith Harris Oakmark Mid Cap Value Series (formerly, the Goldman Sachs Midcap Value Series). Its investment objective is long-term capital appreciation.

     The Zenith Loomis Sayles Small Cap Series. Its investment objective is long-term capital growth from investments in common stocks or other equity securities.

     The Zenith Balanced Series (formerly, the Loomis Sayles Balanced Series). Its investment objective is long-term total return from a combination of capital appreciation and current income.

     The Zenith Davis Venture Value Series. Its investment objective is growth of capital.

     The Zenith Alger Equity Growth Series. Its investment objective is long-term capital appreciation.

     The Zenith MFS Investors Trust Series (formerly, the MFS Investors Series). Its investment objective is long-term growth of capital with a secondary objective to seek reasonable current income.

     The Zenith MFS Research Managers Series. Its investment objective is long-term growth of capital.

     The Metropolitan Putnam Large Cap Growth Portfolio. Its investment objective is capital appreciation.

     The Metropolitan Janus Mid Cap Portfolio. Its investment objective is long-term growth of capital.

     The Metropolitan Russell 2000 Index Portfolio. Its investment objective is to equal the return of the Russell 2000 Index.

     The Metropolitan Putnam International Stock Portfolio. Its investment objective is long-term growth of capital.

     The Metropolitan MetLife Stock Index Portfolio. Its investment objective is to equal the performance of the Standard & Poor's 500 Composite Stock Price Index.

     The Metropolitan MetLife Mid Cap Stock Index Portfolio.* Its investment objective is to equal the performance of the Standard & Poor's MidCap 400 Composite Stock Index.

     The Metropolitan Morgan Stanley EAFE Index Portfolio.* Its investment objective is to equal the performance of the MSCI EAFE Index.

     The Metropolitan Lehman Brothers Aggregate Bond Index Portfolio.* Its investment objective is to equal the performance of the Lehman Brothers Aggregate Bond Index.

     The Metropolitan State Street Research Aurora Small Cap Value Portfolio.* Its investment objective is high total return, consisting principally of capital appreciation.

     The Metropolitan Janus Growth Portfolio.* Its investment objective is long-term growth of capital.

     The Metropolitan State Street Research Investment Trust Portfolio (formerly, the State Street Research Growth Portfolio).* Its investment objective is long-term growth of capital and income and moderate current income.

     The Metropolitan Franklin Templeton Small Cap Growth Portfolio.* Its investment objective is long-term capital growth.

     The Metropolitan Neuberger Berman Partners Mid Cap Value Portfolio.* Its investment objective is capital growth.

     The Met Investors MFS Mid-Cap Growth Portfolio.* Its investment objective is long-term growth of capital.

     The Met Investors PIMCO Innovation Portfolio.* Its investment objective is to seek capital appreciation; no consideration is given to income.

     The VIP Equity-Income Portfolio. It seeks reasonable income. The fund will also consider the potential for capital appreciation. The fund seeks a yield which exceeds the composite yield on the securities comprising the S&P 500.

     The VIP Overseas Portfolio. It seeks long-term growth of capital. Foreign markets, particularly emerging markets, can be more volatile than the U.S. market due to increased risks of adverse issuer, political, regulatory, market or economic developments and can perform differently than the U.S. market.

     The VIP High Income Portfolio. It seeks a high level of current income while also considering growth of capital. Lower-quality debt securities (those of less than investment-grade quality) can be more volatile due to increased sensitivity to adverse issuer, political, regulatory, market or economic developments.

     The VIP II Asset Manager Portfolio. It seeks high total return with reduced risk over the long-term by allocating its assets among stocks, bonds and short-term instruments.

     The American Funds Insurance Series American Funds Growth Fund.* Its investment objective is to seek capital appreciation through stocks.

     The American Funds Insurance Series American Funds Growth-Income Fund.* Its investment objective is to seek capital appreciation and income.

     The American Funds Insurance Series American Funds Global Small Capitalization Fund.* Its investment objective is to seek capital appreciation through stocks.
------------
* Availability of these Portfolios is subject to any necessary state insurance department approvals.

     The New England Zenith Fund, the Metropolitan Series Fund, Inc. and the Met Investors Series Trust are open-end management investment companies, more commonly known as mutual funds. These funds are available as investment vehicles for separate investment accounts of MetLife, NELICO, and other life insurance companies.

     VIP, VIP II and the American Funds Insurance Series are mutual funds that serve as the investment vehicles for variable life insurance and variable annuity separate accounts of various insurance companies.

     The Variable Account purchases and sells Eligible Fund shares at their net asset value (without a deduction for sales load) determined as of the close of regular trading on the New York Stock Exchange on each day when the exchange is open for trading.

     The Eligible Funds' investment objectives may not be met. More about the Eligible Funds, including their investments, expenses, and risks, is in the attached Eligible Fund prospectuses and the Eligible Funds' Statements of Additional Information.

     The investment objectives and policies of certain Eligible Funds are similar to the investment objectives and policies of other funds that may be managed by the same sub-adviser. The investment results of the Eligible Funds may be higher or lower than the results of these funds. There is no assurance, and no representation is made, that the investment results of any of the Eligible Funds will be comparable to the investment results of any other fund.

INVESTMENT MANAGEMENT

     MetLife Advisers, LLC (formerly New England Investment Management, LLC) is the investment adviser for the series of the New England Zenith Fund. The chart below shows the sub-adviser for each series of the New England Zenith Fund. MetLife Advisers, which is an affiliate of NELICO, and each of the sub-advisers are registered with the SEC as investment advisers under the Investment Advisers Act of 1940.

                   SERIES                                         SUB-ADVISER
                   ------                                         -----------
Capital Growth                                   Capital Growth Management Limited Partnership
State Street Research Money Market               State Street Research and Management Company
State Street Research Bond Income                State Street Research and Management Company
MFS Total Return                                 Massachusetts Financial Services Company
Westpeak Growth and Income                       Westpeak Investment Advisors, L.P.
Loomis Sayles Small Cap                          Loomis, Sayles & Company, L.P.
Balanced                                         Wellington Management Company, LLP
Harris Oakmark Mid Cap Value                     Harris Associates L.P.
Davis Venture Value                              Davis Selected Advisers, L.P.*
Alger Equity Growth                              Fred Alger Management, Inc.
MFS Investors Trust                              Massachusetts Financial Services Company
MFS Research Managers                            Massachusetts Financial Services Company

------------
* Davis Selected may also delegate any of its responsibilities to Davis Selected Advisers--NY, Inc., a wholly-owned subsidiary of Davis Selected.

     In the case of the State Street Research Money Market Series, State Street Research Bond Income Series, MFS Total Return Series, Westpeak Growth and Income Series, Harris Oakmark Mid Cap Value Series and Loomis Sayles Small Cap Series, MetLife Advisers became the adviser on May 1, 1995. Effective May 1, 2001, MetLife Advisers became the investment adviser to the Capital Growth Series and Capital Growth Management Limited Partnership became the sub-adviser. The State Street Research Money Market Series', State Street Research Bond Income Series' and MFS Total Return Series' sub-adviser was Back Bay Advisors, L.P. until July 1, 2001. At that time State Street Research and Management Company became the sub-adviser to the State Street Research Money Market and Bond Income Series and Massachusetts Financial Services Company became the sub-adviser to the MFS Total Return Series. The Harris Oakmark Mid Cap Value Series' sub-adviser was Loomis, Sayles until May 1, 1998, when Goldman Sachs Asset Management, a separate operating division of Goldman Sachs & Co., became the sub-adviser. Harris Associates became the sub-adviser on May 1, 2000. The Balanced Series' sub-adviser was Loomis, Sayles until May 1, 2000, when Wellington Management Company became the sub-adviser. For more information about the Series' advisory agreements, see the New England Zenith Fund prospectus attached at the end of this prospectus and the New England Zenith Fund's Statement of Additional Information.

     MetLife Advisers became the investment manager for the Metropolitan Series Fund Portfolios on May 1, 2001. Prior to that time, MetLife was the investment manager. For more information regarding the investment manager and sub-investment managers of the Metropolitan Series Fund Portfolios, see the Metropolitan Series Fund prospectus attached at the end of this prospectus and its Statement of Additional Information. The following chart shows the sub-investment manager for each portfolio of the Metropolitan Series Fund.

                  PORTFOLIO                                 SUB-INVESTMENT MANAGER
                  ---------                                 ----------------------
Putnam Large Cap Growth                          Putnam Investment Management, LLC
Janus Mid Cap                                    Janus Capital Corporation
Russell 2000 Index                               Metropolitan Life Insurance Company*
Putnam International Stock                       Putnam Investment Management, LLC
MetLife Stock Index                              Metropolitan Life Insurance Company*
MetLife Mid Cap Stock Index                      Metropolitan Life Insurance Company*
Morgan Stanley EAFE Index                        Metropolitan Life Insurance Company*
Lehman Brothers Aggregate Bond Index             Metropolitan Life Insurance Company*
State Street Research Aurora Small Cap Value     State Street Research and Management Company
Janus Growth                                     Janus Capital Corporation
State Street Research Investment Trust           State Street Research and Management Company
Franklin Templeton Small Cap Growth              Franklin Advisers, Inc.
Neuberger Berman Partners Mid Cap Value          Neuberger Berman Management Inc.

------------
* Metropolitan Life Insurance Company became the sub-investment manager on May 1, 2001.

     Met Investors Advisory Corp. (formerly known as Security First Management Corp.) is an indirect wholly-owned subsidiary of Metropolitan Life Insurance Company and is the investment adviser for the Portfolios of the Met Investors Series Trust. For more information regarding the MFS Mid-Cap Growth Portfolio and the PIMCO Innovation Portfolio, see the Met Investors Series Trust prospectuses attached at the end of this prospectus and their Statement of Additional Information.

     Fidelity Management & Research Company ("FMR") is the investment adviser for VIP and VIP II. For more information regarding the VIP Equity-Income, VIP Overseas, VIP High Income and VIP II Asset Manager Portfolios and FMR, see the VIP and VIP II prospectuses attached at the end of this prospectus and their Statements of Additional Information.

     Capital Research and Management Company ("Capital Research") is the investment adviser for the American Funds Insurance Series. For more information regarding the American Funds Growth Fund, the American Funds Growth-Income Fund and the American Funds Global Small Capitalization Fund, see the American Funds Insurance Series prospectuses attached at the end of this prospectus and their Statement of Additional Information.

SUBSTITUTION OF INVESTMENTS

     If investment in the Eligible Funds or a particular Fund is no longer possible, in our judgment becomes inappropriate for the purposes of the Policies, or for any other reason in our sole discretion, we may substitute another Eligible Fund or Funds without your consent. The substituted fund may have different fees and expenses. Substitution may be made with respect to existing investments or the investment of future premium payments, or both. However, we will not make such substitution without any necessary approval of the Securities and Exchange Commission. Furthermore, we may make available or close Sub-Accounts to allocation of premium payments or cash value, or both, for some or all classes of Policies, at any time in our sole discretion.

SHARE CLASSES OF THE ELIGIBLE FUNDS

     The Eligible Funds offer various classes of shares, each of which has a different level of expenses. Attached prospectuses for the Eligible Funds may provide information for share classes that are not available through the Policy. When you consult the attached prospectus for any Eligible Fund, you should be careful to refer to only the information regarding the class of shares that is available through the Policy. For the New England Zenith Fund, Metropolitan Series Fund and Met Investors Series Trust, we offer Class A shares only, for VIP and VIP II we offer Initial Class shares only, and for the American Funds Insurance Series we offer Class 2 shares only.

                               THE FIXED ACCOUNT

     THE POLICY HAS A FIXED ACCOUNT OPTION ONLY IN STATES THAT APPROVE IT.

     You may allocate net premiums and transfer cash value to the Fixed Account, which is part of NELICO's general account. Because of exemptive and exclusionary provisions in the Federal securities laws, interests in the Fixed Account are not registered under the Securities Act of 1933. Neither the Fixed Account nor the general account is registered as an investment company under the Investment Company Act of 1940. Therefore, neither the Fixed Account, the general account nor any interests therein are generally subject to the provisions of these Acts, and the SEC does not review Fixed Account disclosure. This disclosure may, however, be subject to certain provisions of the Federal securities laws on the accuracy and completeness of prospectuses.

GENERAL DESCRIPTION

     Our general account includes all of our assets except assets in the Variable Account or in our other separate accounts. We decide how to invest our general account assets. Fixed Account allocations do not share in the actual investment experience of the Fixed Account. Instead, we guarantee that the Fixed Account will credit interest at an annual effective rate of at least 3%. We may or may not credit interest at a higher rate. We declare the current interest rate for the Fixed Account periodically. The Fixed Account earns interest daily.

VALUES AND BENEFITS

     Cash value in the Fixed Account increases from net premiums allocated and transfers to the Fixed Account and Fixed Account interest, and decreases from loans, partial withdrawals made from the Fixed Account, charges and transfers from the Fixed Account. We deduct charges from the Fixed Account and the Policy's Sub-Accounts in proportion to the amount of cash value in each. (See "Monthly Deduction from Cash Value".) A Policy's total cash value includes cash value in the Variable Account, the Fixed Account, and any cash value held in the Loan Account due to a Policy loan.

     Cash value in the Fixed Account is included in the calculation of the Policy's death benefit in the same manner as the cash value in the Variable Account. (See "Death Benefit".)

POLICY TRANSACTIONS

     Except as described below, the Fixed Account has the same rights and limitations regarding premium allocations, transfers, loans, surrenders and partial withdrawals as the Variable Account. (See "Other Policy Features".) The following special rules apply to the Fixed Account.

     After the Right to Examine Policy period, a portion of the cash value may be withdrawn from the Fixed Account or transferred from the Fixed Account to the Variable Account. The amount of any partial withdrawal (net of applicable Surrender Charges) or any transfer must be at least $500, unless the balance remaining would be less than $100, in which case you may withdraw or transfer the entire Fixed Account cash value. No amount may be withdrawn from the Fixed Account that would result in there being insufficient cash value to meet any Surrender Charges that would be payable immediately following the withdrawal upon the surrender of the remaining cash value in the Policy. The total amount of transfers and withdrawals in a Policy year may not exceed a Maximum Amount equal to the greater of (a) 25% of the Policy's cash surrender value in the Fixed Account at the beginning of the Policy year, or (b) the previous Policy year's Maximum Amount (not to exceed the total cash surrender value of the Policy).

     Transfers and premium allocations to the Fixed Account are limited by the Maximum Allocation Percentage set forth in your Policy and in effect at the time a transfer request is made.

     There is no transaction charge for the first twelve partial withdrawals or twelve transfers in a Policy year. We reserve the right to limit partial withdrawals and transfers to twelve each in a Policy year and to impose a charge of $25 for each partial withdrawal or transfer in excess of twelve in a Policy year. We may revoke or modify the privilege of transferring amounts to or from the Fixed Account at any time. Partial withdrawals will result in the imposition of any applicable Surrender Charges.

     Unless you request otherwise, a Policy loan reduces the Policy's cash value in the Sub-Accounts and the Fixed Account proportionately. We allocate all loan repayments in the same proportion that the cash value in each Loan Sub-Account bears to the total value of the Loan Account. The amount transferred from the Policy's Sub-Accounts and the Fixed Account as a result of a loan earns interest at an effective rate of at least 3% per year, which we credit to the Policy's cash value in the Sub-Accounts and the Fixed Account in proportion to the Policy's cash value in each on the day it is credited.

     Unless you request otherwise, we take partial withdrawals from the Policy's Sub-Accounts and the Fixed Account in the same proportion that the cash value in each account bears to the Policy's total unloaned cash value. If current restrictions on the Fixed Account will not permit this allocation, we will ask you for an acceptable allocation.

     We can delay transfers, surrenders, withdrawals and Policy loans from the Fixed Account for up to six months (to the extent allowed by state insurance law). We will not delay loans to pay premiums on policies issued by us.

                          DISTRIBUTION OF THE POLICIES

     We sell the Policies through licensed insurance agents. These agents are also registered representatives of New England Securities Corporation ("New England Securities"), and are registered with the National Association of Securities Dealers, Inc. and with the states in which they do business. Registered representatives with New England Securities are also licensed as insurance agents in the states in which they do business and are appointed with NELICO. New England Securities, a Massachusetts corporation organized in 1968 and an indirect, wholly-owned subsidiary of NELICO, is registered with the SEC as a broker-dealer under the Securities Exchange Act of 1934 as well as with the securities commissions in the states in which it operates, and is a member of the National Association of Securities Dealers, Inc. More information about New England Securities and its registered persons is available at http://www.nasdr.com or by calling 1-800-289-9999. You also can obtain an investor brochure from NASD Regulation describing its Public Disclosure Program.

     New England Securities, 399 Boylston Street, Boston, Massachusetts 02116, also serves as the principal underwriter for the Policies under a Distribution Agreement with NELICO. Under the Distribution Agreement, we pay sales commissions for sale of the Policies and the following sales expenses: general agent and agency manager's compensation, agents' training allowances, deferred compensation and insurance benefits of agents, general agents and agency managers and advertising expenses and all other expenses of distributing the Policies.

     We pay the following commissions and/or service fees to the selling agent: a maximum of 50% of the Commission Breakpoint Premium paid in the first Policy year, a maximum of 5% in Policy years two through ten, and a maximum of 3% thereafter. Agents receive a maximum commission of 3% of each payment in excess of the Commission Breakpoint Premium in any year. For Policies sold in connection with certain executive benefit plans the maximum commissions are: 20% of the Commission Breakpoint Premium in the first Policy year, 10% in Policy years two through ten, and 2% thereafter. For these Policies we will pay a maximum commission of 3.5% of each payment in excess of the Commission Breakpoint Premium in Policy years one through ten, and 2% of such excess premiums thereafter. Agents who meet certain NELICO productivity and persistency standards may be eligible for additional compensation. Agents may receive a portion of the general agent's expense reimbursement allowance. All or a portion of commissions may be returned if the Policy is not continued through the first Policy year. Agents receive less compensation for the sale of Policies that provide a significant portion of death benefit coverage through the use of term riders.

     New England Securities may enter into selling agreements with other broker-dealers registered under the Securities Exchange Act of 1934 whose representatives are authorized by applicable law to sell variable life insurance policies. Under the agreements with those broker-dealers, commissions paid to the broker-dealer on behalf of the registered representative will not exceed those described above. Selling firms may retain a portion of commissions. We may pay certain broker-dealers an additional bonus after the first Policy year on behalf of certain registered representatives, which may be up to the amount of the basic commission for the particular Policy year. We pay commissions through the registered broker-dealer, and may pay additional compensation to the broker-dealer and/or reimburse it for portions of Policy sales expenses. The registered representative may receive a portion of the expense reimbursement allowance paid to the broker-dealer.

     New England Securities does not retain any override as distributor for the Policies. However, New England Securities' operating and other expenses are paid for by NELICO. Also, New England Securities or an affiliate may receive 12b-1 fees from the American Funds Growth Fund, the American Funds Growth-Income Fund, and the American Funds Global Small Capitalization Fund.

     Because registered representatives of New England Securities are also agents of NELICO, they are eligible for various cash benefits, such as bonuses, insurance benefits and financing arrangements, and non-cash compensation programs that NELICO offers, such as conferences, trips, prizes, and awards. Other payments may be made for other services that do not directly involve the sale of the Policies. These services may include the recruitment and training of personnel, production of promotional literature, and similar services.

     We intend to recoup commissions and other sales expenses through fees and charges imposed under the Policy. Commissions paid on the Policy, including other incentives or payments, are not charged directly to the Policy owners or the Variable Account.

     We offer the Policies to the public on a continuous basis. We anticipate continuing to offer the Policies, but reserve the right to discontinue the offering.

                LIMITS TO NELICO'S RIGHT TO CHALLENGE THE POLICY

     Generally, we can challenge the validity of your Policy or a rider during the insured's lifetime for two years (or less, if required by state law) from the date of issue, based on misrepresentations made in the application. We can challenge the portion of the death benefit resulting from an underwritten premium payment for two years during the insured's lifetime from receipt of the premium payment. However, if the insured dies within two years of the date of issue, we can challenge all or part of the Policy at any time based on misrepresentations in the application. We can challenge an increase in face amount, with regard to material misstatements concerning such increase, for two years during the insured's lifetime from its effective date.

MISSTATEMENT OF AGE OR SEX

     If the application misstates the insured's age or sex, the Policy's death benefit is the amount that the most recent Monthly Deduction which was made would provide, based on the insured's correct age and, if the Policy is sex-based, correct sex.

SUICIDE

     If the insured commits suicide within two years (or less, if required by state law) from the date of issue, the death benefit is limited to premiums paid, less any policy loan balance and partial withdrawals. If the insured, while sane or insane, commits suicide within two years after the effective date of an increase in face amount, the death benefit for such increase will be limited to the Monthly Deductions for the increase. (Where required by state law, we determine the death benefit under this provision by using the greater of: the reserve of the insurance which is subject to the provision; and the amounts used to purchase the insurance which is subject to the provision.)

                               TAX CONSIDERATIONS

INTRODUCTION

     The following summary provides a general description of the Federal income tax considerations associated with the Policy and does not purport to be complete or to cover all tax situations. This discussion is not intended as tax advice. Counsel or other competent tax advisers should be consulted for more complete information. This discussion is based upon our understanding of the present Federal income tax laws. No representation is made as to the likelihood of continuation of the present Federal income tax laws or as to how they may be interpreted by the Internal Revenue Service.

TAX STATUS OF THE POLICY

     In order to qualify as a life insurance contract for Federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under Federal tax law, a Policy must satisfy certain requirements which are set forth in the Internal Revenue Code. Guidance as to how these requirements are to be applied is limited. Nevertheless, we believe that the Policies should satisfy the applicable requirements. There is less guidance, however, with respect to Policies issued on a substandard or guaranteed issue basis and Policies with term riders added, and it is not clear whether such Policies will in all cases satisfy the applicable requirements. We may take appropriate steps to bring the Policy into compliance with applicable requirements, and we reserve the right to restrict Policy transactions in order to do so.

     In certain circumstances, owners of variable life insurance contracts have been considered for Federal income tax purposes to be the owners of the assets of the variable account supporting their contracts, due to their ability to exercise investment control over those assets. Where this is the case, the contract owners have been currently taxed on income and gains attributable to variable account assets. There is little guidance in this area, and some features of the Policies, such as the flexibility of a Policy Owner to allocate premiums and cash values, have not been explicitly addressed in published rulings. While we believe that the Policies do not give Policy Owners investment control over Variable Account assets, we reserve the right to modify the Policies as necessary to prevent a Policy Owner from being treated as the owner of the Variable Account assets supporting the Policy.

     In addition, the Code requires that the investments of the Variable Account be "adequately diversified" in order for the Policies to be treated as life insurance contracts for Federal income tax purposes. It is intended that the Variable Account, through the Eligible Funds, will satisfy these diversification requirements.

     The following discussion assumes that the Policy will qualify as a life insurance contract for Federal income tax purposes.

TAX TREATMENT OF POLICY BENEFITS

     IN GENERAL. We believe that the death benefit under a Policy should be excludible from the gross income of the beneficiary. Federal, state and local transfer, and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each Policy Owner or beneficiary. A tax adviser should be consulted on these consequences.

     Generally, the Policy Owner will not be deemed to be in constructive receipt of the Policy cash value until there is a distribution or a deemed distribution. When distributions from a Policy occur, or when loans are taken from or secured by a Policy, the tax consequences depend on whether the Policy is classified as a "Modified Endowment Contract."

     MODIFIED ENDOWMENT CONTRACTS. Under the Internal Revenue Code, certain life insurance contracts are classified as "Modified Endowment Contracts," with less favorable income tax treatment than other life insurance contracts. In general a Policy will be classified as a Modified Endowment Contract if the amount of premiums paid into the Policy causes the Policy to fail the "7-pay test." A Policy will fail the 7-pay test if at any time in the first seven Policy years, the amount paid into the Policy exceeds the sum of the level premiums that would have been paid at that point under a Policy that provided for paid-up future benefits after the payment of seven level annual payments.

     If there is a reduction in the benefits under the Policy during the first seven Policy years, for example, as a result of a partial withdrawal, the 7-pay test will have to be reapplied as if the Policy had originally been issued at the reduced face amount. If there is a "material change" in the Policy's benefits or other terms, even after the first seven Policy years, the Policy may have to be retested as if it were a newly issued Policy. A material change can occur, for example, when there is an increase in the death benefit which is due to the payment of an unnecessary premium. Unnecessary premiums are premiums paid into the Policy which are not needed in order to provide a death benefit equal to the lowest death benefit that was payable in the first seven Policy years. To prevent your Policy from becoming a Modified Endowment Contract, it may be necessary to limit premium payments or to limit reductions in benefits. A current or prospective Policy Owner should consult a tax adviser to determine whether a Policy transaction will cause the Policy to be classified as a Modified Endowment Contract.

     DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM MODIFIED ENDOWMENT CONTRACTS. Policies classified as Modified Endowment Contracts are subject to the following tax rules:

          (1) All distributions other than death benefits, including distributions upon surrender and withdrawals, from a Modified Endowment Contract will be treated first as distributions of gain taxable as ordinary income and as tax-free recovery of the Policy Owner's investment in the Policy only after all gain has been distributed.

          (2) Loans taken from or secured by a Policy classified as a Modified Endowment Contract are treated as distributions and taxed accordingly.

          (3) A 10 percent additional income tax is imposed on the amount subject to tax except where the distribution or loan is made when the Policy Owner has attained age 59 1/2 or is disabled, or where the distribution is part of a series of substantially equal periodic payments for the life (or life expectancy) of the Policy Owner or the joint lives (or joint life expectancies) of the Policy Owner and the Policy Owner's beneficiary or designated beneficiary.

     If a Policy becomes a Modified Endowment Contract, distributions will be taxed as distributions from a Modified Endowment Contract. In addition, distributions from a Policy within two years before it becomes a Modified Endowment Contract will be taxed in this manner. This means that a distribution made from a Policy that is not a Modified Endowment Contract could later become taxable as a distribution from a Modified Endowment Contract.

     DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM POLICIES THAT ARE NOT MODIFIED ENDOWMENT CONTRACTS. Distributions other than death benefits from a Policy that is not classified as a Modified Endowment Contract are generally treated first as a recovery of the Policy Owner's investment in the Policy and only after the recovery of all investment in the Policy as taxable income. However, certain distributions which must be made in order to enable the Policy to continue to qualify as a life insurance contract for Federal income tax purposes if Policy benefits are reduced during the first 15 Policy years may be treated in whole or in part as ordinary income subject to tax.

     Loans from or secured by a Policy that is not a Modified Endowment Contract are generally not treated as distributions. However, the tax consequences associated with Policy loans that are outstanding after the first ten Policy years are less clear and a tax adviser should be consulted about such loans.

     Finally, neither distributions from nor loans from or secured by a Policy that is not a Modified Endowment Contract are subject to the 10 percent additional income tax.

     INVESTMENT IN THE POLICY. Your investment in the Policy is generally your aggregate premiums. When a distribution is taken from the Policy, your investment in the Policy is reduced by the amount of the distribution that is tax-free.

     POLICY LOANS. In general, interest on a Policy loan will not be deductible. If a Policy loan is outstanding when a Policy is canceled or lapses, the amount of the outstanding indebtedness will be added to the amount distributed and will be taxed accordingly. A loan may also be taxed when a Policy is exchanged. Before taking out a Policy loan, you should consult a tax adviser as to the tax consequences.

     MULTIPLE POLICIES. All Modified Endowment Contracts that are issued by NELICO (or its affiliates) to the same Policy Owner during any calendar year are treated as one Modified Endowment Contract for purposes of determining the amount includible in the Policy Owner's income when a taxable distribution occurs.

     ACCELERATION OF DEATH BENEFIT RIDER. We believe that payments received under the Acceleration of Death Benefit Rider should be fully excludable from the gross income of the beneficiary if the beneficiary is the insured under the Policy. However, you should consult a qualified tax adviser about the consequences of adding this rider to a Policy or requesting payment under this rider.

     OTHER POLICY OWNER TAX MATTERS. The transfer of the Policy or designation of a beneficiary may have Federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. For example, the transfer of the Policy or the payment of proceeds to a person who is assigned to a generation which is two or more generations below the generation assignment of the Policy Owner may have generation-skipping transfer tax consequences under Federal tax law. Federal and state estate, inheritance, transfer and other tax consequences depend on the individual circumstances of each Policy Owner or beneficiary.

     The tax consequences of continuing the Policy beyond the insured's 100th year are unclear. You should consult a tax adviser if you intend to keep the Policy in force beyond the insured's 100th year.

     If a trustee under a pension or profit-sharing plan, or similar deferred compensation arrangement, owns a Policy, the Federal, state and estate tax consequences could differ. The amounts of life insurance that may be purchased on behalf of a participant in a pension or profit-sharing plan are limited. The current cost of insurance for the net amount at risk is treated as a "current fringe benefit" and must be included annually in the plan participant's gross income. We report this cost to the participant annually. If the plan participant dies while covered by the plan and the Policy proceeds are paid to the participant's beneficiary, then the excess of the death benefit over the cash value is not income taxable. However, the cash value will generally be taxable to the extent it exceeds the participant's cost basis in the Policy. Policies owned under these types of plans may be subject to restrictions under the Employee Retirement Income Security Act of 1974 ("ERISA"). You should consult a qualified adviser regarding ERISA.

     Department of Labor ("DOL") regulations impose requirements for participant loans under retirement plans covered by ERISA. Plan loans must also satisfy tax requirements to be treated as nontaxable. Plan loan requirements and provisions may differ from the Policy loan provisions. Failure of plan loans to comply with the requirements and provisions of the DOL regulations and of tax law may result in adverse tax consequences and/or adverse consequences under ERISA. Plan fiduciaries and participants should consult a qualified adviser before requesting a loan under a Policy held in connection with a retirement plan.

     Businesses can use the Policies in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, tax exempt and nonexempt welfare benefit plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances. If you are purchasing the Policy for any arrangement the value of which depends in part on its tax consequences, you should consult a qualified tax adviser. In recent years, moreover, Congress has adopted new rules relating to life insurance owned by businesses. Any business contemplating the purchase of a new Policy or a change in an existing Policy should consult a tax adviser.

     NEW GUIDANCE ON SPLIT DOLLAR PLANS. The IRS has recently issued guidance on split dollar insurance plans. A tax adviser should be consulted with respect to this new guidance if you have purchased or are considering the purchase of a Policy for a split dollar insurance plan.

     ALTERNATIVE MINIMUM TAX. There may also be an indirect tax upon the income in the Policy or the proceeds of a Policy under the Federal corporate alternative minimum tax, if the Policyowner is subject to that tax.

     POSSIBLE TAX LAW CHANGES. Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Policy could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Policy.

NELICO'S INCOME TAXES

     Under current Federal income tax law, NELICO is not taxed on the Variable Account's operations. Thus, currently we do not deduct a charge from the Variable Account for Federal income taxes. We reserve the right to charge the Variable Account for any future Federal income taxes we may incur.

     Under current laws in several states, we may incur state and local taxes (in addition to premium taxes). These taxes are not now significant and we are not currently charging for them. If they increase, we may deduct charges for such taxes.

                                   MANAGEMENT

     The directors and executive officers of NELICO and their principal business experience during the past five years are:

                              DIRECTORS OF NELICO

        NAME AND PRINCIPAL                           PRINCIPAL BUSINESS EXPERIENCE
         BUSINESS ADDRESS                              DURING THE PAST FIVE YEARS
        ------------------                           -----------------------------
James M. Benson...................    Chairman, President and Chief Executive Officer of NELICO
                                      since 1998 and President, Individual Business of
                                        Metropolitan Life Insurance Company since 1999; formerly,
                                        Director, President and Chief Operating Officer 1997-1998
                                        of NELICO; President and Chief Executive Officer 1996-1997
                                        of Equitable Life Assurance Society; President and Chief
                                        Operating Officer 1996-1997 of Equitable Companies, Inc.;
                                        President and Chief Operating Officer 1994-1996 of
                                        Equitable Life Assurance Society.
Susan C. Crampton.................    Director of NELICO since 1996 and serves as Principal of The
  6 Tarbox Road                       Vermont Partnership, a business consulting firm located in
  Jericho, VT 05465                     Jericho, Vermont since 1989; formerly, Director 1989-1996
                                        of New England Mutual.
Edward A. Fox.....................    Director of NELICO since 1996 and Chairman of the Board of
  R.R. Box 67-15                      SLM Holdings since 1997; formerly, Director 1994-1996 of New
  Harborside, ME 04642                  England Mutual.
George J. Goodman.................    Director of NELICO since 1996 and author, television
  Adam Smith's Global   Television    journalist, and editor.
  50th Floor, Craig Drill Capital
  General Motors Building
  767 Fifth Street
  New York, NY 10153
Dr. Evelyn E. Handler.............    Director of NELICO since 1996 and President of Merrimack
  Ten Sterling Place                  Higher Education Associates, Inc. since 1998; formerly,
  Bow, NH 03304                         Director 1987-1996 of New England Mutual and Executive
                                        Director and Chief Executive Officer 1994-1997 of the
                                        California Academy of Sciences.
Philip K. Howard, Esq.............    Director of NELICO since 1996 and Partner of the law firm of
  Covington & Burling                 Covington & Burling in New York City.
  1330 Avenue of the Americas
  New York, NY 10019
Bernard A. Leventhal..............    Director of NELICO since 1996; formerly, Vice Chairman of
  Burlington Industries               the Board of Directors 1995-1998 of Burlington Industries,
  1345 Avenue of the Americas           Inc.
  17th Floor
  New York, NY 10105
Thomas J. May.....................    Director of NELICO since 1996 and Chairman and Chief
  NSTAR                               Executive Officer of NSTAR since 2000; formerly, Chairman,
  800 Boylston Street                   President and Chief Executive Officer of Boston Edison
  Boston, MA 02199                      Company 1994-2000 and, Director 1994-1996 of New England
                                        Mutual.
Stewart G. Nagler.................    Director of NELICO since 1996 and Vice Chairman and Chief
  Metropolitan Life                   Financial Officer of Metropolitan Life Insurance Company
  Insurance Co.                         since 1998; formerly, Senior Executive Vice President and
  One Madison Avenue                    Chief Financial Officer 1986-1998 of Metropolitan Life
  New York, NY 10010                    Insurance Company.
Catherine A. Rein.................    Director of NELICO since 1998 and President and Chief
  Metropolitan Property and           Executive Officer of Metropolitan Property and Casualty
  Casualty Insurance Company            since 1999; formerly, Senior Executive Vice President
  700 Quaker Lane                       1998-1999; Executive Vice President 1989-1998 of
  Warwick, RI 02887                     Metropolitan Life Insurance Company.

        NAME AND PRINCIPAL                           PRINCIPAL BUSINESS EXPERIENCE
         BUSINESS ADDRESS                              DURING THE PAST FIVE YEARS
        ------------------                           -----------------------------
Rand N. Stowell...................    Director of NELICO since 1996 and President of United Timber
  P.O. Box 60                         Corp. and President, Randwell Co. since 2000 of Weld, Maine;
  Weld, ME 04285                        formerly, Director 1990-1996 of New England Mutual.
Lisa M. Weber.....................    Director of NELICO since 2000 and Executive Vice President
  Metropolitan Life                   of Metropolitan Life Insurance Company since 1998; formerly,
  Insurance Company                     Director of Diversity Strategies and Development and an
  One Madison Avenue                    Associate Director of Human Resources of Paine Webber.
  New York, New York 10010

                          EXECUTIVE OFFICERS OF NELICO
                              OTHER THAN DIRECTORS

                                                     PRINCIPAL BUSINESS EXPERIENCE
               NAME                                    DURING THE PAST FIVE YEARS
               ----                                  -----------------------------
James M. Benson...................    See Directors above.
David W. Allen....................    Senior Vice President of NELICO since 1996 and Vice
                                      President of Metropolitan Life Insurance Company since 2000;
                                        formerly, Senior Vice President 1994-1996 and Vice
                                        President 1990-1994 of New England Mutual.
Pauline V. Belisle................    Senior Vice President of NELICO since 1996 and Vice
                                      President of Metropolitan Life Insurance Company since 2000;
                                        formerly, Senior Vice President 1994-1996 of New England
                                        Mutual.
Mary Ann Brown....................    President, New England Products and Services of NELICO since
                                      1998 and Senior Vice President of Metropolitan Life
                                        Insurance Company since 2000; formerly, Director,
                                        Worldwide Life Insurance 1997-1998 of Swiss Reinsurance
                                        New Markets; President & Chief Executive Officer 1996-1998
                                        of Atlantic International Reinsurance Company; Executive
                                        Vice President 1996-1997 of Swiss Re Atrium and Swiss Re
                                        Services and Principal 1987-1996 of Tillinghast/Towers
                                        Perrin.
Anthony J. Candito................    President, NEF Information Services of NELICO and Chief
                                      Information Officer since 1998 and Senior Vice President of
                                        Metropolitan Life Insurance Company since 2000; formerly,
                                        Senior Vice President 1996-1998 of NELICO; Senior Vice
                                        President 1995-1996 and Vice President 1994-1995 of New
                                        England Mutual.
Thom A. Faria.....................    President, Career Agency System of NELICO since 1996 and
                                      President - NEF Distribution of Metropolitan Life Insurance
                                        Company since 2000; formerly, Executive Vice President in
                                        1996; Senior Vice President 1993-1996 of New England
                                        Mutual.
Anne M. Goggin....................    Senior Vice President and General Counsel of NELICO since
                                      2000 and Chief Counsel - Individual Business of Metropolitan
                                        Life Insurance Company since 2000; formerly, Senior Vice
                                        President and Associate General Counsel 1997-2000; Vice
                                        President and Counsel of NELICO in 1996; Vice President
                                        and Counsel 1994-1996 of New England Mutual.
Daniel D. Jordan..................    Second Vice President, Counsel, Secretary and Clerk of
                                      NELICO since 1996 and Associate General Counsel of
                                        Metropolitan Life Insurance Company since 2001; formerly,
                                        Counsel and Assistant Secretary 1990-1996 of New England
                                        Mutual.
Alan C. Leland, Jr. ..............    Senior Vice President of NELICO since 1996 and Vice
                                      President of Metropolitan Life Insurance Company since 2000;
                                        formerly, Vice President 1984-1996 of New England Mutual.

                                                     PRINCIPAL BUSINESS EXPERIENCE
               NAME                                    DURING THE PAST FIVE YEARS
               ----                                  -----------------------------
George J. Maloof..................    Senior Vice President of NELICO since 1996 and Senior Vice
                                      President - NEF Distribution of Metropolitan Life Insurance
                                        Company since 2000; formerly, Vice President 1991-1996 of
                                        New England Mutual.
Kenneth D. Martinelli.............    Senior Vice President of NELICO since 1999 and Senior Vice
                                      President - NEF Distribution of Metropolitan Life Insurance
                                        Company since 2000; formerly, Vice President 1997-1999 of
                                        NELICO and Vice President 1994-1997 of The Equitable Life
                                        Assurance Company.
Thomas W. McConnell...............    Senior Vice President of NELICO since 1996 and Director,
                                      Chief Executive Officer and President of New England
                                        Securities Corporation since 1993.
Hugh C. McHaffie..................    Senior Vice President of NELICO since 1999 and Senior Vice
                                      President of Metropolitan Life Insurance Company since 2000;
                                        formerly, Vice President 1994-1999 of Manufacturers Life
                                        Insurance Company of North America.
Stephen J. McLaughlin.............    Senior Vice President of NELICO since 1999 and Senior Vice
                                      President - NEF Distribution of Metropolitan Life Insurance
                                        Company since 2000; formerly, Vice President 1996-1999 of
                                        NELICO and Vice President 1994-1996 of New England Mutual.
Thomas W. Moore...................    Senior Vice President of NELICO since 1996 and Senior Vice
                                      President - NEF Distribution of Metropolitan Life Insurance
                                        Company since 2000; formerly, Vice President 1990-1996 of
                                        New England Mutual.
David Y. Rogers...................    Executive Vice President and Chief Financial Officer of
                                      NELICO since 1999 and Senior Vice President of Metropolitan
                                        Life Insurance Company since 2000; formerly, Partner,
                                        Actuarial Consulting 1992-1999 of Price Waterhouse Coopers
                                        LLP.
John G. Small, Jr. ...............    President, New England Services of NELICO since 1997 and
                                      Vice President of Metropolitan Life Insurance Company since
                                        2000; formerly, Senior Vice President 1996-1997 of NELICO
                                        and Senior Vice President 1990-1996 of New England Mutual.

     The principal business address for each of the directors and executive officers is the same as NELICO's except where indicated.

                                 VOTING RIGHTS

     We own Eligible Fund shares held in the Variable Account and vote those shares at meetings of the Eligible Fund shareholders. Under Federal securities law, you currently have the right to instruct us how to vote shares that are attributable to your Policy.

     Policy Owners who are entitled to give voting instructions and the number of shares attributable to their Policies are determined as of the meeting record date. If we do not receive timely instructions, we will vote shares in the same proportion as (i) the aggregate cash value of policies giving instructions, respectively, to vote for, against, or withhold votes on a proposition, bears to
(ii) the total cash value in that Sub-Account for all policies for which we receive voting instructions. No voting privileges apply to the Fixed Account or to cash value removed from the Variable Account due to a Policy loan.

     We will vote Eligible Fund shares held by our general account (or any unregistered separate account for which voting privileges were not extended) in the same proportion as the total of (i) shares for which voting instructions were received and (ii) shares that are voted in proportion to such voting instructions.

     The Eligible Funds' Boards of Trustees monitor events to identify conflicts that may arise from the sale of Eligible Fund shares to variable life and variable annuity separate accounts of affiliated and, if applicable, unaffiliated insurance companies. Conflicts could result from changes in state insurance law or Federal income tax law, changes in investment management of an Eligible Fund, or differences in voting instructions given by variable life and variable annuity contract owners. If there is a material conflict, the Board of Trustees will determine what action should be taken, including the removal of the affected Sub-Accounts from the Eligible Fund(s), if necessary. If we believe any

Eligible Fund action is insufficient, we will consider taking other action to protect Policy Owners. There could, however, be unavoidable delays or interruptions of operations of the Variable Account that we may be unable to remedy.

     We may disregard voting instructions for changes in the investment policy, investment adviser or principal underwriter of an Eligible Fund portfolio if required by state insurance law, or if we (i) reasonably disapprove of the changes and (ii) in the case of a change in investment policy or investment adviser, make a good faith determination that the proposed change is prohibited by state authorities or inconsistent with a Sub-Account's investment objectives. If we do disregard voting instructions, the next annual report to Policy Owners will include a summary of that action and the reasons for it.

                           RIGHTS RESERVED BY NELICO

     We and our affiliates may change the voting procedures described above, and vote Eligible Fund shares without Policy Owner instructions, if the securities laws change. We also reserve the right: (1) to add Sub-Accounts; (2) to combine Sub-Accounts; (3) to substitute shares of a new fund for shares of an Eligible Fund (the new fund may have different fees and expenses), to close a Sub-Account to allocations of premium payments or cash value or both at any time in our sole discretion, or to transfer assets to our general account as permitted by applicable law; (4) to operate the Variable Account as a management investment company under the Investment Company Act of 1940 or in any other form; (5) to deregister the Variable Account under the Investment Company Act of 1940; (6) to combine it with other Variable Accounts; and (7) to transfer its assets to other Variable Accounts. We will exercise these rights in accordance with applicable law, including approval of Policy Owners if required. We will notify you if exercise of any of these rights would result in a material change in the Variable Account or its investments.

                               TOLL-FREE NUMBERS

     For information about historical values of the Variable Account Sub-Accounts, call 1-800-333-2501.

     For Sub-Account transfers, premium reallocations, or Statements of Additional Information for the Eligible Funds, call 1-800-200-2214.

     You may also call our Client TeleService Center at 1-800-388-4000 for current information about your Policy values, to change or update Policy information such as your address, billing mode, beneficiary or ownership, or for information about other Policy transactions.

                                    REPORTS

     We will send you an annual statement showing your Policy's death benefit, cash value and any outstanding Policy loan principal. We will also confirm Policy loans, subaccount transfers, lapses, surrenders and other Policy transactions when they occur.

     You will be sent semiannual reports containing the financial statements of the Variable Account and the Eligible Funds.

                             ADVERTISING PRACTICES

     Professional organizations may endorse the Policies. We may use such endorsements in Policy sales material. We may pay the professional organization for the use of its customer or mailing lists to distribute Policy promotional materials. An endorsement by a third party does not predict the future performance of the Policies.

     Articles discussing the Variable Account's investment performance, rankings and other characteristics may appear in publications. Some or all of these publishers or ranking services (including, but not limited to, Lipper Analytical Services, Inc. and Morningstar, Inc.) may publish their own rankings or performance reviews of variable contract separate accounts, including the Variable Account. We may use references to, or reprints of such articles or rankings as sales material and may include rankings that indicate the names of other variable contract separate accounts and their investment experience. We may also use "unit values" to provide information about the Variable Account's investment performance in this prospectus, marketing materials, and historical illustrations.

     Publications may use articles and releases, developed by NELICO, the Eligible Funds and other parties, about the Variable Account or the Eligible Funds. We may use references to or reprints of such articles in sales material for the Policies or the Variable Account. Such literature may refer to personnel of the advisers, who have portfolio management responsibility, and their investment style, and include excerpts from media articles.

     We are a member of the Insurance Marketplace Standards Association ("IMSA"), and may include the IMSA logo and information about IMSA membership in our advertisements. Companies that belong to IMSA subscribe to a set of ethical standards covering the various aspects of sales and service for individually sold life insurance and annuities.

     Policy sales material may refer to historical, current and prospective economic trends. In addition, sales material may discuss topics of general investor interest for the benefit of registered representatives and prospective Policy Owners. These materials may include, but are not limited to, discussions of college planning, retirement planning, reasons for investing and historical examples of the investment performance of various classes of securities, securities markets and indices.

                                 LEGAL MATTERS

     Legal matters in connection with the Policies described in this prospectus have been passed on by Anne M. Goggin, General Counsel of NELICO. Sutherland Asbill & Brennan LLP, of Washington, D.C., has provided advice on certain matters relating to federal securities laws.

                             REGISTRATION STATEMENT

     This prospectus omits certain information contained in the Registration Statement which has been filed with the SEC. Copies of such additional information may be obtained from the SEC upon payment of the prescribed fee.

                                    EXPERTS

     The financial statements of New England Variable Life Separate Account of New England Life Insurance Company ("NELICO") and the consolidated financial statements of NELICO and subsidiaries included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

     Actuarial matters included in this prospectus have been examined by James
J. Reilly, F.S.A., M.A.A.A., Second Vice President and Actuary of NELICO, as stated in his opinion filed as an exhibit to the Registration Statement.

                                   APPENDIX A

                 ILLUSTRATIONS OF DEATH BENEFITS, CASH VALUES,
                 CASH SURRENDER VALUES AND ACCUMULATED PREMIUMS

     The tables in Appendix A illustrate the way the Policies work. They show how the death benefit, cash surrender value and cash value could vary over an extended period of time assuming hypothetical gross rates of return (i.e., investment income and capital gains and losses, realized or unrealized) for the Variable Account equal to constant after tax annual rates of 0%, 6% and 12%. The tables are based on a face amount of $500,000 for a male aged 45. The insured is assumed to be in the nonsmoker preferred class. The Tables assume no rider benefits and assume that no allocations are made to the Fixed Account. Values are first given based on current mortality and other Policy charges and then based on guaranteed mortality and other Policy charges. Illustrations show the Option A death benefit with the guideline premium test.

     The illustrated death benefits, cash surrender values and cash values for a Policy would be different, either higher or lower, from the amounts shown if the actual gross rates of return averaged 0%, 6% or 12%, but varied above and below that average during the period, if premiums were paid in other amounts or at other than annual intervals. They would also be different depending on the allocation of cash value among the Variable Account's Sub-Accounts, if the actual gross rate of return for all Sub-Accounts averaged 0%, 6% or 12%, but varied above or below that average for individual Sub-Accounts. They would also differ if a Policy loan or partial withdrawal were made during the period of time illustrated, if the insured were female or in another risk classification, or if the Policies were issued at unisex rates. For example, as a result of variations in actual returns, additional premium payments beyond those illustrated may be necessary to maintain the Policy in force for the periods shown or to realize the Policy values shown on particular illustrations even if the average rate of return is achieved.

     The death benefits, cash surrender values and cash values shown in the tables reflect: (i) deductions from premiums for the sales charge and state and federal premium tax charge; and (ii) a Monthly Deduction (consisting of a Policy charge, an administration and issue expense charge, an asset charge, and a charge for the cost of insurance) from the cash value on the first day of each Policy month. The cash surrender values reflect a Surrender Charge deducted from the cash value upon surrender, face reduction or lapse during the first ten Policy years. (See "Charges and Expenses".) The illustrations reflect an average of the investment advisory fees and operating expenses of the Eligible Funds, at an annual rate of .75% of the average daily net assets of the Eligible Funds. This average reflects expense subsidies by the investment advisers of certain Eligible Funds that may be voluntary and of limited duration.

     Taking account of the average investment advisory fee and operating expenses of the Eligible Funds, the gross annual rates of return of 0%, 6% and
12% correspond to net investment experience at constant annual rates of -     %,
     % and      %, respectively.

     The second column of each table shows the amount which would accumulate if an amount equal to the annual premium were invested to earn interest, after taxes, of 5% per year, compounded annually.

     The internal rate of return on cash surrender value is equivalent to an interest rate (after taxes) at which an amount equal to the illustrated premiums could have been invested outside the Policy to arrive at the cash surrender value of the Policy. The internal rate of return on the death benefit is equivalent to an interest rate (after taxes) at which an amount equal to the illustrated premiums could have been invested outside the Policy to arrive at the death benefit of the Policy. The internal rate of return is compounded annually, and the premiums are assumed to be paid at the beginning of each Policy year.

     If you request, we will furnish a personalized illustration reflecting the proposed insured's age, sex, underwriting classification, and the face amount or premium payment schedule requested. Where applicable, we will also furnish on request an illustration for a Policy which is not affected by the sex of the insured.

                               MALE ISSUE AGE 45
                           $6,900 ANNUAL PREMIUM FOR
                     PREFERRED NONSMOKER UNDERWRITING RISK
                              $500,000 FACE AMOUNT
                             OPTION A DEATH BENEFIT
                             GUIDELINE PREMIUM TEST

             THIS ILLUSTRATION IS BASED ON CURRENT POLICY CHARGES.

                               DEATH BENEFIT                CASH SURRENDER VALUE                CASH VALUE
          PREMIUMS         ASSUMING HYPOTHETICAL           ASSUMING HYPOTHETICAL          ASSUMING HYPOTHETICAL
         ACCUMULATED            GROSS ANNUAL                    GROSS ANNUAL                   GROSS ANNUAL
END OF      AT 5%            RATE OF RETURN OF               RATE OF RETURN OF              RATE OF RETURN OF
POLICY    INTEREST     ------------------------------   ----------------------------   ----------------------------
 YEAR     PER YEAR        0%         6%        12%        0%        6%        12%        0%        6%        12%
------   -----------      --         --        ---        --        --        ---        --        --        ---
   1       $           $          $          $          $         $         $          $         $         $
   2
   3
   4
   5
   6
   7
   8
   9
  10
  15
  20
  25
  30
  35

          INTERNAL RATE OF RETURN          INTERNAL RATE OF RETURN
          ON CASH SURRENDER VALUE             ON DEATH BENEFIT
        ASSUMING HYPOTHETICAL GROSS      ASSUMING HYPOTHETICAL GROSS
END OF   ANNUAL RATE OF RETURN OF         ANNUAL RATE OF RETURN OF
POLICY  ---------------------------   ---------------------------------
 YEAR     0%        6%        12%        0%          6%          12%
------    --        --        ---        --          --          ---
   1           %         %         %         --          --          --
   2
   3
   4
   5
   6
   7
   8
   9
  10
  15
  20
  25
  30
  35

IT IS EMPHASIZED THAT THE HYPOTHETICAL GROSS ANNUAL RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE GROSS ANNUAL RATES OF RETURN. ACTUAL GROSS RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY A POLICY OWNER, THE FREQUENCY OF PREMIUM PAYMENTS CHOSEN BY A POLICY OWNER, AND THE INVESTMENT EXPERIENCE OF THE POLICY'S SUB-ACCOUNTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS, BUT VARIED ABOVE OR BELOW THAT AVERAGE DURING THE PERIOD. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOAN WERE MADE DURING THE PERIOD. NO REPRESENTATIONS CAN BE MADE BY NELICO OR THE ELIGIBLE FUNDS THAT THOSE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                               MALE ISSUE AGE 45
                           $6,900 ANNUAL PREMIUM FOR
                     PREFERRED NONSMOKER UNDERWRITING RISK
                              $500,000 FACE AMOUNT
                             OPTION A DEATH BENEFIT
                             GUIDELINE PREMIUM TEST

            THIS ILLUSTRATION IS BASED ON GUARANTEED POLICY CHARGES.

                               DEATH BENEFIT              CASH SURRENDER VALUE             CASH VALUE
          PREMIUMS         ASSUMING HYPOTHETICAL          ASSUMING HYPOTHETICAL       ASSUMING HYPOTHETICAL
         ACCUMULATED            GROSS ANNUAL                  GROSS ANNUAL                GROSS ANNUAL
END OF      AT 5%            RATE OF RETURN OF              RATE OF RETURN OF           RATE OF RETURN OF
POLICY    INTEREST     ------------------------------   -------------------------   -------------------------
 YEAR     PER YEAR        0%         6%        12%        0%       6%       12%       0%       6%       12%
------   -----------      --         --        ---        --       --       ---       --       --       ---
   1       $           $          $          $          $        $        $         $        $        $
   2
   3
   4
   5
   6
   7
   8
   9
  10
  15
  20
  25
  30
  35

          INTERNAL RATE OF RETURN          INTERNAL RATE OF RETURN
          ON CASH SURRENDER VALUE             ON DEATH BENEFIT
        ASSUMING HYPOTHETICAL GROSS      ASSUMING HYPOTHETICAL GROSS
END OF   ANNUAL RATE OF RETURN OF         ANNUAL RATE OF RETURN OF
POLICY  ---------------------------   ---------------------------------
 YEAR     0%        6%        12%        0%          6%          12%
------    --        --        ---        --          --          ---
   1           %         %         %         --          --          --
   2
   3
   4
   5
   6
   7
   8
   9
  10
  15
  20
  25
  30
  35

IT IS EMPHASIZED THAT THE HYPOTHETICAL GROSS ANNUAL RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE GROSS ANNUAL RATES OF RETURN. ACTUAL GROSS RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY A POLICY OWNER, THE FREQUENCY OF PREMIUM PAYMENTS CHOSEN BY A POLICY OWNER, AND THE INVESTMENT EXPERIENCE OF THE POLICY'S SUB-ACCOUNTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS, BUT VARIED ABOVE OR BELOW THAT AVERAGE DURING THE PERIOD. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOAN WERE MADE DURING THE PERIOD. NO REPRESENTATIONS CAN BE MADE BY NELICO OR THE ELIGIBLE FUNDS THAT THOSE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                   APPENDIX B

                       INVESTMENT EXPERIENCE INFORMATION

     This Appendix gives hypothetical illustrations of the Variable Account's and the Policy's investment experience based on the historical investment experience of the Eligible Funds. It does not predict future performance.

     The Policies became available in                . Except as noted, each
Eligible Fund was made available to the Variable Account when that fund commenced operations. The Variable Account and the first three series of the Zenith Fund, the Capital Growth Series, the Back Bay Advisors Bond Income Series and the Back Bay Advisors Money Market Series, commenced operations on August 26, 1983. The Back Bay Advisors Managed Series of the Zenith Fund commenced operations on May 1, 1987. The Westpeak Growth and Income Series and Harris Oakmark Mid Cap Value Series of the Zenith Fund commenced operations on April 30, 1993. The Loomis Sayles Small Cap Series of the Zenith Fund commenced operations on May 2, 1994 and was made available to the Variable Account on December 19, 1994. The MFS Investors Trust Series and MFS Research Managers Series of the Zenith Fund commenced operations on April 30, 1999. The remaining Zenith Fund Series shown in this Appendix commenced operations on October 31, 1994 and were made available to the Variable Account on May 1, 1995.

     The commencement of operations for the following portfolios of the Metropolitan Series Fund, Inc. was: March 3, 1997 for the Janus Mid Cap Portfolio; November 9, 1998 for the Russell 2000 Index Portfolio; and May 1, 2000 for the Putnam Large Cap Growth Portfolio. These three Portfolios were made available to the Variable Account on May 1, 2000. The commencement of operations for the following Metropolitan Series Fund, Inc. Portfolios was: November 9, 1998 for the Lehman Brothers Aggregate Bond Index Portfolio and the Morgan Stanley EAFE Index Portfolio; and July 5, 2000 for the MetLife Mid Cap Stock Index Portfolio and State Street Research Aurora Small Cap Value Portfolio. The Janus Growth Portfolio commenced operations on May 1, 2001 and is not included in this Appendix. These Portfolios were made available to the Variable Account on May 1, 2001. The commencement of operations for the following Metropolitan Series Fund, Inc. Portfolios was: June 24, 1983 for the State Street Research Investment Trust Portfolio; and November 9, 1998 for the Neuberger Berman Partners Mid Cap Value Portfolio. The Franklin Templeton Small Cap Growth Portfolio commenced operations on May 1, 2001 and is not included in this Appendix. These Portfolios are scheduled to be made available to the Variable Account in the fourth quarter of 2001.

     On December 1, 2000, the Putnam International Stock Portfolio of the Metropolitan Series Fund, Inc. (which commenced operations on May 1, 1991) replaced the Morgan Stanley International Magnum Equity Series of the Zenith Fund (which commenced operations on October 31, 1994). Performance figures for dates on or before December 1, 2000 reflect the performance of the Morgan Stanley International Magnum Equity Series. On April 27, 2001, the MetLife Stock Index Portfolio of the Metropolitan Series Fund, Inc. (which commenced operations on May 1, 1990) replaced the Westpeak Stock Index Series of the Zenith Fund (which commenced operations on May 1, 1987). Performance figures for dates on or before April 27, 2001 reflect the performance of the Westpeak Stock Index Series.

     The MFS Mid-Cap Growth Portfolio and the PIMCO Innovation Portfolio of the Met Investors Series Trust commenced operations on February 12, 2001 and are not included in this Appendix. These Portfolios are scheduled to be added as investment options of the Variable Account in the fourth quarter of 2001.

     The commencement of operations for the following Funds of the American Funds Insurance Series was: February 8, 1984 for the American Funds Growth Fund and the American Funds Growth-Income Fund; and April 30, 1998 for the American Funds Global Small Capitalization Fund. These Funds were added as investment options of the Variable Account on May 1, 2001.

     The VIP Equity-Income Portfolio and VIP Overseas Portfolio commenced operations on October 9, 1986 and January 28, 1987, respectively, and were added as investment options of the Variable Account on April 30, 1993. The VIP High Income Portfolio and the VIP II Asset Manager Portfolio commenced operations on September 19, 1985 and September 6, 1989, respectively, and were added as investment options of the Variable Account on December 19, 1994.

     We base the illustrations on the actual investment experience of the relevant Eligible Funds for the periods shown (net of actual charges and expenses incurred by the Eligible Funds). The illustrations assume that premiums are paid at the beginning of each year and that no loans, transfers or other Policy Owner transactions were made during the periods shown.

     Many factors other than investment experience affect Policy values and benefits. These investment experience figures do not reflect the charges deducted from Premiums and Monthly Deductions from the cash value. (See "Charges and Expenses".)

NET RATES OF RETURN

     The annual net rate is the effective earnings rate at which the investment Sub-Accounts increased or decreased over a one-year period, based on the investment experience of the relevant Eligible Funds. The rate is calculated by taking the difference between the Sub-Accounts' ending values and beginning values of the period and dividing it by the beginning values of the period.

     The effective annual net rate of return since inception is the annualized effective interest rate at which the Sub-Accounts increased or decreased since the inception dates of the Sub-Accounts. For each Sub-Account, we calculate the rate by taking the difference between the Sub-Account's ending value and the value on the date of its inception and dividing it by the value on the date of inception. This result is the total net rate of return since inception ("Total Return"). The effective annual net rate of return is the rate which, if compounded annually, would equal the total net rate of return since inception.

                     SUB-ACCOUNTS INVESTING IN ZENITH FUND

                                                                ANNUAL NET RATE OF RETURN
                       -----------------------------------------------------------------------------------------------------------
SUB-ACCOUNT                                                             FOR ONE YEAR ENDING
-----------            8/26/83-   ------------------------------------------------------------------------------------------------
                       12/31/83   12/31/84   12/31/85   12/31/86   12/31/87   12/31/88   12/31/89   12/31/90   12/31/91   12/31/92
                       --------   --------   --------   --------   --------   --------   --------   --------   --------   --------
Capital Growth*......    8.77%     -0.84%     67.68%     94.72%     52.32%     -9.02%     30.43%     -3.72%     53.60%     -6.29%
Back Bay Advisors
 Bond Income.........    2.96      12.32      18.46      14.55       2.01       8.10      12.02       7.82      17.66       7.91
Back Bay Advisors
 Money Market........    3.21      10.45       7.99       6.54       6.26       7.25       8.98       7.92       5.95       3.54

                                                     ANNUAL NET RATE OF RETURN
                       -------------------------------------------------------------------------------------    8/26/83-
SUB-ACCOUNT                                             FOR ONE YEAR ENDING                                     12/31/00
-----------            -------------------------------------------------------------------------------------     TOTAL
                       12/31/93   12/31/94   12/31/95   12/31/96   12/31/97   12/31/98   12/31/99   12/31/00     RETURN
                       --------   --------   --------   --------   --------   --------   --------   --------    --------
Capital Growth*......   14.68%     -7.30%     37.68%     20.77%     23.17%     33.76%      15.41%    -4.89%     2,726.99%
Back Bay Advisors
 Bond Income.........   12.33      -3.60      20.90       4.35      10.61       8.77       -0.71      7.88       367.78
Back Bay Advisors
 Money Market........    2.71       3.71       5.44       4.87       5.08       5.00        4.70      5.96       177.75


                       8/26/83-
SUB-ACCOUNT            12/31/00
-----------            EFFECTIVE
                        ANNUAL
                       ---------
Capital Growth*......    21.24%
Back Bay Advisors
 Bond Income.........     9.30
Back Bay Advisors
 Money Market........     6.06

                                                                ANNUAL NET RATE OF RETURN
                             ------------------------------------------------------------------------------------------------
SUB-ACCOUNT                                                              FOR ONE YEAR ENDING
-----------                  5/1/87-    -------------------------------------------------------------------------------------
                             12/31/87   12/31/88   12/31/89   12/31/90   12/31/91   12/31/92   12/31/93   12/31/94   12/31/95
                             --------   --------   --------   --------   --------   --------   --------   --------   --------
Back Bay Advisors
 Managed...................  -0.82%      9.21%     18.79%      2.95%     19.87%      6.43%     10.37%     -1.36%     30.94%

                                          ANNUAL NET RATE OF RETURN
                             ----------------------------------------------------    5/1/87-      5/1/87-
SUB-ACCOUNT                                  FOR ONE YEAR ENDING                     12/31/00    12/31/00
-----------                  ----------------------------------------------------     TOTAL      EFFECTIVE
                             12/31/96   12/31/97   12/31/98   12/31/99   12/31/00     RETURN      ANNUAL
                             --------   --------   --------   --------   --------    --------    ---------
Back Bay Advisors
 Managed...................  14.74%     26.25%     19.36%      9.69%     -3.62%      340.39%      11.45%

                                                                   ANNUAL NET RATE OF RETURN
                                     -------------------------------------------------------------------------------------
SUB-ACCOUNT                                                                FOR ONE YEAR ENDING
-----------                          4/30/93    --------------------------------------------------------------------------
                                     12/31/93   12/31/94   12/31/95   12/31/96   12/31/97   12/31/98   12/31/99   12/31/00
                                     --------   --------   --------   --------   --------   --------   --------   --------
Westpeak Growth and Income.........   13.49%     -1.45%     36.13%     17.80%     33.14%     24.14%      9.08%     -5.39%
Harris Oakmark Mid Cap Value**.....   13.33      -0.52      30.03      17.31      17.03      -5.70       0.10      20.13


                                     4/30/93-    4/30/93-
SUB-ACCOUNT                          12/31/00    12/31/00
-----------                           TOTAL      EFFECTIVE
                                      RETURN      ANNUAL
                                     --------    ---------
Westpeak Growth and Income.........   207.41%      15.76%
Harris Oakmark Mid Cap Value**.....   130.68       11.51

                                                      ANNUAL NET RATE OF RETURN
                              --------------------------------------------------------------------------     5/2/94      5/2/94
SUB-ACCOUNT                                                    FOR ONE YEAR ENDING                          12/31/00    12/31/00
-----------                   5/2/94-    ---------------------------------------------------------------     TOTAL      EFFECTIVE
                              12/31/94   12/31/95   12/31/96   12/31/97   12/31/98   12/31/99   12/31/00     RETURN      ANNUAL
                              --------   --------   --------   --------   --------   --------   --------    --------    ---------
Loomis Sayles Small Cap.....   -4.17%     28.52%     30.36%     24.54%     -1.94%     31.42%      4.99%      172.74%      16.24%

                                                     ANNUAL NET RATE OF RETURN
                            ---------------------------------------------------------------------------    10/31/94-    10/31/94-
SUB-ACCOUNT                                                  FOR ONE YEAR ENDING                           12/31/00     12/31/00
-----------                 10/31/94   ----------------------------------------------------------------      TOTAL      EFFECTIVE
                            12/31/94   12/31/95   12/31/96   12/31/97   12/31/98   12/31/99   12/31/00      RETURN       ANNUAL
                            --------   --------   --------   --------   --------   --------   --------     ---------    ---------
Alger Equity Growth.......   -5.54%     48.33%     12.89%     25.32%     47.41%     33.80%     -13.90%      241.24%       22.02%
Balanced***...............   -0.24      24.48      16.62      15.89       8.84      -5.30       -2.16        69.42         8.92
Davis Venture Value.......   -3.24      38.94      25.52      33.16      14.13      17.22        9.21       227.32        21.20

                                                                 ANNUAL NET RATE OF RETURN       4/30/99-     4/30/99-
                                                              -------------------------------    12/31/00     12/31/00
                                                              4/30/99-    FOR ONE YEAR ENDING      TOTAL      EFFECTIVE
SUB-ACCOUNT                                                   12/31/99         12/31/00           RETURN       ANNUAL
-----------                                                   --------         --------          --------     ---------
MFS Investors Trust.........................................    1.08%            -0.39%             2.27%       1.35%
MFS Research Managers.......................................   17.90             -3.88             14.96        8.69

------------
* Rates of return reflect the Capital Growth Series' former investment advisory fee of .50% of average daily net assets for the period through December 31, 1987 and its current advisory fee schedule thereafter.

** The Harris Oakmark Mid Cap Value Series' Sub-adviser was Loomis Sayles until May 1, 1998, when Goldman Sachs Asset Management became the sub-adviser. Harris Associates became the sub-adviser on May 1, 2000. Rates of return reflect the Series' former investment advisory fee of .70% of average daily net assets for the period through April 30, 1998, and .75% thereafter.

*** The Balanced Series' sub-adviser was Loomis, Sayles until May 1, 2000, when
    Wellington Management Company became the sub-adviser.

            SUB-ACCOUNTS INVESTING IN METROPOLITAN SERIES FUND, INC.

                                                                     ANNUAL NET RATE OF RETURN
                                                            --------------------------------------------    3/3/97-      3/3/97-
SUB-ACCOUNT                                                                   FOR ONE YEAR ENDING           12/31/00    12/31/00
-----------                                                 3/3/97-     --------------------------------     TOTAL      EFFECTIVE
                                                            12/31/97    12/31/98    12/31/99    12/31/00     RETURN      ANNUAL
                                                            --------    --------    --------    --------    --------    ---------
Janus Mid Cap.............................................   26.64%      36.85%      122.37%     -31.41%     167.06%      29.23%

                                                                 ANNUAL NET RATE OF RETURN
                                                              --------------------------------    11/9/98-    11/9/98-
SUB-ACCOUNT                                                               FOR ONE YEAR ENDING     12/31/00    12/31/00
-----------                                                   11/9/98-    --------------------     TOTAL      EFFECTIVE
                                                              12/31/98    12/31/99    12/31/00     RETURN      ANNUAL
                                                              --------    --------    --------    --------    ---------
Russell 2000 Index..........................................    5.44%      22.43%      -4.04%      23.87%       10.50%

                                                                                            ANNUAL NET
                                                                                          RATE OF RETURN    5/1/00-      5/1/00-
                                                                                          --------------    12/31/00    12/31/00
                                                                                             5/1/00-         TOTAL      EFFECTIVE
SUB-ACCOUNT                                                                                  12/31/00        RETURN      ANNUAL
-----------                                                                                  --------       --------    ---------
Putnam Large Cap Growth...............................................................       -27.12%        -27.12%        N/A

                                                       ANNUAL NET RATE OF RETURN
                              ---------------------------------------------------------------------------
                                                                FOR ONE YEAR ENDING                         10/31/94-   10/31/94-
SUB-ACCOUNT                               ---------------------------------------------------------------   12/31/00    12/31/00
-----------                   10/31/94-                                                                       TOTAL     EFFECTIVE
                              12/31/94    12/31/95   12/31/96   12/31/97   12/31/98   12/31/99   12/31/00    RETURN      ANNUAL
                              ---------   --------   --------   --------   --------   --------   --------   ---------   ---------
Putnam International
 Stock*.....................    2.16%      5.97%      6.41%      -1.55%     7.01%      24.30%    -10.42%     35.66%       5.07%

                                                                ANNUAL NET RATE OF RETURN
                             ------------------------------------------------------------------------------------------------
                                                                         FOR ONE YEAR ENDING
SUB-ACCOUNT                             -------------------------------------------------------------------------------------
-----------                  5/1/87-
                             12/31/87   12/31/88   12/31/89   12/31/90   12/31/91   12/31/92   12/31/93   12/31/94   12/31/95
                             --------   --------   --------   --------   --------   --------   --------   --------   --------
MetLife Stock Index**......  -12.53%     16.05%     29.83%     -4.38%     30.11%     7.03%       9.45%      0.86%     36.58%

                                          ANNUAL NET RATE OF RETURN
                             ----------------------------------------------------
                                             FOR ONE YEAR ENDING                    5/1/87-     5/1/87-
SUB-ACCOUNT                  ----------------------------------------------------   12/31/00   12/31/00
-----------                                                                          TOTAL     EFFECTIVE
                             12/31/96   12/31/97   12/31/98   12/31/99   12/31/00    RETURN     ANNUAL
                             --------   --------   --------   --------   --------   --------   ---------
MetLife Stock Index**......   22.16%     32.16%     27.62%     20.08%     -9.27%    492.26%     13.90%

SUB-ACCOUNT
-----------                                                     ANNUAL NET
                                                              RATE OF RETURN    7/5/00-      7/5/00-
                                                              --------------    12/31/00     12/31/00
                                                                 7/5/00-         TOTAL      EFFECTIVE
                                                                 12/31/00        RETURN       ANNUAL
                                                                 --------       --------    ---------
MetLife Mid Cap Stock Index.................................       6.71%          6.71%         N/A

                                                                ANNUAL NET RATE OF RETURN
                                                              ------------------------------   11/9/98-   11/9/98-
SUB-ACCOUNT                                                              FOR ONE YEAR ENDING   12/31/00   12/31/00
-----------                                                   11/9/98-   -------------------    TOTAL     EFFECTIVE
                                                              12/31/98   12/31/99   12/31/00    RETURN     ANNUAL
                                                              --------   --------   --------   --------   ---------
Morgan Stanley EAFE Index...................................    8.07%      24.59%    -14.69%    14.46%       6.50%
Lehman Brothers Aggregate Bond Index........................    1.34       -1.62      11.13     11.70        4.90
Neuberger Berman Partners Mid Cap Value.....................    7.40       17.34      27.93     56.87       25.03

                                                                ANNUAL NET RATE OF RETURN
                       ------------------------------------------------------------------------------------------------------------
SUB-ACCOUNT                                                             FOR ONE YEAR ENDING
-----------            6/24/83-  --------------------------------------------------------------------------------------------------
                       12/31/83  12/31/84  12/31/85  12/31/86  12/31/87  12/31/88  12/31/89  12/31/90  12/31/91  12/31/92  12/31/93
                       --------  --------  --------  --------  --------  --------  --------  --------  --------  --------  --------
State Street Research
 Investment
 Trust***............    -2.48%     0.28%    34.45%     9.93%     6.92%    11.82%    31.80%    -5.64%    32.76%    11.29%    14.11%

                                            ANNUAL NET RATE OF RETURN
                       --------------------------------------------------------------------  6/24/83-   6/24/83-
SUB-ACCOUNT                                    FOR ONE YEAR ENDING                           12/31/00   12/31/00
-----------            --------------------------------------------------------------------   TOTAL     EFFECTIVE
                       12/31/94  12/31/95  12/31/96  12/31/97  12/31/98  12/31/99  12/31/00   RETURN     ANNUAL
                       --------  --------  --------  --------  --------  --------  --------  --------   ---------
State Street Research
 Investment
 Trust***............    -3.50%    32.81%    21.87%    28.04%    28.42%    18.17%    -6.41%   911.45%     14.91%

                                                                ANNUAL NET
SUB-ACCOUNT                                                   RATE OF RETURN   7/5/00-     7/5/00-
-----------                                                   --------------   12/31/00   12/31/00
                                                                  7/5/00        TOTAL     EFFECTIVE
                                                                 12/31/00       RETURN     ANNUAL
                                                                 --------      --------   ---------
State Street Research Aurora Small Cap Value................        23.07%      20.05%       N/A

------------
* On December 1, 2000, the Putnam International Stock Portfolio of the Metropolitan Series Fund, Inc. replaced the Morgan Stanley International Magnum Equity Series of the Zenith Fund (which commenced operations on October 31, 1994). Performance figures for dates on or before December 1, 2000 reflect the performance of the Morgan Stanley International Magnum Equity Series.
** On April 27, 2001, the MetLife Stock Index Portfolio of the Metropolitan Series Fund, Inc. replaced the Westpeak Stock Index Series of the Zenith Fund (which commenced operations on May 1, 1987). Performance figures for dates on or before April 27, 2001 reflect the performance of the Westpeak Stock Index Series.
*** The State Street Research Investment Trust Portfolio commenced operations on
    June 24, 1983. Performance figures for the period from June 24, 1983 through September 6, 1994 are based on month-end net asset values, as daily net asset value information is not available.

                         SUB-ACCOUNTS INVESTING IN VIP

                                                                ANNUAL NET RATE OF RETURN
                       -----------------------------------------------------------------------------------------------------------
SUB-ACCOUNT                                                             FOR ONE YEAR ENDING
-----------            10/9/86-   ------------------------------------------------------------------------------------------------
                       12/31/86   12/31/87   12/31/88   12/31/89   12/31/90   12/31/91   12/31/92   12/31/93   12/31/94   12/31/95
                       --------   --------   --------   --------   --------   --------   --------   --------   --------   --------
Equity-Income........    1.54%     -1.38%     22.40%     17.05%     -15.50%    31.11%     16.59%     18.00%      6.80%     34.76%

                                    ANNUAL NET RATE OF RETURN
                       ----------------------------------------------------   10/9/86-   10/9/86-
SUB-ACCOUNT                            FOR ONE YEAR ENDING                    12/31/00   12/31/00
-----------            ----------------------------------------------------    TOTAL     EFFECTIVE
                       12/31/96   12/31/97   12/31/98   12/31/99   12/31/00    RETURN     ANNUAL
                       --------   --------   --------   --------   --------   --------   ---------
Equity-Income........   14.00%     27.79%     11.35%      6.06%      8.15%     477.53%     13.12%

                                                                ANNUAL NET RATE OF RETURN
                       -----------------------------------------------------------------------------------------------------------
SUB-ACCOUNT                                                             FOR ONE YEAR ENDING
-----------            1/28/87-   ------------------------------------------------------------------------------------------------
                       12/31/87   12/31/88   12/31/89   12/31/90   12/31/91   12/31/92   12/31/93   12/31/94   12/31/95   12/31/96
                       --------   --------   --------   --------   --------   --------   --------   --------   --------   --------
Overseas.............   -7.11%      7.86%     25.97%     -1.91%      7.73%     -10.94%     37.01%     1.47%      9.40%     12.93%

                         ANNUAL NET RATE OF RETURN
                       ------------------------------              1/28/87-   1/28/87-
SUB-ACCOUNT                 FOR ONE YEAR ENDING                    12/31/00   12/31/00
-----------            ------------------------------               TOTAL     EFFECTIVE
                       12/31/97   12/31/98   12/31/99   12/31/00    RETURN     ANNUAL
                       --------   --------   --------   --------   --------   ---------
Overseas.............   11.28%     12.47%     42.27%     -19.31%    197.86%      8.15%

                                                                ANNUAL NET RATE OF RETURN
                       -----------------------------------------------------------------------------------------------------------
SUB-ACCOUNT                                                             FOR ONE YEAR ENDING
-----------            9/19/85-   ------------------------------------------------------------------------------------------------
                       12/31/85   12/31/86   12/31/87   12/31/88   12/31/89   12/31/90   12/31/91   12/31/92   12/31/93   12/31/94
                       --------   --------   --------   --------   --------   --------   --------   --------   --------   --------
High Income..........    6.20%     17.39%      0.96%     11.36%     -4.41%     -2.48%     34.74%     22.86%     20.10%     -1.79%

                                          ANNUAL NET RATE OF RETURN
                       ---------------------------------------------------------------   9/19/85-   9/19/85-
SUB-ACCOUNT                                  FOR ONE YEAR ENDING                         12/31/00   12/31/00
-----------            ---------------------------------------------------------------    TOTAL     EFFECTIVE
                       12/31/95   12/31/96   12/31/97   12/31/98   12/31/99   12/31/00    RETURN     ANNUAL
                       --------   --------   --------   --------   --------   --------   --------   ---------
High Income..........   20.30%     13.75%     17.37%     -4.57%      7.89%     -22.67%    226.56%      8.05%

                        SUB-ACCOUNT INVESTING IN VIP II

                                                                    ANNUAL NET RATE OF RETURN
                                 ------------------------------------------------------------------------------------------------
SUB-ACCOUNT                                                                  FOR ONE YEAR ENDING
-----------                      9/6/89-    -------------------------------------------------------------------------------------
                                 12/31/89   12/31/90   12/31/91   12/31/92   12/31/93   12/31/94   12/31/95   12/31/96   12/31/97
                                 --------   --------   --------   --------   --------   --------   --------   --------   --------
Asset Manager..................    1.23%      6.45%     22.25%     11.43%     20.93%     -6.32%     16.66%     14.32%     20.35%

                                   ANNUAL NET RATE OF RETURN
                                 ------------------------------   9/6/89-     9/6/89-
SUB-ACCOUNT                           FOR ONE YEAR ENDING         12/31/00   12/31/00
-----------                      ------------------------------    TOTAL     EFFECTIVE
                                 12/31/98   12/31/99   12/31/00    RETURN     ANNUAL
                                 --------   --------   --------   --------   ---------
Asset Manager..................   14.76%     10.81%     -4.17%     223.71%     10.94%

           SUB-ACCOUNTS INVESTING IN AMERICAN FUNDS INSURANCE SERIES

                                                                ANNUAL NET RATE OF RETURN
                       -----------------------------------------------------------------------------------------------------------
SUB-ACCOUNT                                                             FOR ONE YEAR ENDING
-----------                       ------------------------------------------------------------------------------------------------
                       2/8/84-
                       12/31/84   12/31/85   12/31/86   12/31/87   12/31/88   12/31/89   12/31/90   12/31/91   12/31/92   12/31/93
                       --------   --------   --------   --------   --------   --------   --------   --------   --------   --------
Growth...............    1.64%     19.46%     29.72%      7.51%     13.99%     30.47%     -4.91%     32.57%     10.20%     15.71%
Growth-Income........    8.71      36.57      21.52       0.05      13.73      24.70      -3.12      23.38       7.35      11.69

                                               ANNUAL NET RATE OF RETURN
                       --------------------------------------------------------------------------
SUB-ACCOUNT                                       FOR ONE YEAR ENDING                               2/8/84-     2/8/84-
-----------            --------------------------------------------------------------------------   12/31/00   12/31/00
                                                                                                     TOTAL     EFFECTIVE
                       12/31/94   12/31/95   12/31/96   12/31/97   12/31/98   12/31/99   12/31/00    RETURN     ANNUAL
                       --------   --------   --------   --------   --------   --------   --------   --------   ---------
Growth...............   -0.02%     32.57%     12.78%     29.47%     34.90%      56.88%     4.21%    1,627.97%    18.37%
Growth-Income........    1.53      32.30      18.12      25.22      17.80       10.92      7.68       925.68     14.77

                                                                ANNUAL NET RATE OF RETURN
                                                              ------------------------------   4/30/98-   4/30/98-
SUB-ACCOUNT                                                              FOR ONE YEAR ENDING   12/31/00   12/31/00
-----------                                                   4/30/98-   -------------------    TOTAL     EFFECTIVE
                                                              12/31/98   12/31/99   12/31/00    RETURN     ANNUAL
                                                              --------   --------   --------   --------   ---------
Global Small Capitalization.................................    2.30%     90.89%     -16.73%    59.51%      19.09%

POLICY PERFORMANCE

     The material below assumes a Policy was issued with a $500,000 face amount and Option A death benefit with the guideline premium test, with annual premiums paid on August 26 of each year (May 1 in the case of the Metropolitan MetLife Stock Index, Zenith Back Bay Managed and Metropolitan Putnam Large Cap Growth Sub-Accounts; May 2 in the case of the Zenith Loomis Sayles Small Cap Sub-Account; October 31 in the case of the Zenith Balanced, Zenith Davis Venture Value, Zenith Alger Equity Growth and Metropolitan Putnam International Stock Sub-Accounts; October 9 in the case of the VIP Equity-Income Sub-Account; January 28 in the case of the VIP Overseas Sub-Account; April 30 in the case of the Zenith Westpeak Growth and Income, Zenith Harris Oakmark Mid Cap Value, Zenith MFS Investors Trust and Zenith MFS Research Managers Sub-Accounts; September 19 in the case of the VIP High Income Sub-Account; September 6 in the case of the VIP II Asset Manager Sub-Account; March 3 in the case of the Metropolitan Janus Mid Cap Sub-Account; November 9 in the case of the Metropolitan Russell 2000 Index Sub-Account; June 24 in the case of the Metropolitan State Street Research Investment Trust Sub-Account; November 9 in the case of the Metropolitan Lehman Brothers Aggregate Bond Index, the Metropolitan Morgan Stanley EAFE Index and the Metropolitan Neuberger Berman Partners Mid Cap Value Sub-Accounts; July 5 in the case of the Metropolitan MetLife Mid Cap Stock Index and the Metropolitan State Street Research Aurora Small Cap Value Sub-Accounts; February 8 in the case of the American Funds Growth Sub-Account, and the American Funds Growth-Income Sub-Account; and April 30 in the case of the American Funds Global Small Capitalization Sub-Account), to a male age 45 in the nonsmoker preferred risk category. The death benefits, cash values and internal rates of return assume in each instance that the entire Policy value was invested in the particular Sub-Account for the period shown. The illustrations of Policy investment experience reflect all Policy charges based on NELICO's current rates.

                     MALE NON-SMOKER PREFERRED RISK AGE 45
                              $500,000 FACE AMOUNT
                             OPTION A DEATH BENEFIT
                             GUIDELINE PREMIUM TEST

ZENITH CAPITAL GROWTH SUB-ACCOUNT*

                                TOTAL                                          INTERNAL RATE     INTERNAL RATE
                               PREMIUMS     DEATH        CASH      NET CASH     OF RETURN ON     OF RETURN ON
DATE                             PAID      BENEFIT      VALUE       VALUE      NET CASH VALUE    DEATH BENEFIT
----                           --------    --------    --------    --------    --------------    -------------
August 26, 1983..............  $           $           $           $
December 31, 1983............
December 31, 1984............
December 31, 1985............
December 31, 1986............
December 31, 1987............
December 31, 1988............
December 31, 1989............
December 31, 1990............
December 31, 1991............
December 31, 1992............
December 31, 1993............
December 31, 1994............
December 31, 1995............
December 31, 1996............
December 31, 1997............
December 31, 1998............
December 31, 1999............
December 31, 2000............

ZENITH BACK BAY BOND INCOME SUB-ACCOUNT

                                TOTAL                                          INTERNAL RATE     INTERNAL RATE
                               PREMIUMS     DEATH        CASH      NET CASH     OF RETURN ON     OF RETURN ON
DATE                             PAID      BENEFIT      VALUE       VALUE      NET CASH VALUE    DEATH BENEFIT
----                           --------    --------    --------    --------    --------------    -------------
August 26, 1983..............  $           $           $           $
December 31, 1983............
December 31, 1984............
December 31, 1985............
December 31, 1986............
December 31, 1987............
December 31, 1988............
December 31, 1989............
December 31, 1990............
December 31, 1991............
December 31, 1992............
December 31, 1993............
December 31, 1994............
December 31, 1995............
December 31, 1996............
December 31, 1997............
December 31, 1998............
December 31, 1999............
December 31, 2000............

ZENITH BACK BAY MONEY MARKET SUB-ACCOUNT

                                TOTAL                                          INTERNAL RATE     INTERNAL RATE
                               PREMIUMS     DEATH        CASH      NET CASH     OF RETURN ON     OF RETURN ON
DATE                             PAID      BENEFIT      VALUE       VALUE      NET CASH VALUE    DEATH BENEFIT
----                           --------    --------    --------    --------    --------------    -------------
August 26, 1983..............  $           $           $           $
December 31, 1983............
December 31, 1984............
December 31, 1985............
December 31, 1986............
December 31, 1987............
December 31, 1988............
December 31, 1989............
December 31, 1990............
December 31, 1991............
December 31, 1992............
December 31, 1993............
December 31, 1994............
December 31, 1995............
December 31, 1996............
December 31, 1997............
December 31, 1998............
December 31, 1999............
December 31, 2000............

ZENITH BACK BAY MANAGED SUB-ACCOUNT

                                  TOTAL                                          INTERNAL RATE     INTERNAL RATE
                                 PREMIUMS     DEATH        CASH      NET CASH     OF RETURN ON     OF RETURN ON
DATE                               PAID      BENEFIT      VALUE       VALUE      NET CASH VALUE    DEATH BENEFIT
----                             --------    --------    --------    --------    --------------    -------------
May 1, 1987....................  $           $           $           $
December 31, 1987..............
December 31, 1988..............
December 31, 1989..............
December 31, 1990..............
December 31, 1991..............
December 31, 1992..............
December 31, 1993..............
December 31, 1994..............
December 31, 1995..............
December 31, 1996..............
December 31, 1997..............
December 31, 1998..............
December 31, 1999..............
December 31, 2000..............

ZENITH WESTPEAK GROWTH AND INCOME SUB-ACCOUNT

                                     TOTAL                                         INTERNAL RATE     INTERNAL RATE
                                    PREMIUMS     DEATH       CASH      NET CASH     OF RETURN ON     OF RETURN ON
               DATE                   PAID      BENEFIT      VALUE      VALUE      NET CASH VALUE    DEATH BENEFIT
               ----                 --------    --------    -------    --------    --------------    -------------
April 30, 1993....................  $           $           $          $
December 31, 1993.................
December 31, 1994.................
December 31, 1995.................
December 31, 1996.................
December 31, 1997.................
December 31, 1998.................
December 31, 1999.................
December 31, 2000.................

ZENITH HARRIS OAKMARK MID CAP VALUE SUB-ACCOUNT**

                                     TOTAL                                         INTERNAL RATE     INTERNAL RATE
                                    PREMIUMS     DEATH       CASH      NET CASH     OF RETURN ON     OF RETURN ON
               DATE                   PAID      BENEFIT      VALUE      VALUE      NET CASH VALUE    DEATH BENEFIT
               ----                 --------    --------    -------    --------    --------------    -------------
April 30, 1993....................  $           $           $          $
December 31, 1993.................
December 31, 1994.................
December 31, 1995.................
December 31, 1996.................
December 31, 1997.................
December 31, 1998.................
December 31, 1999.................
December 31, 2000.................

ZENITH LOOMIS SAYLES SMALL CAP SUB-ACCOUNT

                                     TOTAL                                         INTERNAL RATE     INTERNAL RATE
                                    PREMIUMS     DEATH       CASH      NET CASH     OF RETURN ON     OF RETURN ON
               DATE                   PAID      BENEFIT      VALUE      VALUE      NET CASH VALUE    DEATH BENEFIT
               ----                 --------    --------    -------    --------    --------------    -------------
May 2, 1994.......................  $           $           $          $
December 31, 1994.................
December 31, 1995.................
December 31, 1996.................
December 31, 1997.................
December 31, 1998.................
December 31, 1999.................
December 31, 2000.................

ZENITH BALANCED SUB-ACCOUNT

                                     TOTAL                                         INTERNAL RATE     INTERNAL RATE
                                    PREMIUMS     DEATH       CASH      NET CASH     OF RETURN ON     OF RETURN ON
DATE                                  PAID      BENEFIT      VALUE      VALUE      NET CASH VALUE    DEATH BENEFIT
----                                --------    --------    -------    --------    --------------    -------------
October 31, 1994..................  $           $           $          $
December 31, 1994.................
December 31, 1995.................
December 31, 1996.................
December 31, 1997.................
December 31, 1998.................
December 31, 1999.................
December 31, 2000.................

ZENITH DAVIS VENTURE VALUE SUB-ACCOUNT

                                     TOTAL                                         INTERNAL RATE     INTERNAL RATE
                                    PREMIUMS     DEATH       CASH      NET CASH     OF RETURN ON     OF RETURN ON
DATE                                  PAID      BENEFIT      VALUE      VALUE      NET CASH VALUE    DEATH BENEFIT
----                                --------    --------    -------    --------    --------------    -------------
October 31, 1994..................  $           $           $          $
December 31, 1994.................
December 31, 1995.................
December 31, 1996.................
December 31, 1997.................
December 31, 1998.................
December 31, 1999.................
December 31, 2000.................

ZENITH ALGER EQUITY GROWTH SUB-ACCOUNT

                                     TOTAL                                         INTERNAL RATE     INTERNAL RATE
                                    PREMIUMS     DEATH       CASH      NET CASH     OF RETURN ON     OF RETURN ON
DATE                                  PAID      BENEFIT      VALUE      VALUE      NET CASH VALUE    DEATH BENEFIT
----                                --------    --------    -------    --------    --------------    -------------
October 31, 1994..................  $           $           $          $
December 31, 1994.................
December 31, 1995.................
December 31, 1996.................
December 31, 1997.................
December 31, 1998.................
December 31, 1999.................
December 31, 2000.................

ZENITH MFS INVESTORS TRUST SUB-ACCOUNT

                                       TOTAL                                        INTERNAL RATE     INTERNAL RATE
                                      PREMIUMS     DEATH       CASH     NET CASH     OF RETURN ON     OF RETURN ON
DATE                                    PAID      BENEFIT     VALUE      VALUE      NET CASH VALUE    DEATH BENEFIT
----                                  --------    --------    ------    --------    --------------    -------------
April 30, 1999......................   $          $           $          $
December 31, 1999...................
December 31, 2000...................

ZENITH MFS RESEARCH MANAGERS SUB-ACCOUNT

                                       TOTAL                                        INTERNAL RATE     INTERNAL RATE
                                      PREMIUMS     DEATH       CASH     NET CASH     OF RETURN ON     OF RETURN ON
DATE                                    PAID      BENEFIT     VALUE      VALUE      NET CASH VALUE    DEATH BENEFIT
----                                  --------    --------    ------    --------    --------------    -------------
April 30, 1999....................     $          $           $          $
December 31, 1999.................
December 31, 2000.................

METROPOLITAN JANUS MID CAP SUB-ACCOUNT

                                     TOTAL                                         INTERNAL RATE     INTERNAL RATE
                                    PREMIUMS     DEATH       CASH      NET CASH     OF RETURN ON     OF RETURN ON
DATE                                  PAID      BENEFIT      VALUE      VALUE      NET CASH VALUE    DEATH BENEFIT
----                                --------    --------    -------    --------    --------------    -------------
March 3, 1997.....................  $           $           $          $
December 31, 1997.................
December 31, 1998.................
December 31, 1999.................
December 31, 2000.................

METROPOLITAN RUSSELL 2000 INDEX SUB-ACCOUNT

                                     TOTAL                                         INTERNAL RATE     INTERNAL RATE
                                    PREMIUMS     DEATH       CASH      NET CASH     OF RETURN ON     OF RETURN ON
DATE                                  PAID      BENEFIT      VALUE      VALUE      NET CASH VALUE    DEATH BENEFIT
----                                --------    --------    -------    --------    --------------    -------------
November 9, 1998..................  $           $           $          $
December 31, 1998.................
December 31, 1999.................
December 31, 2000.................

METROPOLITAN PUTNAM LARGE CAP GROWTH SUB-ACCOUNT
                                       TOTAL                                        INTERNAL RATE     INTERNAL RATE
                                      PREMIUMS     DEATH       CASH     NET CASH     OF RETURN ON     OF RETURN ON
DATE                                    PAID      BENEFIT     VALUE      VALUE      NET CASH VALUE    DEATH BENEFIT
----                                  --------    --------    ------    --------    --------------    -------------
May 1, 2000.........................   $          $           $           $
December 31, 2000...................

METROPOLITAN PUTNAM INTERNATIONAL STOCK SUB-ACCOUNT***
                                     TOTAL                                         INTERNAL RATE     INTERNAL RATE
                                    PREMIUMS     DEATH       CASH      NET CASH     OF RETURN ON     OF RETURN ON
DATE                                  PAID      BENEFIT      VALUE      VALUE      NET CASH VALUE    DEATH BENEFIT
----                                --------    --------    -------    --------    --------------    -------------
October 31, 1994..................  $           $           $          $
December 31, 1994.................
December 31, 1995.................
December 31, 1996.................
December 31, 1997.................
December 31, 1998.................
December 31, 1999.................
December 31, 2000.................

METROPOLITAN METLIFE STOCK INDEX SUB-ACCOUNT****
                                  TOTAL                                          INTERNAL RATE     INTERNAL RATE
                                 PREMIUMS     DEATH        CASH      NET CASH     OF RETURN ON     OF RETURN ON
DATE                               PAID      BENEFIT      VALUE       VALUE      NET CASH VALUE    DEATH BENEFIT
----                             --------    --------    --------    --------    --------------    -------------
May 1, 1987....................  $           $           $           $
December 31, 1987..............
December 31, 1988..............
December 31, 1989..............
December 31, 1990..............
December 31, 1991..............
December 31, 1992..............
December 31, 1993..............
December 31, 1994..............
December 31, 1995..............
December 31, 1996..............
December 31, 1997..............
December 31, 1998..............
December 31, 1999..............
December 31, 2000..............

METROPOLITAN METLIFE MID CAP STOCK INDEX SUB-ACCOUNT
                                       TOTAL                                        INTERNAL RATE     INTERNAL RATE
                                      PREMIUMS     DEATH       CASH     NET CASH     OF RETURN ON     OF RETURN ON
                DATE                    PAID      BENEFIT     VALUE      VALUE      NET CASH VALUE    DEATH BENEFIT
                ----                  --------    --------    ------    --------    --------------    -------------
July 5, 2000........................   $          $           $           $
December 31, 2000...................                                                          %

METROPOLITAN MORGAN STANLEY EAFE INDEX SUB-ACCOUNT
                                       TOTAL                                        INTERNAL RATE     INTERNAL RATE
                                      PREMIUMS     DEATH       CASH     NET CASH     OF RETURN ON     OF RETURN ON
                DATE                    PAID      BENEFIT     VALUE      VALUE      NET CASH VALUE    DEATH BENEFIT
                ----                  --------    --------    ------    --------    --------------    -------------
November 9, 1998....................  $           $           $          $
December 31, 1998...................                                                          %
December 31, 1999...................                                                                            %
December 31, 2000...................

METROPOLITAN LEHMAN BROTHERS AGGREGATE BOND INDEX SUB-ACCOUNT
                                     TOTAL                                         INTERNAL RATE     INTERNAL RATE
                                    PREMIUMS     DEATH       CASH      NET CASH     OF RETURN ON     OF RETURN ON
               DATE                   PAID      BENEFIT      VALUE      VALUE      NET CASH VALUE    DEATH BENEFIT
               ----                 --------    --------    -------    --------    --------------    -------------
November 9, 1998..................  $           $           $          $
December 31, 1998.................        %
December 31, 1999.................                                                                             %
December 31, 2000.................

METROPOLITAN STATE STREET RESEARCH AURORA SMALL CAP VALUE SUB-ACCOUNT
                                       TOTAL                                        INTERNAL RATE     INTERNAL RATE
                                      PREMIUMS     DEATH       CASH     NET CASH     OF RETURN ON     OF RETURN ON
                DATE                    PAID      BENEFIT     VALUE      VALUE      NET CASH VALUE    DEATH BENEFIT
                ----                  --------    --------    ------    --------    --------------    -------------
July 5, 2000........................   $          $           $           $
December 31, 2000...................                                                          %

METROPOLITAN STATE STREET RESEARCH INVESTMENT TRUST SUB-ACCOUNT*****

                                   TOTAL                                          INTERNAL RATE     INTERNAL RATE
                                  PREMIUMS     DEATH        CASH      NET CASH     OF RETURN ON     OF RETURN ON
              DATE                  PAID      BENEFIT      VALUE       VALUE      NET CASH VALUE    DEATH BENEFIT
              ----                --------    --------    --------    --------    --------------    -------------
June 24, 1983...................  $           $           $           $
December 31, 1983...............
December 31, 1984...............
December 31, 1985...............
December 31, 1986...............
December 31, 1987...............
December 31, 1988...............
December 31, 1989...............
December 31, 1990...............
December 31, 1991...............
December 31, 1992...............
December 31, 1993...............
December 31, 1994...............
December 31, 1995...............
December 31, 1996...............
December 31, 1997...............
December 31, 1998...............
December 31, 1999...............
December 31, 2000...............

METROPOLITAN NEUBERGER BERMAN PARTNERS MID CAP VALUE SUB-ACCOUNT

                                     TOTAL                                         INTERNAL RATE     INTERNAL RATE
                                    PREMIUMS     DEATH       CASH      NET CASH     OF RETURN ON     OF RETURN ON
               DATE                   PAID      BENEFIT      VALUE      VALUE      NET CASH VALUE    DEATH BENEFIT
               ----                 --------    --------    -------    --------    --------------    -------------
November 9, 1998..................  $           $           $          $
December 31, 1998.................
December 31, 1999.................
December 31, 2000.................

VIP EQUITY-INCOME SUB-ACCOUNT

                                  TOTAL                                          INTERNAL RATE     INTERNAL RATE
                                 PREMIUMS     DEATH        CASH      NET CASH     OF RETURN ON     OF RETURN ON
DATE                               PAID      BENEFIT      VALUE       VALUE      NET CASH VALUE    DEATH BENEFIT
----                             --------    --------    --------    --------    --------------    -------------
October 9, 1986................  $           $           $           $
December 31, 1986..............
December 31, 1987..............
December 31, 1988..............
December 31, 1989..............
December 31, 1990..............
December 31, 1991..............
December 31, 1992..............
December 31, 1993..............
December 31, 1994..............
December 31, 1995..............
December 31, 1996..............
December 31, 1997..............
December 31, 1998..............
December 31, 1999..............
December 31, 2000..............

VIP OVERSEAS SUB-ACCOUNT

                                  TOTAL                                          INTERNAL RATE     INTERNAL RATE
                                 PREMIUMS     DEATH        CASH      NET CASH     OF RETURN ON     OF RETURN ON
DATE                               PAID      BENEFIT      VALUE       VALUE      NET CASH VALUE    DEATH BENEFIT
----                             --------    --------    --------    --------    --------------    -------------
January 28, 1987...............  $           $           $           $
December 31, 1987..............
December 31, 1988..............
December 31, 1989..............
December 31, 1990..............
December 31, 1991..............
December 31, 1992..............
December 31, 1993..............
December 31, 1994..............
December 31, 1995..............
December 31, 1996..............
December 31, 1997..............
December 31, 1998..............
December 31, 1999..............
December 31, 2000..............

VIP HIGH INCOME SUB-ACCOUNT

                                  TOTAL                                          INTERNAL RATE     INTERNAL RATE
                                 PREMIUMS     DEATH        CASH      NET CASH     OF RETURN ON     OF RETURN ON
DATE                               PAID      BENEFIT      VALUE       VALUE      NET CASH VALUE    DEATH BENEFIT
----                             --------    --------    --------    --------    --------------    -------------
September 19, 1985.............  $           $           $           $
December 31, 1985..............
December 31, 1986..............
December 31, 1987..............
December 31, 1988..............
December 31, 1989..............
December 31, 1990..............
December 31, 1991..............
December 31, 1992..............
December 31, 1993..............
December 31, 1994..............
December 31, 1995..............
December 31, 1996..............
December 31, 1997..............
December 31, 1998..............
December 31, 1999..............
December 31, 2000..............

VIP II ASSET MANAGER SUB-ACCOUNT

                                   TOTAL                                          INTERNAL RATE     INTERNAL RATE
                                  PREMIUMS     DEATH        CASH      NET CASH     OF RETURN ON     OF RETURN ON
DATE                                PAID      BENEFIT      VALUE       VALUE      NET CASH VALUE    DEATH BENEFIT
----                              --------    --------    --------    --------    --------------    -------------
September 6, 1989...............  $           $           $           $
December 31, 1989...............
December 31, 1990...............
December 31, 1991...............
December 31, 1992...............
December 31, 1993...............
December 31, 1994...............
December 31, 1995...............
December 31, 1996...............
December 31, 1997...............
December 31, 1998...............
December 31, 1999...............
December 31, 2000...............

AMERICAN FUNDS GROWTH SUB-ACCOUNT


                                   TOTAL                                          INTERNAL RATE     INTERNAL RATE
                                  PREMIUMS     DEATH        CASH      NET CASH     OF RETURN ON     OF RETURN ON
              DATE                  PAID      BENEFIT      VALUE       VALUE      NET CASH VALUE    DEATH BENEFIT
              ----                --------    -------      -----      --------    --------------    -------------
February 8, 1984................  $           $           $           $
December 31, 1984...............
December 31, 1985...............
December 31, 1986...............
December 31, 1987...............
December 31, 1988...............
December 31, 1989...............
December 31, 1990...............
December 31, 1991...............
December 31, 1992...............
December 31, 1993...............
December 31, 1994...............
December 31, 1995...............
December 31, 1996...............
December 31, 1997...............
December 31, 1998...............
December 31, 1999...............
December 31, 2000...............

AMERICAN FUNDS GROWTH-INCOME SUB-ACCOUNT


                                   TOTAL                                          INTERNAL RATE     INTERNAL RATE
                                  PREMIUMS     DEATH        CASH      NET CASH     OF RETURN ON     OF RETURN ON
              DATE                  PAID      BENEFIT      VALUE       VALUE      NET CASH VALUE    DEATH BENEFIT
              ----                --------    -------      -----      --------    --------------    -------------
February 8, 1984................  $           $           $           $
December 31, 1984...............
December 31, 1985...............
December 31, 1986...............
December 31, 1987...............
December 31, 1988...............
December 31, 1989...............
December 31, 1990...............
December 31, 1991...............
December 31, 1992...............
December 31, 1993...............
December 31, 1994...............
December 31, 1995...............
December 31, 1996...............
December 31, 1997...............
December 31, 1998...............
December 31, 1999...............
December 31, 2000...............

AMERICAN FUNDS GLOBAL SMALL CAPITALIZATION SUB-ACCOUNT


                                      TOTAL                                         INTERNAL RATE     INTERNAL RATE
                                     PREMIUMS     DEATH       CASH      NET CASH     OF RETURN ON     OF RETURN ON
               DATE                    PAID      BENEFIT      VALUE      VALUE      NET CASH VALUE    DEATH BENEFIT
               ----                  --------    -------      -----     --------    --------------    -------------
April 30, 1998.....................  $
December 31, 1998..................
December 31, 1999..................
December 31, 2000..................

------------
     * Rates of return and Policy values and benefits shown reflect the Capital Growth Series' investment advisory fee of .50% of average daily net assets for the period through December 31, 1987 and its current advisory fee schedule thereafter.
   ** Rates of return and Policy values and benefits shown reflect the Harris
      Oakmark Mid Cap Value Series' investment advisory fee of .70% of average daily net assets for the period through April 30, 1998 and .75% thereafter.
  *** On December 1, 2000, the Putnam International Stock Portfolio of the
      Metropolitan Series Fund, Inc. replaced the Morgan Stanley International Magnum Equity Series of the Zenith Fund. Performance figures for dates on or before December 1, 2000 reflect the performance of the Morgan Stanley International Magnum Equity Series.
 **** On April 27, 2001, the MetLife Stock Index Portfolio of the Metropolitan
      Series Fund, Inc. replaced the Westpeak Stock Index Series of the Zenith Fund. Performance figures for dates on or before April 27, 2001 reflect the performance of the Westpeak Stock Index Series.
***** The State Street Research Investment Trust Portfolio commenced operations on June 24, 1983. Performance figures for the period from June 24, 1983 through September 6, 1994 are based on month-end net asset values, as daily net asset value information is not available.

                                   APPENDIX C

                            LONG TERM MARKET TRENDS

     The information below compares the average annual returns of common stock, high grade corporate bonds and 30-day U.S. Treasury bills over 20-year and 30-year holding periods.* The average annual returns assume the reinvestment of dividends, capital gains and interest. This is an historical record and does not predict future performance. The information does not reflect Policy charges.

     The data indicates that, historically, the investment performance of common stocks over long periods has been positive and generally superior to that of long-term, high grade debt securities. Common stocks have, however, been subject to more dramatic market adjustments over short periods.

     Over the 56 20-year time periods beginning in 1926 and ending in 2000 (i.e., 1926-1945, 1927-1946, and so on through 1981-2000):

     -- The average annual return of common stocks was superior to that of high grade, long-term corporate bonds in 53 of the 56 periods.

     -- The average annual return of common stocks surpassed that of U.S. Treasury bills in each of the 56 periods.

     -- Common stock average annual returns exceeded the average annual rate of inflation in each of the 56 periods.

     Over the 46 30-year periods beginning in 1926 and ending in 2000, the average annual return of common stocks was superior to that of high grade, long-term corporate bonds, U.S. Treasury bills and inflation in all 46 periods.

     From 1926 through 2000 the average annual return for common stocks was 11.0%, compared to 5.7% for high grade, long-term corporate bonds, 3.8% for U.S. Treasury bills and 3.1% for the Consumer Price Index.
------------
* Used with permission. (C)2001 Ibbotson Associates, Inc. All rights reserved. [Certain portions of this work were derived from copyrighted works of Roger G. Ibbotson and Rex Sinquefield.]
                            ------------------------

                 SUMMARY: HISTORIC S&P STOCK INDEX RESULTS FOR
                            SPECIFIC HOLDING PERIODS

     The following chart categorizes the historical results of the Standard & Poor's 500 Stock Index with dividends reinvested, over one-year, five-year and twenty-year periods beginning in 1926 and ending 2000.

     The chart does not predict future stock market results. It shows the historic performance of a broad index of stocks, and not the performance of any fund or investment.
                            ------------------------

             PERCENT OF HOLDING PERIODS WITH THE FOLLOWING RETURNS:

                                                                                              GREATER
                                                        0-      5.01-     10.01-    15.01-     THAN
HOLDING                                   NEGATIVE    5.00%     10.00%    15.00%    20.00%    20.00%
PERIOD                                     RETURN     RETURN    RETURN    RETURN    RETURN    RETURN
-------                                   --------    ------    ------    ------    ------    -------
1 year..................................     26%         4%       11%        7%       12%       40%
5 years.................................     10%        14%       14%       31%       18%       13%
10 years................................      3%        10%       33%       24%       28%        2%
20 years................................      0%         6%       31%       53%       10%        0%

------------
Used with permission. (C)2001 Ibbotson Associates, Inc. All rights reserved. [Certain portions of this work were derived from copyrighted works of Roger G. Ibbotson and Rex Sinquefield.]

                                   APPENDIX D

                             USES OF LIFE INSURANCE

     These are examples of ways the Policy can be used to address certain financial objectives.

FAMILY INCOME PROTECTION

     You may purchase life insurance on the lives of family income earners to provide a death benefit to cover final expenses, and continue current family income. The amount of insurance you purchase should be an amount which will provide a death benefit that, when invested outside the policy at a reasonable interest rate, will generate enough money to replace the individual's income.

ESTATE PROTECTION

     A trust may purchase life insurance on the life of the person whose estate will incur federal estate taxes upon the person's death. The amount of insurance purchased should equal the amount of the estimated estate tax liability. On the insured's death, the trustee makes the death proceeds available to the estate for the payment of estate tax costs.

EDUCATION FUNDING

     You may purchase life insurance on the life of the parent(s) or primary person funding an education. The amount of insurance you purchase should equal the total education cost projected at a reasonable inflation rate.

     In the event of death, the guaranteed death benefit is available to help pay the education costs. If the insured lives through the education years, cash value may be accessed to meet education costs. Loans or withdrawals reduce the Policy's death benefit.

MORTGAGE PROTECTION

     You may purchase life insurance on the life of the person responsible for making mortgage payments. The amount of insurance you purchase should equal the mortgage amount. In the event of the insured's death, the guaranteed death benefit can be used to pay the mortgage balance.

     During the insured's lifetime, cash value may be accessed late in the mortgage term to help make the remaining mortgage payments. Loans or withdrawals reduce the Policy's death benefit.

KEY PERSON PROTECTION

     A business may purchase life insurance on the life of a key person in an amount equal to the key person's value, considering salary, benefits, and contribution to the business. On the key person's death, the business uses the death benefit to ease the interruption of business operations and/or to provide a replacement fund for hiring a new executive.

BUSINESS CONTINUATION PROTECTION

     You can insure each business owner in an amount equal to the value of each owner's business interest. In the event of death, the guaranteed death benefit provides funds for the purchase of the deceased's business interest by the business, or surviving owners, from the deceased owner's heirs.

RETIREMENT INCOME

     You may purchase life insurance on the life of a family income earner during his or her working life. If the insured lives to retirement, cash value may be accessed to provide retirement payments. In the event of the insured's death, the proceeds may be used to provide retirement income to his or her spouse. Loans or withdrawals reduce the Policy's death benefit.

     Because the Policy provides a death benefit and cash value accumulation, you can use the Policy for various individual and business planning purposes. If you purchase the Policy for such purposes, you assume certain risks, particularly if the Policy's cash value, as opposed to its death benefit, will be the principal Policy feature used for such planning purposes. If the investment performance of the Sub-Accounts to which cash value is allocated is poorer than expected, or if you don't pay sufficient premiums or maintain cash values, the Policy may lapse or may not accumulate sufficient cash value or cash surrender value to fund the purpose for which you purchased the Policy. Because the Policy is designed to provide benefits on a long-term basis, before purchasing a Policy for a specialized purpose, you should consider whether the long-term nature of the Policy is consistent with your goals. If you wish to access your Policy's cash value, through loans or withdrawals, you should consult your tax adviser about possible tax consequences. (See "Tax Considerations".)

                                   APPENDIX E

                                TAX INFORMATION

     The Office of Tax Analysis of the U.S. Department of the Treasury published a "Report to the Congress on the Taxation of Life Insurance Company Products" in March 1990. Page 4 of this report is Table 1.1, a "Comparison of Tax Treatment of Life Insurance Products and Other Retirement Savings Plans". Because it is a convenient summary of the relevant tax characteristics of these products and plans, we have reprinted it here, and added footnotes to reflect exceptions to the general rules.

                            ------------------------

                                   TABLE 1.1

  COMPARISON OF TAX TREATMENT OF LIFE INSURANCE PRODUCTS AND OTHER RETIREMENT
                                 SAVINGS PLANS

                          CASH-VALUE
                             LIFE       NON-QUALIFIED                              QUALIFIED
                          INSURANCE       ANNUITIES            IRA'S                PENSION
                          ----------    -------------          -----               ---------
Annual Contribution
  Limits                      No             No                 Yes                   Yes
Income Eligibility
  Limits                      No             No                Yes**                  No
Borrowing Treated as
  Distributions              No*             Yes         Loans not allowed    Yes, beyond $50,000
Income Ordering Rules
  (Income included in
  First Distribution)        No*             Yes                Yes                   Yes
Early Withdrawal
  Penalties                  No*           Yes***             Yes***                Yes***
Minimum Distribution
  Rules by Age 70 1/2         No             No                 Yes                   Yes
Maximum Annual
  Distribution Rules          No             No                 Yes                   Yes
Anti-discrimination
  Rules                       No             No                 No                    Yes

------------
Department of the Treasury                                            March 1990
  Office of Tax Analysis
  * If the Policy is not a modified endowment contract.
 ** If amounts paid in to fund the IRA are deductible; once over the income eligibility limits amounts paid into an IRA are permitted but not deductible.
*** There are several exceptions to the application of the early withdrawal penalties for annuities, IRAs and qualified pensions.

 This appendix is not tax advice. You should consult with your own tax advisor for more complete information.

                                   APPENDIX F

            GUIDELINE PREMIUM TEST AND CASH VALUE ACCUMULATION TEST

     In order to meet the Internal Revenue Code's definition of life insurance, the Policies provide that the death benefit will not be less than what is required by the "cash value accumulation test" under Section 7702(a)(1) of the Internal Revenue Code, or the "guideline premium test" under Section 7702(a)(2) of the Internal Revenue Code, as selected by you when the Policy is issued. The test you choose at issue will be used for the life of the Policy. (See "Death Benefit".)

     For the cash value accumulation test, sample net single premiums for selected ages of male and female insureds are listed below.

                                                              NET SINGLE PREMIUM
                                                              -------------------
AGE                                                             MALE      FEMALE
---                                                           --------   --------
30..........................................................
40..........................................................
50..........................................................
60..........................................................
70..........................................................
80..........................................................
90..........................................................
100.........................................................

     For the guideline premium test, the table below shows the percentage of the Policy's cash value that is used to determine the death benefit.

      AGE OF                                AGE OF
INSURED AT START OF   PERCENTAGE OF   INSURED AT START OF   PERCENTAGE OF
  THE POLICY YEAR      CASH VALUE       THE POLICY YEAR      CASH VALUE
-------------------   -------------   -------------------   -------------
  0 through 40             250               61                  128
       41                  243               62                  126
       42                  236               63                  124
       43                  229               64                  122
       44                  222               65                  120
       45                  215               66                  119
       46                  209               67                  118
       47                  203               68                  117
       48                  197               69                  116
       49                  191               70                  115
       50                  185               71                  113
       51                  178               72                  111
       52                  171               73                  109
       53                  164               74                  107
       54                  157         75 through 90             105
       55                  150               91                  104
       56                  146               92                  103
       57                  142               93                  102
       58                  138         94 through 99             101
       59                  134              100+                 100
       60                  130

                       NEW ENGLAND LIFE INSURANCE COMPANY
                              501 BOYLSTON STREET
                                BOSTON, MA 02116

                                    RECEIPT

This is to acknowledge receipt of a Zenith Flexible Life 2002 Prospectus dated May 1, 2002. This Variable Life Policy is offered by New England Life Insurance Company.

-----------------------------------------------------       -----------------------------------------------------
                       (Date)                                               (Client's Signature)

                                     Part II

                           UNDERTAKING TO FILE REPORTS

         Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.


                              RULE 484 UNDERTAKING

         Section 9 of NELICO's By-Laws provides that NELICO shall, to the extent legally permissible, indemnify its directors and officers against liabilities and expenses relating to lawsuits and proceedings based on such persons' roles as directors or officers. However, Section 9 further provides that no such indemnification shall be made with respect to any matter as to which a director or officer is adjudicated not to have acted in good faith in the reasonable belief that his action was in the best interest of the corporation. Section 9 also provides that in the event a matter is disposed of by a settlement payment by a director or officer, indemnification will be provided only if the settlement is approved as in the best interest of the corporation by (a) a disinterested majority of the directors then in office, (b) a majority of the disinterested directors then in office, or (c) the holders of a majority of outstanding voting stock (exclusive of any stock owned by any interested director or officer).

         Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of NELICO pursuant to the foregoing provisions, or otherwise, NELICO has been advised that in the opinion of the Securities and Exchange Commission such indemnification may be against public policy as expressed in the Act and may be, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by NELICO of expenses incurred or paid by a director, officer, or controlling person of NELICO in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, NELICO will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                 REPRESENTATIONS

         New England Life Insurance Company hereby represents that the fees and charges deducted under the flexible premium adjustable variable life insurance policies described in this registration statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by New England Life Insurance Company.

                       CONTENTS OF REGISTRATION STATEMENT

         This Registration Statement comprises the following papers and documents:

         The facing sheet.

         A reconciliation and tie-in of the information shown in the prospectus with the items of Form N-8B-2.

         The prospectus consisting of 74 pages.

         The undertaking to file reports.

         The undertaking pursuant to Rule 484(b) under the Securities Act of 1933.

         Representations.

         The signatures.

         Written consents of the following persons:

             Anne M. Goggin, Esq. (see Exhibit 3(i) below)(to be filed by amendment)
             James J. Reilly, Jr., F.S.A., M.A.A.A.
             (see Exhibit 3(ii) below)(to be filed by amendment)
             Sutherland Asbill & Brennan LLP (see Exhibit 6 below)(to be filed by amendment)
             Independent Auditor (see Exhibit 11 below)(to be filed by amendment)

         The following exhibits:

        1.A.(1)          January 31, 1983 resolution of the Board of
                         Directors of NEVLICO 4
            (2)          None
            (3) (a)      Distribution Agreement between NEVLICO and
                         NELESCO 5
                (b)(i)   Form of Contract between NELICO and its
                         General Agents 4

                    (ii) Form of contract between NELICO and its
                         Agents 5
                (c)      Commission Schedule for Policies (to be filed by
                         amendment)
                (d)      Form of contract among NES, NELICO and other broker
                         dealers 3
            (4)          None
            (5) (a)      Specimen of Policy
                (b)      Riders to the Policy
            (6) (a)      Amended and restated Articles of Organization of
                         NELICO 2
                (b)      Amended and restated By-Laws of NELICO 3
                (c)      Amendments to Amended and restated Articles of
                         Organization 7
                (d)      Amended and restated By-Laws of NELICO 11
            (7)          None
            (8)          None
            (9)          None
           (10) (a)      Specimen of Application for Policy 6
           (10) (b)      Specimen of Application for Riders
      2.                 See Exhibit 3(i)
      3.(i)              Opinion and Consent of Anne M. Goggin, Esquire (to be
                         filed by amendment)
        (ii)             Opinion and Consent of James J. Reilly, Jr., F.S.A.,
                         M.A.A.A.(to be filed by amendment)
      4.                 None
      5.                 Inapplicable
      6.                 Consent of Sutherland Asbill & Brennan LLP (to be filed
                         by amendment)
      7.                 Powers of Attorney 10
      8.                 Notice of Withdrawal Right for Policies (to be filed by
                            amendment)
      9.                 Inapplicable
      10.                Inapplicable
      11.                Consent of Independent Auditors (to be filed by
                         amendment)
      12.                Schedule for computation of performance quotations 5
      13. (i)            Consolidated memorandum describing certain procedures,
                         filed pursuant to Rule 6e-2(b)(12)(ii)and Rule
                         6e-3(T)(b)(12)(iii) 5

         (ii)            Second Addendum to Consolidated Memorandum 8
      14. (i)            Participation Agreement among Variable Insurance
                         Products Fund, Fidelity Distributors Corporation and
                         New England Variable Life Insurance Company 5
         (ii)            Amendment No. 1 to Participation Agreement among
                         Variable Insurance Products Fund, Fidelity Distributors
                         Corporation and New England Variable Life Insurance
                         Company 1
        (iii)            Participation Agreement among Variable Insurance
                         Products Fund II, Fidelity Distributors Corporation and
                         New England Variable Life Insurance Company 1
         (iv)            Participation Agreement among Metropolitan Series Fund,
                         Inc., Metropolitan Life Insurance Company and New
                         England Life Insurance Company 9
         (v)             Participation Agreement among New England Zenith Fund,
                         New England Investment Management, Inc., New England
                         Securities Corporation and New England Life Insurance
                         Company 9
           (vi)          Amendment No. 2 to Participation Agreement among
                         Variable Insurance Products Fund, Fidelity Distributors
                         Corporation and New England Life Insurance Company 10
          (vii)          Amendment No. 1 to Participation Agreement among
                         Variable Insurance Products Fund II, Fidelity
                         Distributors Corporation and New England Life Insurance
                         Company 10
         (viii)          Participation Agreement among Met Investors Series
                         Trust, Met Investors Advisory Corp., New England
                         Securities and New England Life Insurance Company
           (ix)          Participation Agreement among American Funds Insurance
                         Series, Capital Research and Management Company, New
                         England Securities and New England Life Insurance
                         Company 12

1 Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Variable Account's Form S-6 Registration Statement, File No. 33-88082, filed June 22, 1995.

2 Incorporated herein by reference to the Variable Account's Form S-6 Registration Statement, File No. 333-21767, filed February 13, 1997.

3 Incorporated herein by reference to the Pre-effective Amendment No. 1 to the Variable Account's Form S-6 Registration Statement, File No. 333-21767, filed July 16, 1997.

4 Incorporated herein by reference to Post-Effective Amendment No. 9 to the Variable Account's Form S-6 Registration Statement, File No. 33-66864, filed February 25, 1998.

5 Incorporated herein by reference to Post-Effective Amendment No. 9 to the Variable Account's Form S-6 Registration Statement, File No. 33-52050, filed April 24, 1998.

6 Incorporated herein by reference to Post-Effective Amendment No. 4 to the Variable Account's Form S-6 Registration Statement, File No. 33-88082, filed January 20, 1999.

7 Incorporated herein by reference to the Post-Effective Amendment No.4 to the Variable Account's Form S-6 Registration Statement, File No. 33-65263, filed February 24, 1999.

8 Incorporated herein by reference to the Post-Effective Amendment No.10 to the Variable Account's Form S-6 Registration Statement, File No. 33-52050, filed April 26, 1999.

9 Incorporated herein by reference to the Post-Effective Amendment No. 11 to the Variable Account's Form S-6 Registration Statement, File No. 33-88082, filed November 9, 2000.

10 Incorporated herein by reference to the Post-Effective Amendment No.2 to the Variable Account's Form S-6 Registration Statement, File No. 333-89409, filed February 26, 2001.

11 Incorporated herein by reference to the Post-Effective Amendment No.4 to the Variable Account's Form S-6 Registration Statement, File No. 333-21767, filed April 25, 2001.

12 Incorporated herein by reference to the Post-Effective Amendment No. 4 to the Variable Account's Form S-6 Registration Statement, File No. 333-89409, filed July 20, 2001.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant, New England Variable Life Separate Account, has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Boston, and the Commonwealth of Massachusetts, on the 19th day of November, 2001.

                                    New England Variable Life Separate
                                      Account
                                        (Registrant)

                                    By:  New England Life Insurance
                                         Company
                                             (Depositor)


                                    By:  /s/ Anne M. Goggin
                                         ------------------------------
                                          Anne M. Goggin
                                          Senior Vice President and
                                          General Counsel

Attest:


/s/ John E. Connolly, Jr.
-------------------------
  John E. Connolly, Jr.
  Counsel and Assistant
   Secretary

         Pursuant to the requirements of the Securities Act of 1933, New England Life Insurance Company has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Boston, and the Commonwealth of Massachusetts, on the 19th day of November, 2001.


                                    New England Life Insurance Company
(Seal)

Attest: /s/John E. Connolly, Jr.        By:   /s/ Anne M. Goggin
        ------------------------              ------------------------
          John E. Connolly, Jr.                 Anne M. Goggin
          Counsel and Assistant               Senior Vice President
            Secretary                         and General Counsel


      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on November 19, 2001.


       *                                      Chairman, President and Chief
----------------------                              Executive Officer
James M. Benson

       *                                                Director
----------------------
Susan C. Crampton

       *                                                Director
----------------------
Edward A. Fox

       *                                                Director
----------------------
George J. Goodman

       *                                                Director
----------------------
Evelyn E. Handler

       *                                                Director
----------------------
Philip K. Howard, Esq.

       *                                                Director
----------------------
Bernard A. Leventhal

       *                                                Director
----------------------
Thomas J. May

       *                                                Director
----------------------
Stewart G. Nagler

       *                                                Director
----------------------
Catherine A. Rein

       *                                        Executive Vice President,
----------------------                      Chief Financial Officer and Chief
David Y. Rogers                                    Accounting Officer


       *                                                Director
----------------------
Rand N. Stowell

       *                                                Director
----------------------
Lisa M. Weber


                                    By: /s/ Marie C. Swift
                                        ---------------------
                                         Marie C. Swift, Esq.
                                           Attorney-in-fact



* Executed by Marie C. Swift, Esquire on behalf of those indicated pursuant to powers of attorney filed with Post-Effective Amendment No. 2 to the Variable Account's Form S-6 Registration Statement, File No. 333-89409, on February 26, 2001.

                                  EXHIBIT LIST


                                                             Sequentially
Exhibit Number                Title                          Numbered Page*
--------------                -----                          --------------
   1.A. 5(a)     Specimen of Policy

   1.A. 5(b)     Riders to Policy

   1.A (10)(b)   Specimen of Application for Riders

   14 (viii)     Participation Agreement among
                 Met Investors Series Trust,
                 Met Investors Advisory Corp.,
                 New England Securities Corporation
                 and New England Life Insurance Company

---------

*        Page numbers inserted on manually-signed copy only.